Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
dated June 23, 2022
by and among
NerdWallet, Inc., as Parent
On the Barrelhead, Inc., as the Company
Bighorn Merger Sub Corp.
Bighorn Merger Sub 2, LLC
NerdWallet Compare, Inc.
and
Fortis Advisors LLC, as the Representative

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

EXHIBITS AND SCHEDULES
Exhibit A    Form of Stockholders’ Written Consent
Exhibit B    Form of Joinder Agreement
Exhibit C    Form of Non-Competition Agreement
Exhibit D-1    Form of Certificate of Merger
Exhibit D-2    Form of Second Certificate of Merger
Exhibit D-3    Form of Third Certificate of Merger
Exhibit E     Form of Letter of Transmittal
Exhibit F     Form of Lock-up Agreement
Exhibit G     Form of Escrow Agreement
Exhibit H    Form of Parachute Payment Waiver
Exhibit I     Form of Option Consent
Exhibit J    Form of Supplemental Certificate

SCHEDULES
Schedule 1.11(a)(iii) – Closing Working Capital Illustration
Schedule 4.10 – Holders of Funded Company Indebtedness
Schedule 4.15(a) – Terminated Contracts
Schedule 4.15(b) – Amended Contracts
Schedule 5.3(e)(i) – Company Authorizations
Schedule 5.3(e)(ii) – License Applications
Schedule 5.3(f) – Key Employee Retention Schedule
Disclosure Schedule

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated June 23, 2022 (this “Agreement”), is by and among (i) NerdWallet, Inc., a Delaware corporation (“Parent”), (ii) On the Barrelhead, Inc., a Delaware corporation (the “Company”), (iii) Bighorn Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), (iv) Bighorn Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub 2”), (v) NerdWallet Compare, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“NWC”), and (vi) the Representative. Certain capitalized terms used in this Agreement have the meanings assigned to them in Section 8.1.
BACKGROUND
A.The Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving entity and a direct, wholly owned Subsidiary of Parent (the “Merger”).
B.The Parties wish to effect a further business combination through the merger of the Company (as the surviving entity in the Merger) with and into Merger Sub 2, immediately following the consummation of the Merger, with Merger Sub 2 being the surviving entity and a direct, wholly owned Subsidiary of Parent (the “Second Merger”).
C.The Parties wish to effect a further business combination through the merger of Merger Sub 2 (as the surviving entity in the Second Merger) with and into NWC, immediately following the consummation of the Second Merger, with NWC being the surviving entity and remaining a direct, wholly owned Subsidiary of Parent (the “NWC Merger”).
D.The board of directors of the Company (the “Company Board”) has unanimously adopted resolutions approving the Merger, the Second Merger, the NWC Merger, this Agreement and the Related Agreements to which the Company is a party, determined that the consummation of the Merger, the Second Merger, the NWC Merger and the other transactions contemplated by this Agreement and the Related Agreements (collectively, the “Transactions”) are advisable and fair to, and in the best interest of, the Company and its stockholders and resolved to recommend that the Company’s stockholders approve and adopt this Agreement pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) and the Charter Documents.
E.The board of directors of Parent has approved the Merger, the Second Merger, the NWC Merger, this Agreement and the Related Agreements to which Parent is a party (including the issuance of the Merger Stock Consideration, subject to the terms and conditions set forth in this Agreement) and determined that the consummation of the Transactions is in the best interest of Parent and its stockholders.
F.The board of directors of Merger Sub has adopted resolutions approving the Merger and this Agreement, determined that the consummation of the Transactions is advisable and fair to, and in the best interest of, Merger Sub and its sole stockholder, and resolved to recommend that Merger Sub’s sole stockholder approve and adopt this Agreement pursuant to the DGCL.

G.The board of directors of Merger Sub 2 has adopted resolutions approving the Second Merger, the NWC Merger and this Agreement, determined that the consummation of the Transactions is advisable and fair to, and in the best interest of, Merger Sub 2 and its sole member, and resolved to recommend that Merger Sub 2’s sole member approve and adopt this Agreement pursuant to the Limited Liability Company Act of the State of Delaware (the “DLLCA”).
H.The board of directors of NWC has adopted resolutions approving the NWC Merger and this Agreement, determined that the consummation of the Transactions is advisable and fair to, and in the best interest of, NWC and its sole stockholder, and resolved to recommend that NWC’s sole stockholder approve and adopt this Agreement pursuant to the DGCL.
I.In connection with the Merger, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Capital Stock to be cancelled in accordance with Section 1.7(a) and Dissenting Shares, if any) will be cancelled and each holder of such shares of Company Capital Stock will have the right to receive a portion of the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the DGCL.
J.As a condition and inducement to Parent’s entering into this Agreement, concurrently with the execution and delivery of this Agreement, (i) certain stockholders of the Company are executing and delivering to Parent Non-Competition and Non-Solicitation Agreements, in the form of Exhibit C (the “Non-Competition Agreements”), each of which will become effective as of the Effective Time, (ii) certain key employees of the Company are executing and delivering to Parent Retention Agreements (the “Retention Agreements”), each of which will become effective as of the Effective Time and (iii) certain key employees of the Company are entering into Offer Letter Agreements with Parent (the “Offer Letters”), each of which will become effective as of the Effective Time.
K.The Parties intend for U.S. federal income Tax purposes that (i) the Merger and the Second Merger will be treated as integrated steps in a single transaction and together qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and (ii) this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
THE MERGER, THE SECOND MERGER AND THE NWC MERGER
Section 1.1 The Merger, the Second Merger and the NWC Merger. Upon the terms and subject to the conditions set forth in this Agreement:
(a)    In accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. Following the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (sometimes referred to as the “Surviving Entity”) as a direct, wholly owned Subsidiary of Parent and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL.
(b)    In accordance with the DGCL and the DLLCA, at the Second Effective Time, the Surviving Entity will be merged with and into Merger Sub 2. Following the Second Effective Time, the separate corporate existence of the Surviving Entity will cease, and Merger Sub 2 will continue as the surviving entity in the Second Merger (sometimes referred to as the “Second Surviving Entity”) as a direct, wholly owned Subsidiary of Parent and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of the Surviving Entity in accordance with the DGCL and the DLLCA.
(c)    In accordance with the DGCL and the DLLCA, at the Third Effective Time, Merger Sub 2 will be merged with and into NWC. Following the Third Effective Time, the separate corporate existence of Merger Sub 2 will cease, and NWC will continue as the surviving corporation in the NWC Merger (sometimes referred to as the “Third Surviving Entity”) as a direct, wholly owned Subsidiary of Parent and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub 2 in accordance with the DGCL and the DLLCA.
Section 1.2 Closing, Second Closing and NWC Closing. The closing of the Merger (the “Closing”) will take place as promptly as practicable, but not later than 10:00 a.m., Pacific time, on the third Business Day after the satisfaction or waiver of each of the conditions set forth in Article 5 (other than such conditions that by their nature will be satisfied at Closing, but subject to the fulfillment or waiver of such conditions), or at such other time as the Parties agree in writing, by electronic exchange of documents; provided, however, that notwithstanding anything to the contrary set forth in this Agreement, the Closing shall in no event occur earlier than July 1, 2022. The date on which the Closing actually occurs is the “Closing Date.” The closing of the Second Merger will take place immediately following the Effective Time on the Closing Date by electronic exchange of documents. The closing of the NWC Merger will take place immediately following the closing of the Second Merger on the Closing Date by electronic exchange of documents.
Section 1.3 Closing Deliverables.
(a)    At or before the Closing, the Company shall deliver, execute and deliver, or cause to be executed and delivered, as applicable, to Parent (or other Persons where indicated) the following:

(i)    a certificate, dated as of the Closing Date, executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the effect that each of the conditions set forth in clauses (a) and (c) of Section 5.3 has been satisfied (the “Company Certificate”);
(ii)    a certificate, dated as of the Closing Date, of the secretary of the Company, certifying that attached thereto are accurate copies of the Charter Documents and board of directors actions and stockholders’ actions in connection with the Transactions;
(iii)    a certificate of the Company’s Chief Financial Officer attaching the Closing Statement and the Funds Flow Statement and certifying that they are correct and complete;
(iv)    a good standing certificate for the Company issued by (A) the Secretary of State of the State of Delaware and (B) the Secretary of State of the State of Colorado, in each case within five days of the Closing Date;
(v)    evidence reasonably satisfactory to Parent that (A) the approval or consent of each counterparty to the Contracts listed on Section 1.3(a)(v)(A) of the Disclosure Schedule has been obtained with respect to the consummation of the Transactions, and (B) the Company has provided written notice to each counterparty to the Contracts listed on Section 1.3(a)(v)(B) of the Disclosure Schedule with respect to the consummation of the Transactions;
(vi)    a FIRPTA Notification Letter addressed to Parent, dated as of the Closing Date and duly executed by the Company and satisfying each of the requirements of Treasury Regulations Section 1.897-2(h) and Section 1.1445-2(c)(3) and stating that the Company has not been a United States Real Property Holding Corporation as defined in Section 897(c)(2) of the Code within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code and that no interest in the Company is a United States Real Property Interest as defined in Section 897(c)(1) of the Code;
(vii)    a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date, executed by the Company, together with written authorization for Parent to deliver or cause to be delivered such notice to the Internal Revenue Service (“IRS”) after the Effective Time;
(viii)    letters of resignation, in a form acceptable to Parent, effective as of the Closing, duly executed by each of the directors and officers of the Company;
(ix)    Joinder Agreements duly executed by each stockholder of the Company and each Founder;
(x)    lock-up agreements in the form of Exhibit F (“Lock-Up Agreement”), duly executed by each stockholder of the Company and each Founder;
(xi)    a copy of the Escrow Agreement, duly executed by the Representative;
(xii)    evidence reasonably satisfactory to Parent that the conditions set forth in clauses (d), (e) and (f) of Section 5.3 have been satisfied;

(xiii)    a certification of trust executed by each of the Company’s stockholders organized in the form of a trust or limited liability company for estate planning purposes, in substance and form reasonably acceptable to Parent;
(xiv)    evidence reasonably satisfactory to Parent that the 401(k) Plan has been terminated prior to the Closing Date;
(xv)    evidence reasonably satisfactory to Parent that the Tail & D&O Policies have been bound not later than the Closing Date;
(xvi)    a certificate, dated as of the Closing Date, in the form of Exhibit J (the “Supplemental Certificate”), executed on behalf of the Company by its Chief Executive Officer;
(xvii)    (A) reissued audited financial statements (including footnotes) of the Company as of and for the fiscal year ended December 31, 2021 (in a form and presentation reasonably acceptable to Parent for purposes of applicable securities Laws and GAAP, such acceptance by Parent not to be unreasonably withheld, conditioned or delayed) (the “Reissued Financial Statements”), (B) written consent of the Company’s independent auditors to the incorporation by reference of their audit report related to the Reissued Financial Statements to appear in Parent’s Current Report on Form 8-K/A (to be filed at a future date), and (C) an engagement letter, duly signed by the Company and its independent auditor, which shall include agreed-upon scope, timing and fees reasonably acceptable to Parent, for review procedures to be performed by the Company’s independent auditors on the unaudited interim financial statements of the Company (including footnotes) as of and for the three months ended March 31, 2022; and
(xviii)    a copy of the Certificate of Merger duly executed by the Company.
(b)    At or before the Closing, Parent shall deliver, execute and deliver, or cause to be executed and delivered, as applicable, to the Company (or other Persons where indicated) the following:
(i)    a certificate, dated as of the Closing Date, executed on behalf of Parent by one of its officers to the effect that each of the conditions set forth in clause (a) of Section 5.2 has been satisfied;
(ii)    a copy of the Escrow Agreement, duly executed by Parent and the Escrow Agent;
(iii)    a copy of the Second Certificate of Merger duly executed by Merger Sub 2; and
(iv)    a copy of the Third Certificate of Merger duly executed by NWC.

Section 1.4    Effective Time, Second Effective Time and Third Effective Time. Subject to the provisions of this Agreement:
(a)    As soon as practicable on the Closing Date, the applicable Parties will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, substantially in the form of Exhibit D-1 (the “Certificate of Merger”), duly executed and completed in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger will become effective upon the filing of the Certificate of Merger, unless a later time is agreed in writing by Parent and the Company and specified in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).
(b)    Immediately following the Effective Time on the Closing Date, the applicable Parties will cause the Second Merger to be consummated by filing with the Secretary of State of the State of Delaware another certificate of merger, substantially in the form of Exhibit D-2 (the “Second Certificate of Merger”), duly executed and completed in accordance with the relevant provisions of the DGCL and the DLLCA, and will make all other filings or recordings as may be required under the DGCL and the DLLCA in order to give effect to the Second Merger. The Second Merger will become effective upon the filing of the Second Certificate of Merger, unless a later time is agreed in writing by Parent and the Company and specified in the Second Certificate of Merger (such time as the Second Merger becomes effective being the “Second Effective Time”).
(c)    Immediately following the closing of the Second Merger on the Closing Date, the applicable Parties will cause the NWC Merger to be consummated by filing with the Secretary of State of the State of Delaware another certificate of merger, substantially in the form of Exhibit D-3 (the “Third Certificate of Merger”), duly executed and completed in accordance with the relevant provisions of the DGCL and the DLLCA, and will make all other filings or recordings as may be required under the DGCL and the DLLCA in order to give effect to the NWC Merger. The NWC Merger will become effective upon the filing of the Third Certificate of Merger, unless a later time is agreed in writing by Parent and the Company and specified in the Third Certificate of Merger (such time as the NWC Merger becomes effective being the “Third Effective Time”).
Section 1.5    Effects of the Transactions.
(a)    The Merger will have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, the effects of the Merger will be that all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub will vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub will become the debts, liabilities, obligations, restrictions, and duties of the Surviving Entity.
(b)    The Second Merger will have the effects set forth in this Agreement, the Second Certificate of Merger and in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing and subject thereto, from and after the Second

Effective Time, the effects of the Second Merger will be that all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Surviving Entity and Merger Sub 2 will vest in the Second Surviving Entity, and all debts, liabilities, obligations, restrictions, and duties of each of the Surviving Entity and Merger Sub 2 will become the debts, liabilities, obligations, restrictions, and duties of the Second Surviving Entity.
(c)    The NWC Merger will have the effects set forth in this Agreement, the Third Certificate of Merger and in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing and subject thereto, from and after the Third Effective Time, the effects of the NWC Merger will be that all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Second Surviving Entity and NWC will vest in the Third Surviving Entity, and all debts, liabilities, obligations, restrictions, and duties of each of the Second Surviving Entity and NWC will become the debts, liabilities, obligations, restrictions, and duties of the Third Surviving Entity.
Section 1.6    Organizational Documents.
(a)    At the Effective Time, (i) the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Laws and (ii) the directors and officers of Merger Sub immediately before the Effective Time will become the directors and officers of the Surviving Entity, for so long as provided under the DGCL and the certificate of incorporation and bylaws of the Surviving Entity.
(b)    At the Second Effective Time, (i) the limited liability company agreement of Merger Sub 2 as in effect immediately prior to the Second Effective Time shall be the limited liability company agreement of the Second Surviving Entity (except that all references to the name of Merger Sub 2 therein will be changed to a name designated by Parent) until thereafter changed or amended as provided therein or by applicable Law and (ii) the managers and officers of Merger Sub 2 immediately before the Second Effective Time will become the managers and officers of the Second Surviving Entity, for so long as provided under the DLLCA and the limited liability company agreement of the Second Surviving Entity.
(c)    At the Third Effective Time, (i) the certificate of incorporation of NWC as in effect immediately prior to the Third Effective Time shall be the certificate of incorporation of the Third Surviving Entity until thereafter changed or amended as provided therein or by applicable Law and (ii) the directors and officers of NWC immediately prior to the Third Effective Time will become the directors and officers of the Third Surviving Entity, for so long as provided under the DGCL and the certificate of incorporation and bylaws of the Third Surviving Entity.
Section 1.7    Effects of the Merger on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties, or the holders of any shares of Company Capital Stock:

(a)    Each share of Company Common Stock or other outstanding equity securities of the Company (the “Company Capital Stock”) then owned by the Company (or held in the treasury of the Company) immediately prior to the Effective Time, if any, will automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(b)    Each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Entity which share will be held by Parent, and which shall constitute the only outstanding shares of capital stock of the Surviving Entity immediately following the Effective Time. Each certificate evidencing ownership of common stock of Merger Sub (or, if the shares are uncertificated, each corresponding book entry) will evidence ownership of shares of common stock of the Surviving Entity.
(c)    Each share of Company Capital Stock issued and outstanding immediately before the Effective Time (other than shares to be cancelled in accordance with Section 1.7(a) and Dissenting Shares) will be converted into and exchanged for the right to receive, subject to Section 1.8(f), (i) subject to and in accordance with Section 1.8, such number of shares of Parent Class A Common Stock equal to the Per Share Stock Consideration (with the aggregate number of shares of Parent Class A Common Stock so converted for each stockholder to be rounded down to the nearest whole share); (ii) an amount of cash (without interest) equal to the Per Share Closing Cash Consideration; and (iii) from time to time, an amount of cash equal to the Contingent Consideration for such share.
(d)    As of the Effective Time, (i) all such shares of Company Capital Stock referenced in Section 1.7(c) will no longer be outstanding, will automatically be cancelled and retired and will cease to exist in exchange for the portion of the Merger Consideration set forth in this Section 1.7, and (ii) share certificates, if any, representing shares of Company Capital Stock immediately before the Effective Time (the “Certificates”) or book entries representing shares of Company Capital Stock that are uncertificated immediately before the Effective Time (“Book-Entry Shares”), as the case may be, will represent only (A) the right to receive the portion of the Merger Consideration that is allocated to such shares in this Section 1.7, following delivery of a Letter of Transmittal in accordance with Section 1.8, or (B) with respect to Dissenting Shares, the right to fair market value under the DGCL.
Section 1.8    Payments and Deposits of Merger Consideration.
(a)    Payments and Deposits by Parent. At the Effective Time, Parent will make, or cause to be made, the following payments and deposits in accordance with the Funds Flow Statement to be delivered pursuant to Section 1.11(d):
(i)    Parent will pay, or cause to be paid, on behalf of the Company all items included in the Estimated Company Indebtedness that are Funded Company Indebtedness (less any withholding Tax in accordance with Section 1.8(f), if applicable) in accordance with the Payoff Letters delivered to Parent prior to the Closing and the Funds Flow Statement;

(ii)    Parent will pay, or cause to be paid, on behalf of the Company all items included in the Estimated Transaction Expenses (less any withholding Tax in accordance with Section 1.8(f), if applicable) that are included in the calculation of the Merger Consideration in accordance with the Funds Flow Statement and the Closing Statement; provided, however, with respect to any Estimated Transaction Expenses that are bonus or other compensatory payments, if any, Parent shall pay (or cause to be paid) such amounts to the applicable employer entity for further payment, as and when due, by such employer entity to the applicable employees of such entity through its payroll processing system, subject to any employment or other applicable Tax withholding in accordance with Section 1.8(f);
(iii)    Parent will deposit, or cause to be deposited, a portion of the Merger Cash Consideration equal to $12,000,000 (the “Indemnification Escrow Amount”) with the Escrow Agent in accordance with an agreement substantially in the form of Exhibit G, as modified by mutual agreement between Parent and the Company prior to the Closing (the “Escrow Agreement”), by and among Parent, the Escrow Agent and the Representative (the Indemnification Escrow Amount held in such escrow fund with the Escrow Agent, as it may be increased or decreased from time to time pursuant to this Agreement and the Escrow Agreement, the “Indemnification Escrow Fund”). The Indemnification Escrow Fund will be held and distributed in accordance with the terms of the Escrow Agreement and this Agreement, including Article 7;
(iv)    Parent will deposit, or cause to be deposited, a portion of the Merger Cash Consideration equal to $200,000 (the “Representative Amount” and, as it may be increased or decreased from time to time, the “Expense Fund”) with the Representative. The Expense Fund will be held and distributed in accordance with Section 7.11(d);
(v)    Parent will pay the Closing Cash Consideration as follows:
(A)    A cash amount equal to the aggregate amount of Per Share Closing Cash Consideration that pursuant to the Closing Statement is payable to holders of Company Capital Stock in respect of their shares of Company Capital Stock will be paid by (or on behalf of) Parent, subject to any Tax withholding in accordance with Section 1.8(f), to such holders in accordance with, and subject to the requirements of Section 1.7; and
(B)    A cash amount equal to the aggregate amount of Closing Net Option Cash Consideration that pursuant to the Closing Statement is payable to holders of In-the-Money Options will be paid (or caused to be paid) by Parent on behalf of the Company, through its payroll processing system in accordance with the Closing Statement to such holders, subject to applicable employment and other Tax withholding in accordance with Section 1.8(f). For the avoidance of doubt, such amount shall be considered by all Parties as compensation with respect to services.
(vi)    Parent will deposit, or cause to be deposited, with its transfer agent a number of shares of Parent Class A Common Stock that equals the Merger Stock Consideration for issuance to the holders of Company Capital Stock in accordance with this Section 1.8.

(b)    Payment and Exchange Procedures.
(i)    At least four Business Days prior to the Closing, Parent will e-mail or otherwise deliver to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, whose shares will be converted into the right to receive a portion of the Merger Consideration pursuant to Section 1.7, a letter of transmittal substantially in the form of Exhibit E (the “Letter of Transmittal”), and instructions for execution of the Letter of Transmittal in effecting the surrender of the Certificates and Book-Entry Shares in exchange for a portion of the Merger Consideration.
(ii)    Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to Parent, together with (A) a Letter of Transmittal, duly executed by the holder of the Certificate or Book-Entry Shares, (B) an IRS Form W-9 (or applicable IRS Form W-8) completed and duly executed by such holder, and (C) such other documents as may reasonably be required by Parent (and indemnity or surety bond for lost Certificates as may reasonably be required by Parent), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor a portion of the Merger Consideration in accordance with the provisions of this Article 1, and Parent shall cancel the Certificate or Book-Entry Shares so surrendered. If the aforementioned documentation is completed (in a form reasonably acceptable to Parent) and delivered to Parent in accordance with this Section 1.8(b)(ii) (x) no later than two Business Days prior to the Closing, Parent shall (1) pay the applicable portion of the Closing Cash Consideration to such holder on the Closing Date in accordance with the Closing Statement by wire transfer of immediately available funds to an account designated by such holder in the Letter of Transmittal, or by check if an account is not so designated by such holder, and (2) instruct its transfer agent to issue the relevant number of shares of Parent Class A Common Stock constituting the applicable portion of the Merger Stock Consideration to such holder on the Closing Date in accordance with the Closing Statement. If any portion of the Merger Consideration is to be registered in the name of, or paid to, a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration or issuance (as applicable) of such portion of the Merger Consideration that the surrendered Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the relevant portion of the Merger Consideration shall pay to Parent any transfer or similar Taxes required solely by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable, and such registration or payment will only be made in accordance with the requirements described in the Letter of Transmittal.
(iii)    Until surrendered as contemplated by this Section 1.8(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a portion of the Merger Consideration pursuant to Section 1.7(b). No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on such portion of the Merger Consideration upon the surrender of Certificates or Book-Entry Shares.

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any Parent Class A Common Stock represented thereby until the surrender of such Certificate or Book-Entry Share in accordance with this Article 1. Subject to applicable Laws, following surrender of any such Certificate or Book‑Entry Share, there shall be paid to the holder of Parent Class A Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Class A Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Class A Common Stock.
(d)    No Further Rights in Company Capital Stock. The Merger Consideration paid or issued upon the surrender for exchange of Certificates or Book‑Entry Shares in accordance with the terms of this Article 1 (including any Contingent Consideration) shall be deemed to have been paid, issued and delivered in full satisfaction of all rights pertaining to the shares of Company Capital Stock, theretofore represented by such Certificates or Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity, the Second Surviving Entity or the Third Surviving Entity of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Article 1, except as otherwise provided by applicable Laws.
(e)    No Liability. None of the Company, Parent, Merger Sub, Merger Sub 2, the Surviving Entity, the Second Surviving Entity or the Third Surviving Entity will be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned/unclaimed property, escheat or similar law. If any Certificate or Book‑Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any portion of the Merger Consideration or any dividends or distributions with respect to Parent Class A Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to, or be required to come into the custody of, any Governmental Authority, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Laws, become the property of Parent, free and clear of all claims or interests of any person previously entitled thereto.
(f)    Withholding Rights. Notwithstanding any other provision in this Agreement or any Related Agreement, each of Parent, the Surviving Entity, the Second Surviving Entity, the Third Surviving Entity and each of the Affiliates of the foregoing and the Escrow Agent shall be entitled to deduct and withhold from any payments otherwise payable in connection with this Agreement or any Related Agreement such amounts as it is required to deduct and withhold with respect to such payment under the Code, or any applicable Law, including, for the avoidance of doubt, applicable employment and income Tax withholding on payments to or with respect to In-the-Money Options. Each of Parent, the Surviving Entity, the Second Surviving Entity, the

Third Surviving Entity and each of the Affiliates of the foregoing and the Escrow Agent shall use commercially reasonable efforts to cooperate with recipients of payments to reduce or eliminate any such deduction or withholding. To the extent that amounts are so withheld and paid over to or deposited with the relevant Tax Authority in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement or the relevant Related Agreement as having been paid to the person in respect of which such deduction and withholding was made.
(g)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent shall deliver in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the shares of Company Capital Stock formerly represented thereby pursuant to, and in accordance with the provisions of, this Agreement.
Section 1.9    Securities Laws. (a) The shares of Parent Class A Common Stock issued as Merger Stock Consideration hereunder will not have been registered under the Securities Act and will be deemed to be “restricted securities” under U.S. federal securities Laws and may not be resold without registration under or exemption from the Securities Act, and (b) each certificate evidencing such shares of Parent Class A Common Stock will bear the following legend (or, in the case of uncertificated shares, an equivalent book-entry notation):
THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). SUCH SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT EXEMPTION UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE ISSUER OF THESE SECURITIES THAT SUCH REGISTRATION IS NOT REQUIRED.
Section 1.10    Effects of Merger on Company Options.
(a)    At the Effective Time, each then-outstanding option to purchase shares of Company Common Stock, whether or not vested and whether or not granted under any Company Stock Plan (each, a “Company Option”), that has an exercise price per share less than the Per Share Cash Equivalent Option Consideration (any such Company Option, an “In-the-Money Option”), will, automatically and without any action on the part of the holder of such In-the-Money Option, be canceled and converted into the right of such holder to receive the following:
(i)    in accordance with Section 1.8(a)(v)(B), through Parent’s (or its applicable Affiliate’s) payroll processing system, an amount in cash equal to the product of (A) the difference of (x) the Per Share Cash Equivalent Consideration minus (y) the per share exercise price for such In-the-Money Option (the “Closing Net Option Cash Consideration”) multiplied by (B) the number of shares of Company Common Stock subject to such In-the-Money Option, subject to any employment and other applicable Tax withholding in accordance with Section 1.8(f); and
(ii)    from Parent, through Parent’s (or its applicable Affiliate’s) payroll processing system, from time to time an amount of cash equal to (A) the Contingent Consideration multiplied by (B) the Aggregate Escrow Funding Percentage applicable to such holder, subject to any employment and other applicable Tax withholding in accordance with Section 1.8(f).
(b)    All Company Options that are not In-the-Money Options will be canceled as of immediately prior to the Effective Time for no consideration.
(c)    Each Company Option and Company Stock Plan will terminate as of the Effective Time. Following the Effective Time, no holder of any Company Options will have any right to acquire any equity securities of Parent or the Surviving Entity, Second Surviving Entity or Third Surviving Entity, or receive any consideration in respect of such Company Option other than as expressly set forth in this Section 1.10, notwithstanding the terms of the Company Option or any Company Stock Plan.
(d)    Not later than immediately before the Effective Time, the Company will take such actions that are reasonably necessary or appropriate to provide for the effects contemplated by this Section 1.10.
(e)    Payment of the amounts for each In-the-Money Option pursuant to this Section 1.10 will be made as follows, in each case subject to the execution and delivery to Parent by each such holder of a consent, in the form of Exhibit I (each an “Option Consent”), and subject to employment and other applicable Tax withholding in accordance with Section 1.8(f):
(i)    On Parent’s first regular payroll date occurring at least ten Business Days after the Closing Date, Parent will deliver, or cause to be delivered, to the holder of each In-the-Money Option the amounts payable pursuant to Section 1.10(a)(i); and
(ii)    On Parent’s first regular payroll date occurring at least ten Business Days following the date that Contingent Consideration is paid to former holders of Company Capital Stock in accordance with Section 1.7(c)(iii) and Section 7.5, Parent will deliver, or cause to be delivered, to the holder of each In-the-Money Option the amounts payable pursuant to Section 1.10(a)(ii). To that effect, Parent and the Representative will deliver a joint instruction to the Escrow Agent instructing it to deliver such portion of the Contingent Consideration to Parent (or a subsidiary of Parent designated by Parent) who will in turn make or cause to be made distribution of such Contingent Consideration to such holder on the first payroll date that is at least ten Business Days after the receipt by Parent (or such subsidiary) of such Contingent Consideration from the Escrow Agent.
(f)    The Company shall use commercially reasonable efforts to obtain from each holder of Company Options an Option Consent, and take any other actions that are reasonably necessary or appropriate to effectuate the treatment of Company Options set forth in this Section 1.10.

Section 1.11    Closing Statement.
(a)    At least five Business Days before the Closing, the Company will deliver to Parent, a statement (the “Closing Statement”), certified by the Company’s Chief Financial Officer, in Microsoft Excel format and otherwise in a form acceptable to Parent, setting forth as of the Closing the following information:
(i)    With respect to the Company Capital Stock and Company Options:
(A)    the names, email addresses and mailing addresses of all holders of Company Capital Stock and Company Options;
(B)    the number of shares and class or series of Company Capital Stock held by such Persons, and, in case of certificated shares, the certificate numbers and dates of the Certificates representing the Company Capital Stock or, in case of Book-Entry Shares, the registration numbers and other relevant information of the electronic shares;
(C)    the number of shares and class or series of Company Capital Stock subject to the Company Options held by such Persons and the exercise price per share in effect as of the Closing Date for each Company Option;
(D)    in the case of Company Options, the intended tax status pursuant to Section 422 of the Code;
(E)    separately as to each (x) stockholder of the Company, such stockholder’s aggregate Per Share Stock Consideration and aggregate Per Share Closing Cash Consideration applicable to such holder in respect of the cancellation of such holder’s shares of Company Capital Stock pursuant to Section 1.7 and (y) holder of In-the-Money Options, the aggregate amounts payable to such holder pursuant to Section 1.10;
(F)    whether any payroll or employment Taxes are required to be withheld by the Company, Parent or the Third Surviving Entity, as applicable, from the amounts due under this Agreement; and
(G)    the amount of the Indemnification Escrow Fund reserved for, and the Aggregate Escrow Funding Percentage of, each Indemnitor;
(ii)    a calculation of the Merger Consideration, the Merger Stock Consideration, the Merger Cash Consideration, and the Closing Cash Consideration in reasonable detail;
(iii)    a final good faith best estimate of the Working Capital, including the components thereof and on a basis consistent with Schedule 1.11(a)(iii) as of the Measurement Time (the “Estimated Closing Date Working Capital”) and the work papers used to prepare such estimate;

(iv)    a final good faith estimate, reasonably detailed and separated by service provider (or other payee), of all Transaction Expenses of the Company through the Closing (the “Estimated Transaction Expenses”), itemized by vendor and payee and otherwise in reasonable detail, with wire instructions or other payment information for each vendor or payee;
(v)    the Transaction Expenses Paid by Parent, itemized by vendor and payee and otherwise in reasonable detail, with wire instructions or other payment information for each vendor or payee;
(vi)    a final good faith estimate of the Company Cash as of the Measurement Time (the “Estimated Company Cash”); and
(vii)    a final good faith estimate of the Company Indebtedness as of the Measurement Time (the “Estimated Company Indebtedness”), (x) itemized in accordance with the lettered sub-clauses of the definition of the Company Indebtedness and by payee and otherwise in reasonable detail, with wire instructions and any other payment information reasonably requested by Parent for each payee, and (y) identifying which of those items are Funded Company Indebtedness.
(b)    At least seven Business Days before the Closing Date, the Company will deliver to Parent a draft of the Closing Statement that is complete except for the finalization of components of the Merger Consideration calculation that are estimated and will be finalized in the actual Closing Statement to be delivered pursuant to Section 1.11(a).
(c)    The Company will deliver to Parent final invoices for Transaction Expenses and any required Tax forms, including IRS Form W-9, duly executed by each such vendor or payee, and such other supporting information in respect of information included in the Closing Statement as Parent may request from the Company prior to, and as a condition to, any such vendor’s or payee’s receipt of payment.
(d)    At least three Business Days before the Closing, the Company will deliver to Parent a written statement (the “Funds Flow Statement”), in a form acceptable to Parent, setting forth the amounts to be paid by Parent at Closing pursuant to this Agreement and the Related Agreements and the recipients of, and bank wire details for, such payments.
Section 1.12    Post-Closing Adjustment
(a)    Within 90 calendar days after the Closing Date, Parent shall prepare and deliver to the Representative (i) an unaudited consolidated balance sheet of the Company as of the Measurement Time (the “Closing Balance Sheet”), and (ii) a statement (the “Post-Closing Statement”) setting forth Parent’s calculation of (A) the Working Capital as of the Measurement Time, including the components thereof, as calculated from the Closing Balance Sheet (the “Closing Date Working Capital”), (B) the Company Cash as of the Measurement Time (the “Closing Date Cash”), (C) the Company Indebtedness as of the Closing Date (the “Closing Date Indebtedness”), and (D) the Transaction Expenses of the Company through the Closing (the “Closing Date Transaction Expenses”). The Closing Balance Sheet, Closing Date Working Capital, Closing Date Cash, Closing Date Indebtedness, and Closing Date Transaction Expenses (x) will be prepared in accordance with GAAP using the same method and methodologies that were used in the preparation of (1) in respect of the Closing Date Working Capital, the Closing Working Capital Illustration and (2) in respect of the Closing Balance Sheet and the other items of the Post-Closing Statement, the Company’s audited financial statements as of and for the fiscal year ended December 31, 2021 (to the extent such method and methodologies are consistent with GAAP), (y) will not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the consummation of the Transactions, and (z) shall be based on the facts and circumstances that exist as of the Closing Date without taking into account the effects of the consummation of the Transactions. Parent will provide the Representative and the Representative’s representatives reasonable access during normal business hours to the books and records and its and the Third Surviving Entity’s employees and representatives to the extent necessary to determine the accuracy of the calculations set forth in the Post-Closing Statement and will instruct such employees and representatives to reasonably cooperate with the Representative and the Representative’s representatives in connection with their determination of the accuracy of the calculations set forth in the Post-Closing Statement.
(b)    The Representative may object to the Closing Balance Sheet or Post-Closing Statement (or any component thereof) by written notice to Parent within 30 calendar days after the Representative receives the Closing Balance Sheet and the Post-Closing Statement. If the Representative does not so object, then the Closing Balance Sheet and the Post-Closing Statement (including all components set forth therein) will each be considered final at the end of the last day of that 30-day period. If the Representative does so object during such period and the Representative and Parent are unable to resolve their differences within 30 calendar days after the Representative so objected, then the Representative and Parent will instruct their respective accountants to use commercially reasonable efforts to resolve such disputed items to their mutual satisfaction and to deliver a final Closing Balance Sheet and final Post-Closing Statement to the Representative and Parent as soon as possible. If the Representative’s accountants and Parent’s accountants are unable to resolve any such disputed items within 30 calendar days after receiving such instructions, then the Representative and Parent will submit a list of the remaining disputed items and the respective values attributable thereto to Ernst & Young or such other nationally recognized accounting firm mutually agreed by Parent and the Representative in writing (the “Accounting Firm”) for resolution, and they will instruct the Accounting Firm to determine the final Closing Balance Sheet, Closing Date Working Capital, Closing Date Cash, Closing Date Indebtedness, and Closing Date Transaction Expenses and to deliver its determination to the Representative and Parent as soon as possible. The Accounting Firm will consider only those items and amounts in the Representative’s and Parent’s respective calculations of the Closing Balance Sheet, Closing Date Working Capital, Closing Date Cash, Closing Date Indebtedness, and Closing Date Transaction Expenses that are identified as being items and amounts to which the Representative and Parent have been unable to agree. In resolving any disputed item, the Accounting Firm must assign the item a value equal to or between the values claimed respectively by the Representative and Parent. The Accounting Firm will determine the Closing Date Working Capital, Closing Date Cash, Closing Date Indebtedness, or Closing Date Transaction Expenses based solely on the written materials submitted by the Representative and Parent. The determination of the Accounting Firm will be final, conclusive and binding upon the Parties for all purposes and will be non-appealable, and

Parent, the Representative and the Indemnitors each will not have any right to, and will not, institute any Action challenging such determination or with respect to the matters that are the subject of this Section 1.12, except that they will not be precluded from instituting or pursuing an Action to enforce such determination. Except as specifically set forth in Article 7 with respect to the Final Closing Date Transaction Expenses and the Final Closing Date Indebtedness, the provisions of this Section 1.12 shall be the sole recourse and remedies of the Parties against one another with respect to those items and amounts that are under dispute pursuant to this Section 1.12 and neither Parent nor any of the Company’s stockholders or the Representative (in the case of the Representative, except with respect to the Indemnitors pursuant to Sections 7.11(d) and 7.11(h)) shall be entitled to seek indemnification or recovery of any attorneys’ fees or other professional fees or expenses incurred by such Person in connection with any dispute governed by this Section 1.12. The Accounting Firm will act as an expert and not as an arbitrator. The Representative and Parent shall not have any ex parte communications with the Accounting Firm and any presentations and information provided to the Accounting Firm by a party shall be concurrently provided to the other party. The Accounting Firm shall allocate its fees and expenses between Parent and the Representative, on behalf of the Indemnitors, based upon the relative extent to which the positions of Parent and the Representative are upheld by the Accounting Firm. The relative extent to which such positions are upheld will be determined by comparing (x) the difference between the Final Merger Consideration as finally determined pursuant to this Section 1.12(b) and the Merger Consideration assuming all of the positions asserted by Parent in the Post-Closing Statement had been upheld in their entirety by the Accounting Firm and (y) the difference between the Final Merger Consideration as finally determined pursuant to this Section 1.12(b) and the Merger Consideration assuming all of the positions asserted by the Representative in an objection delivered by the Representative in accordance with this Section 1.12(b) had been upheld in their entirety by the Accounting Firm. By way of illustration, if the Representative’s calculations would have resulted in a $100,000 net payment from Parent to the Indemnitors, Parent’s calculations would have resulted in a $100,000 net payment from the Indemnification Escrow Fund to Parent and the Accounting Firm’s final determination results in an aggregate net payment of $50,000 to Parent pursuant to this Section 1.12(b), the Representative and Parent shall pay 75% and 25%, respectively, of the Accounting Firm’s fees and expenses. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties in connection with resolving any disputes under this Section 1.12(b) before the Accounting Firm shall be borne by the party (in the case of the Representative, on behalf of the Indemnitors) incurring such costs and expenses. In no event shall the decision of the Accounting Firm assign a value to any item greater than the greatest value for such item claimed by either Parent or Representative or lesser than the smallest value for such item claimed by either Parent or Representative. Each of Parent and the Representative will cooperate with and assist the Accounting Firm to determine the final Closing Balance Sheet, Closing Date Working Capital, Closing Date Cash, Closing Date Indebtedness, and Closing Date Transaction Expenses, including by making available and granting access to records, representatives, and employees.
(c)    Within five Business Days of the final determination (such date, the “Final Determination Date”) of the Closing Date Working Capital, Closing Date Cash, Closing Date Indebtedness, and Closing Date Transaction Expenses in accordance with Section 1.12(b) (as finally determined pursuant to Section 1.12(b), “Final Closing Date Working Capital,” “Final Closing Date Cash,” “Final Closing Date Indebtedness,” and “Final Closing Date Transaction Expenses”), (i) if the Final Merger Consideration is less than the Merger Consideration (the amount by which the Final Merger Consideration is less than the Merger Consideration, the “Merger Consideration Shortfall”), then Parent and the Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to Parent from the Indemnification Escrow Fund an amount that equals such Merger Consideration Shortfall and (ii) if the Final Merger Consideration is greater than the Merger Consideration (the amount by which the Final Merger Consideration exceeds the Merger Consideration, the “Merger Consideration Excess”), then Parent will pay to the Indemnitors according to their respective Aggregate Escrow Funding Percentages an amount that equals the Merger Consideration Excess (A) in respect of the Indemnitors that are holders of Company Capital Stock, (1) 58% in the form of cash by wire transfer of immediately available funds to an account designated by such Indemnitors in writing and (2) 42% in the form of Parent Class A Common Stock (utilizing the Per Share Parent Class A Common Stock Deemed Value), and (B) in respect of the Indemnitors that are holders of In-the-Money Options, cash through Parent’s (or its applicable Affiliate’s) payroll processing system on its first regular payroll date occurring at least ten Business Days after the Final Determination Date and subject to employment and any other applicable Tax withholding.
Section 1.13    Dissenting Shares.
(a)    Notwithstanding anything to the contrary set forth in this Agreement, any shares of Company Capital Stock that are held by a holder who has not effectively withdrawn or lost such holder’s dissenters’ or similar rights for such shares under the DGCL (“Dissenting Shares”) will not be converted into or represent a right to receive any portion of the Merger Consideration issuable in respect of such shares of Company Capital Stock pursuant to this Agreement, and the holder thereof will only be entitled to such rights as are granted by the DGCL. If any holder of Dissenting Shares effectively withdraws or loses the holder’s appraisal or dissenters’ rights, then, as of the later of the Effective Time and the occurrence of such event, such holder’s Dissenting Shares will cease to be Dissenting Shares and will automatically be converted into and represent only the right to receive a portion of the Merger Consideration payable or issuable in respect of such shares of Company Capital Stock pursuant to this Agreement, without interest thereon, in accordance with Section 1.7.
(b)    The Company will give Parent (i) prompt notice of any demands for appraisal or dissenters’ claims received by the Company, withdrawals of such demands or claims and any other documents received by the Company or its representatives in connection with such demands or claims and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands or claims consistent with the Company’s obligations thereunder. Before the Effective Time the Company will not, except with the prior written consent of Parent, (x) make any payment, admission or statement against interest with respect to any such demands or claims, (y) offer to settle or settle any such demands or claims or (z) waive any failure by a Company stockholder to timely deliver a written demand or claim or to perform any other act perfecting appraisal or dissenters’ rights in accordance with the DGCL or any other Law.

Section 1.14    Transfer Taxes. Parent and the holders of Company Capital Stock will each bear 50% of any transfer, documentary, sales, use, value-added, occupation, excise, duty, stamp, registration and any similar Taxes or fees (“Transfer Taxes”), imposed or payable in connection with the Mergers; provided, however, that notwithstanding the foregoing, any Transfer Taxes imposed by a non-U.S. jurisdiction on any holder of Company Capital Stock or Company Options in connection with the Transactions under applicable Law shall be exclusively borne and paid by such holder. The Person required by applicable Law shall prepare and file (or cause to be prepared and filed) all necessary Tax Returns and other documentation in connection with such Transfer Taxes and shall pay any Transfer Taxes due with respect thereto, subject to reimbursement from the other party or parties in accordance with the immediately preceding sentence. The Parties shall cooperate as necessary in filing any such Tax Returns.
Section 1.15    Effects of the Second Merger; Effects of the NWC Merger.
(a)    As of the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties, or the former holders of any shares of Company Capital Stock, each share of capital stock of the Surviving Entity issued and outstanding immediately prior to the Second Effective Time shall be automatically cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(b)    As of the Third Effective Time, by virtue of the NWC Merger and without any action on the part of any of the Parties, or the former holders of any shares of Company Capital Stock, each share of capital stock of the Second Surviving Entity issued and outstanding immediately prior to the Third Effective Time shall be automatically cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
Section 1.16    Taking of Necessary Further Actions. Each of Parent, the Company, the Surviving Entity, the Second Surviving Entity and the Representative will take all such lawful action as may be necessary or appropriate in order to effectuate the Merger and the Second Merger in accordance with this Agreement as promptly as possible.
ARTICLE 2
REPRESENTATION ADN WARRANTIES OF THE COMPANY
Subject to the exceptions, disclosures and other responses set forth in the Disclosure Schedule (subject to Section 8.15), the Company represents and warrants to the Parent Parties as of the date of this Agreement and as of the Closing Date, as if made on that date (except for representations and warranties that are expressly made as of a specified date which are only made as of such specified date) as follows:
Section 2.1    Organization and Power. The Company (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its assets and to carry on its business as now conducted and as proposed to be conducted and (c) is qualified to do business and in good standing in every jurisdiction where such qualification is required, except where the failure so to qualify would not reasonably be expected to result in a Material Adverse Effect on the Company. The Company is not in material violation of any of the provisions of its organizational documents. Section 2.1 of the Disclosure Schedule lists (w) the officers and directors of the Company, (x) the jurisdictions in which the Company is qualified to do business, and (y) the jurisdictions in which the Company has or has had an office or facility or employed or engaged a current or former Worker or conducted any material business. The Company has Made Available an accurate copy of its certificate of incorporation, as amended or supplemented and with all certificates of designations to date (the “Company Charter”), and bylaws, as amended to date, each as in full force and effect on the date of this Agreement (collectively, the “Charter Documents”).
Section 2.2    Capitalization; Subsidiaries.
(a)    The authorized capital stock of the Company consists of 11,000,000 shares of Common Stock, of which 9,000,000 shares are issued and outstanding as of the date hereof, 380,684 shares are reserved for issuance upon exercise of outstanding options and 619,316 shares are reserved for future awards under the Company Stock Plans. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrance (except for Permitted Encumbrances). There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. All issued and outstanding shares of Company Capital Stock are set forth by class and series in Section 2.2(a) of the Disclosure Schedule.
(b)    Section 2.2(b) of the Disclosure Schedule sets forth, as of the date of this Agreement, an accurate list of all of the Company’s securityholders and the number of shares, options or other rights to acquire Company Capital Stock owned or held by each of them (including all holders of Company Options). There are no outstanding, promised or authorized stock option, stock appreciation, restricted share, restricted stock unit, phantom stock, equity appreciation rights, profit participation or other similar equity-based rights with respect to the Company.
(c)    With respect to each Company Option, Section 2.2 of the Disclosure Schedule indicates (i) the number of shares and class or series of Company Capital Stock issuable upon exercise, (ii) the date of grant, (iii) the exercise price per share, (iv) whether such Company Option is intended to qualify as an incentive stock option under Section 422 of the Code, (v) the vesting schedule, including the extent to which the vesting of such Company Option will be accelerated effective as of the Effective Time by the consummation of the Transactions or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Transactions, (vi) the expiration date of the Company Option, (vii) the Company Stock Plan (and the name of any foreign sub-plan) under which, and the form pursuant to which, such Company Option was granted, and (viii) any additional exercise, acceleration of vesting, conversion or exchange rights relating thereto.
(d)    There are no shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are not vested or are subject to a repurchase right of the Company, risk of forfeiture or other condition under any applicable stock restriction agreement or other agreement with the Company.

(e)    The Company is not obligated under any Contract to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock or options or warrants to acquire any Company Capital Stock. The Company is not obligated to grant, extend, accelerate the vesting of or waive any repurchase rights of, change the price of or otherwise amend or enter into any such option, warrant or Contract. There are no Contracts relating to the future purchase or sale of any Company Capital Stock (i) between or among the Company and any of its stockholders, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, or (ii) between or among any of the Company’s stockholders. All Company Options and outstanding Company Capital Stock were issued in compliance with all applicable federal and state securities Laws, and all shares of Company Capital Stock repurchased by the Company were repurchased in compliance with the DGCL, all applicable federal and state securities Laws and all rights of first refusal and other similar rights and limitations that were not waived.
(f)    There are no stockholder agreements, voting trusts or other agreements or understandings relating to the voting of any shares of Company Capital Stock, and there are no agreements between the Company and any securityholder or others, or among any holders of Company Capital Stock, relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock.
(g)    The Company Stock Plans are the only equity-based plans or programs providing for equity compensation of any Person in respect of the Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding. Except for the Company Stock Plans, the Company has not ever adopted or maintained any stock option plan or other plan, agreement or arrangement providing for equity compensation of any Person. The Company has reserved 1,000,000 shares of Company Common Stock for issuance to Workers upon the exercise of Company Options granted under the Company Stock Plans, of which 308,185 shares are issuable, as of the date of this Agreement, upon the exercise of outstanding, unexercised, vested Company Options and 72,499 shares are issuable, as of the date of this Agreement, upon the exercise of outstanding, unexercised, unvested Company Options. No other shares of Company Common Stock are reserved for issuance under any other Company Option. The grant of each Company Option has been properly approved by the requisite corporate authority. To the extent required under applicable Law, the Company’s stockholders have properly approved and the Company has properly reserved for issuance the shares of Company Common Stock issuable under the Company Stock Plans.
(h)    The Company has not granted Company Options except to natural Persons who were Workers at the time of grant and in compensation for their service as such. As of the date hereof, no Person who was formerly but is no longer a Worker holds a Company Option that is currently exercisable. All awards of Company Options have been documented with the grant forms Made Available without material deviation from the form. The terms of the Company Stock Plans and the applicable agreements for each Company Option permit the treatment of Company Options as provided in this Agreement, without the consent or approval of the holders of the Company Options, holders of Company Capital Stock or any other Persons (other than the

Company’s board of directors) and without any acceleration of the vesting schedules or modification of other provisions of exercise in effect for such Company Options. Accurate copies of all forms of agreements and instruments relating to or issued under the Company Stock Plans have been Made Available, and such forms of agreements and instruments have not been amended, modified or supplemented in any material respect, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof Made Available in any material respect.
(i)    No bonds, debentures, notes or other indebtedness of the Company (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital stock of the Company, are issued or outstanding as of the date of this Agreement.
(j)    The Company does not have, and never had, any Subsidiaries. The Company does not own or control any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any Person.
(k)    The Company is not subject to or threatened to be subject to any insolvency proceedings.
Section 2.3    Authorization; Enforceability.
(a)    Subject to the Company obtaining the Required Vote, the execution, delivery and performance of this Agreement and the consummation of the Transactions by the Company have been duly authorized by all requisite action on the part of the Company, and no further action is required on the part of the Company to authorize this Agreement and the Related Agreements to which it is a party. The Company’s board of directors, by resolutions duly adopted (and not thereafter modified or rescinded) by unanimous vote at a meeting duly called and held or by action without a meeting, has (i) approved this Agreement, the Merger and the other Transactions, (ii) determined that this Agreement and the terms and conditions of the Merger and the Transactions are advisable and in the best interests of the Company and its stockholders, and (iii) recommended that the stockholders of the Company adopt this Agreement.
(b)    The only votes required of the Company’s stockholders under the DGCL, the Charter Documents or any Contract to which the Company is a party to adopt and approve this Agreement and the Transactions are from holders of a majority of the Company Common Stock (the “Required Vote”).
(c)    This Agreement and the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto and thereto, are legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and

(ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
Section 2.4    Noncontravention.
(a)    The execution, delivery and performance of this Agreement and the Related Agreements to which the Company is a party and the consummation of the Transactions by the Company do not and will not, provided that the Company will receive the Required Vote, (i) conflict with, result in or constitute any violation of or default under any provision of the Charter Documents, (ii) result in the creation of an Encumbrance on any properties or assets of the Company, (iii) conflict with, result in or constitute a material violation of or material default under (with or without notice, lapse of time or both), or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Material Contract, Company Authorization or Law applicable to the Company or any of its properties or assets, or (iv) require the giving of notice to any Person in accordance with any Material Contract, Company Authorization or Law applicable to the Company or any of its properties or assets.
(b)    No consent, approval, license, Permit or Order of, or registration or filing with or declaration or notification to, any Governmental Authority is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the Related Agreements to which the Company is a party or the consummation of the Transactions (other than any consent, approval or waiver required from a Governmental Authority in accordance with Material Contracts, Company Authorizations or Law applicable to the Company, which are addressed in Section 2.4(a)), except (i) for the filing of the Certificate of Merger, the Second Certificate of Merger and the Third Certificate of Merger with the Secretary of State of the State of Delaware, (ii) for notifying the relevant Governmental Authorities of the surrender of the Company Authorizations set forth on Schedule 5.3(e)(i) and the withdrawal of the license applications set forth on Schedule 5.3(e)(ii), and (iii) where the failure to obtain such consent, approval, license, Permit or Order, or to make such registration, filing, declaration or notification would not reasonably be expected to have a Material Adverse Effect.
Section 2.5    Financial Statements.
(a)    The Company has Made Available to Parent (i) its audited balance sheet as of, and statements of operations, statements of equity and statements of cash flows for the years ended, December 31, 2020 and December 31, 2021 (the “2020/2021 Balance Sheets”) and (ii) its unaudited and reviewed balance sheet as of, and statements of operations and statements of cash flow for the three-month period ended, March 31, 2022 (such date, the “Most Recent Balance Sheet Date” and such balance sheet and statements, together with the 2020/2021 Balance Sheets, the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) (except that the unaudited financial statements do not have notes thereto) applied on a consistent basis throughout and between the periods indicated, and (ii) present fairly, in all material respects, the financial condition and results of operations and cash flows of the Company as of the dates and for the periods indicated therein. There has been no material change in the Company’s accounting policies since the Most recent Balance Sheet Date.
(b)    The aggregate amount of Company Indebtedness and the holders and amounts outstanding under each item of such Company Indebtedness as of May 31, 2022 are set forth in Section 2.5(b) of the Disclosure Schedule.
(c)    The Company has in place systems and processes (including the maintenance of proper books and records) that are customary for a company of its size and stage of development designed to (i) provide reasonable assurance regarding the reliability of the Financial Statements and (ii) in a reasonably timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements.
Section 2.6    Absence of Certain Changes; Undisclosed Liabilities.
(a)    Since the Most Recent Balance Sheet Date, (i) the Company has conducted its business only in the ordinary course of business and (ii) no change, event or condition (whether or not covered by insurance) has occurred that, individually or in the aggregate with any other changes, events or conditions, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.
(b)    The Company does not have any Liabilities of a type required to be reflected in the liabilities column of a balance sheet prepared in accordance with GAAP, except for Liabilities that (i) are reflected in or reserved against or shown on the balance sheet as of the Most Recent Balance Sheet Date included in the Financial Statements (the “Most Recent Balance Sheet”), (ii) have arisen or were incurred after the Most Recent Balance Sheet Date in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement of rights or violation of Law), or (iii) have been incurred specifically in connection with the Transactions. The Company does not have any material off-balance sheet items.
Section 2.7    Absence of Litigation. Since January 1, 2019, (a) no material Action has been pending or, to the knowledge of the Company, threatened against the Company or any of its assets or properties, including any Company Intellectual Property, or any of its officers or directors in their respective capacities as such, (b) no material Order has been issued, promulgated or entered by or with any Governmental Authority against the Company or any of its assets or properties, or any of the Company’s directors or officers in their respective capacities as such, and (c) no Action is pending or, to the knowledge of the Company, threatened, that in any manner challenges or seeks to prevent, enjoin, alter or delay any of the Transactions.
Section 2.8    Restrictions on Business Activities. No Contract (including covenants not to compete) or Order binding upon the Company has or would reasonably be expected to have the effect of materially prohibiting or impairing (a) any current or future business practice of the Company, (b) any acquisition of tangible or intangible property by the Company or (c) the conduct of business by the Company, in each case, as currently conducted by the Company.

Without limiting the generality of the preceding sentence, the Company has not entered into any Contract with any Person (i) that materially limits the freedom of the Company to engage, participate or sell, license or otherwise distribute services or products, or compete with any other Person, in any line of business, market or geographic area, (ii) under which the Company grants most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights or terms to any Person, (iii) materially limiting the right of the Company or its Affiliates to purchase or otherwise obtain any software, products or services, or (iv) limiting the right of the Company or its Affiliates to hire or solicit potential Workers such that it would materially impair the Company’s business.
Section 2.9    Intellectual Property.
(a)    Section 2.9(a) of the Disclosure Schedule contains a complete and accurate list of all websites, mobile sites and applications operated by or on behalf of Company (“Company Websites”) through which Company offers, markets, sells, licenses or otherwise makes available or accessible any goods, tools, services, applications, software or content (“Company Services”).
(b)    Section 2.9(b) of the Disclosure Schedule sets forth a complete and accurate list of (i) all Registered Intellectual Property included among the Company-Owned Intellectual Property (the “Company Registered Intellectual Property”), and (ii) all material unregistered Trademarks included among the Company-Owned Intellectual Property. For each listed item, Section 2.9(b) of the Disclosure Schedule indicates, as applicable, the owner of such Intellectual Property, the countries in which such Intellectual Property is patented or registered, the patent or registration number, and the filing and expiration dates thereof.
(c)    Each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and articles in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property as of the date of this Agreement. There are no actions that must be taken by the Company within 90 days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property. To the knowledge of the Company, there are no facts or circumstances that would render any Company-Owned Intellectual Property invalid or unenforceable. Without limiting the foregoing, to the knowledge of the Company, there is no information, material, fact, or circumstance, including any information or fact that would constitute prior art, that would render any Company Registered Intellectual Property invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property, and the Company has not knowingly misrepresented, or knowingly failed to disclose, and, to the knowledge of the Company, there is no misrepresentation or failure to disclose, any fact or circumstance in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise effect the validity or enforceability of any such Company Registered Intellectual Property.

(d)    The Company has taken commercially reasonable measures designed to protect Company-Owned Intellectual Property. In each case in which the Company has purchased any Intellectual Property from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek future damages with respect thereto) to the Company, and with respect to assigned Patents, registered Copyrights and registered Trademarks, the Company has recorded each such assignment with the relevant governmental authorities, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. No Intellectual Property that is or was Company-Owned Intellectual Property has been permitted to lapse or enter the public domain.
(e)    All of the Company-Owned Intellectual Property and the source code used in the Company Websites (excluding any Open Source Materials or COTS Software) (“Company Source Code”) are wholly and exclusively owned by the Company free and clear of any (i) Encumbrances (other than Permitted Encumbrances and rights or licenses granted pursuant to the Company Terms of Service), or (ii) past due, present, or future royalty, fee, or other payment. With respect to any Company-Owned Intellectual Property of which the Company is a joint owner or co-owner, there are no restrictions (by agreement with any third party joint owner or co-owner of Company-Owned Intellectual Property or otherwise) on the Company’s exercise of the full scope of rights afforded a joint owner or co-owner of that type of Intellectual Property right under the Laws of the jurisdiction in which the Intellectual Property right exists. The Company has not transferred ownership of, assigned, sold, disposed of or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights in or to joint ownership of, any Intellectual Property or Software to any other Person. All Company-Owned Intellectual Property, Company Websites and Company Source Code are fully transferable, alienable and licensable by the Company without restriction and without payment to any Person.
(f)    Section 2.9(f) of the Disclosure Schedule lists all Contracts (other than licenses for COTS Software, Open Source Materials and Incidental Licenses) to which the Company is a party under which the Company is a licensee or otherwise been granted rights to or in any Intellectual Property or Software from a third party, and such rights, Intellectual Property or Software are: (i) incorporated in, integrated with, or used in connection with any Company Website or any Company Service; or (ii) otherwise used in or necessary to the conduct of the business of the Company as presently conducted by the Company (together, the “Inbound Licenses”). No Person who has licensed Intellectual Property or Software to the Company has ownership or license rights to any improvements, derivative works or other modifications made by the Company that are included in any Company Website or Company Service.
(g)    There is no Contract between the Company, on the one hand, and any other Person, on the other hand, with respect to any Intellectual Property, Company Website or Company Service, under which there is currently any dispute, including with respect to any payments to be made or received by the Company thereunder nor, to the knowledge of the Company. There is no pending, decided or settled opposition, interference, reexamination, injunction, lawsuit, proceeding, hearing, investigation, complaint, arbitration, mediation, demand, decree, or any other pending written dispute, disagreement, or claim related to

Company-Owned Intellectual Property (“Dispute”), nor, to the knowledge of the Company, has any Dispute been threatened.
(h)    The operation of the Company Websites, making available of all Company Services and use of any Open Source Software by or through the Company is in compliance in all material respects with all Contracts applicable thereto. The Company has Made Available to Parent a complete and accurate list of all Open Source Software distributed or made available or accessible to others through the Company Websites, and has identified all licenses applicable thereto. The Company has Made Available to Parent all electronic scans run for the presence of Open Source Software used in connection with any Company Website. No Open Source Software has been used in any manner that would require the Company to: (i) disclose or distribute any Company Source Code, Company Website or any Company Service in source code form (other than the Open Source Software itself), (ii) license any Company Source Code, Company Website or Company Service (other than the Open Source Software itself) for the purpose of making derivative works, or (iii) redistribute any Company Source Code, Company Website or Company Service (other than the Open Source Software itself) at no charge. The Company has not contributed or permitted the contribution of any Software to the open source community or made or licensed or permitted the making or licensing of any Software pursuant to any Open Source Software license. No Person has accessed or has any right to receive or license the Company Source Code, except for Company’s employees and consultants who have accessed such Company Source Code for the sole purpose of developing the Company Websites or Company Services.
(i)    None of the Company-Owned Intellectual Property or Company Websites were developed by or on behalf of, or using grants or any other subsidies of, any Governmental Authority or any educational institution or research center, and no government funding, facilities, faculty or students of an educational institution or research center or funding from third parties was used in the development of Company-Owned Intellectual Property or any Company Website.
(j)    All Company-Owned Intellectual Property and Company Source Code was created solely by either (i) employees of the Company acting within the scope of their employment, or (ii) other Persons, in each case of clauses (i) and (ii), who have validly and irrevocably assigned all of their rights therein, including Intellectual Property rights, to the Company. No employee or other Person has claimed or otherwise asserted ownership of any Company-Owned Intellectual Property.
(k)    The operation of the business of the Company as it currently is conducted, and as has been conducted, including the operation of all Company Websites in the past five years, and the making available of the Company Services by or on behalf of the Company (i) have not infringed or misappropriated the Intellectual Property rights of any Person, violated the rights of any Person (including rights to privacy or publicity) or constituted unfair competition or trade practices under the Laws of any jurisdiction, and (ii) do not infringe or misappropriate the Intellectual Property rights of any Person, violate the rights of any Person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any jurisdiction. The Company has not received any written notice from any Person claiming or alleging any of the matters in the preceding sentence or requesting to license, any invitation to join a licensing program, or any other suggestion that the Company would be required take a license or enter a license aggregation program in order to operate without infringing another Person’s rights.
(l)    Neither this Agreement nor the Transactions will result in (i) Parent or the Surviving Entity granting to any Person any right to or with respect to any Intellectual Property or Software owned by, or licensed to, any of them, (ii) Parent or the Surviving Entity being bound by, or subject to, any non-competition or other material restriction on the operation or scope of their respective businesses, or (iii) Parent or the Surviving Entity being obligated to pay any royalties or other material amounts to any Person in excess of those amounts payable by any of them, respectively, in the absence of this Agreement or the Transactions.
(m)    The Company has taken commercially reasonable steps to protect the Company’s rights in Trade Secrets of the Company or Trade Secrets disclosed or made available by any other Person to the Company (together, the “Company Trade Secrets”) and information technology systems used by, for or behalf of the Company (“Company IT Systems”). Without limiting the foregoing, the Company has, and enforces, a policy requiring each Worker to execute an enforceable proprietary information, confidentiality and assignment agreement substantially in the Company’s standard form, which form has been Made Available to Parent, and all current and former Workers have executed such an agreement in substantially such standard form, and all former Workers who were involved in, or who contributed to, the creation or development of any Company-Owned Intellectual Property have executed such an agreement in substantially such standard form. To the knowledge of the Company, no Worker is in violation of any term of any employment Contract or any other Contract or agreement, or any restrictive covenant, relating to the right to use Trade Secrets or proprietary information of others, and the employment of any such Person by the Company does not subject the Company to any liability to any third party. To the knowledge of the Company, there have been no material unauthorized intrusions or material breaches of the security of any Company IT Systems or compromise of any Company Trade Secrets.
(n)    To the knowledge of the Company, there are no material software bugs or material errors in any Company Website, Company Service or Company IT Systems. To the knowledge of the Company, no Company Website, Company Service or Company IT System includes any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines that are designed to permit unauthorized access to or the unauthorized disablement or erasure of any Company Website, Company Service or Company IT System or the data or software of users of such Company Website, Company Service or Company IT System (“Contaminants”). The Company has taken commercially reasonable steps designed to prevent the introduction of Contaminants into any Company Website, Company Service and Company IT System.
(o)    The Company (i) is and since January 1, 2019, has been in compliance, in all material respects, with their published privacy policies and internal, written privacy policies; (ii) is and since January 1, 2019 has been in compliance, in all material respects, with all contractual obligations and Laws governing the Company’s data privacy, data collection, data protection and data security, including with respect to its collection, storage, transmission, transfer (including cross-border transfers), disclosure, sale, and use of Personally Identifiable Information (including Personally Identifiable Information of employees, contractors and third parties who have provided information to the Company) and with respect to obtaining all necessary consents; and (iii) have taken commercially reasonable measures designed to protect Personally Identifiable Information against loss, damage and unauthorized access, use, modification, or other misuse. To the knowledge of the Company, there has been no material instance of loss, damage, or unauthorized access, use, unauthorized transmission, modification, or other misuse of Personally Identifiable Information, or the systems owned or operated by the Company or any Personal Information Processor. The Company is not as of the date of this Agreement aware of, nor is it investigating, a potential loss, damage, or unauthorized access, use, unauthorized transmission, modification, or other misuse of Personally Identifiable Information that would reasonably be expected to require notifications to affected Persons under any applicable Law. No Person (including any Governmental Authority) has made any claim or commenced any Action with respect to any actual or alleged instance of the Company’s loss, damage, or unauthorized access, use, modification, or other misuse of any Personally Identifiable Information or regarding any applicable Laws governing the Company’s data privacy, data collection, data protection and data security. Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger, will materially violate (A) the Company’s published privacy policies as they existed at any time during which any of the Personally Identifiable Information was collected or obtained, (B) any of the Company’s contractual obligations governing such Personally Identifiable Information, data privacy, or data security or (C) applicable Laws governing the Company’s data privacy, data collection, data protection and data security. Since January 1, 2019, the Company has made all required disclosures to, and obtained all necessary consents from, users, customers, employees, contractors, Governmental Authorities and other applicable Persons as and to the extent required by applicable Laws governing the Company’s data privacy, data collection, data protection and data security.
(p)    The Company is and since January 1, 2019, has been, in material compliance with its obligations under privacy, data protection and marketing Laws governing the Company’s use of electronic communications (including email, text messaging, fax machines, automated calling systems and non-automated telephone calls) for marketing purposes.
(q)    Since January 1, 2019, the Company has implemented and maintained in connection with its business commercially reasonable privacy and security measures, controls, technologies, policies, procedures and safeguards, including physical, administrative and technical safeguards and vendor management policies and procedures, designed to protect the confidentiality, integrity and availability of all Personally Identifiable Information and Company Data. Such information privacy and security measures include without limitation a written information security program that includes commercially reasonable controls that have been regularly tested and reviewed, designed to protect Personally Identifiable Information or Company Data received by or on behalf of the Company from loss and illegal or unauthorized access, use, modification, disclosure, or other misuse. The Company has implemented in connection with the Company’s business a commercially reasonable plan, or plans, that, as appropriate, (i) identifies material internal and external risks to the security of Personally

Identifiable Information or Company Data; (ii) implements, monitors and maintains administrative, technical, electronic and physical safeguards to control those risks; (iii) maintains notification procedures that comply in all material respects with applicable Laws in the case of any security breach; and (iv) provides for the prevention and mitigation of data loss. The Company and each of their Personal Information Processors maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities in connection with the respective businesses of the Company.
Section 2.10    Taxes.
(a)    The Company has filed all income and other material Tax Returns required to be filed by them. All such Tax Returns are, and were when filed, accurate in all material respects and have been completed in accordance with applicable Law. The Company has paid all Taxes due (whether or not shown to be due on such Tax Returns). The Company has never been a member of any affiliated, consolidated, combined, unitary or aggregate group for Tax purposes.
(b)    The Company has withheld or collected all material Taxes required to be withheld or collected with respect to any amounts payable to or owing from any employee, creditor, customer, independent contractor, Affiliate, shareholder or other third party, and such withheld or collected Taxes have been either paid or remitted to the proper Tax Authority or set aside in accounts designated for such purpose.
(c)    There are no extensions of time currently in effect (other than automatic extensions routinely obtained in the ordinary course of business) with respect to the due dates on which any Tax Returns are required to be filed (or any Tax is required to be paid) by, with respect to, or on behalf of the Company.
(d)    The Financial Statements reflect all material unpaid Taxes of the Company for periods (or portions of periods) through the Most Recent Balance Sheet Date. The Company does not have any material liability for unpaid Taxes accruing after the Most Recent Balance Sheet Date, other than Taxes accruing in the ordinary course of business conducted after the Most Recent Balance Sheet Date.
(e)    There is (i) no Encumbrance for Taxes on the Company Capital Stock or the assets of the Company, other than Permitted Encumbrances, (ii) no audit involving the Company being conducted by, under discussion with or that has been threatened in writing by, any Tax Authority, (iii) no extension of any statute of limitations on the assessment or collection of any Taxes granted to, or requested by, the Company that is currently in effect (other than extensions relating to automatic extensions routinely obtained in the ordinary course of business), (iv) no pending request for any ruling or determination from a Tax Authority relating to Taxes of or with respect to the Company, and (v) no power of attorney, that has been executed by or on behalf of the Company with respect to any matters relating to Taxes that will be binding on Parent or the Third Surviving Entity following the Closing Date.
(f)    The Company (i) is not and has never been subject to tax in any jurisdiction outside of the United States by virtue of having a place of business, permanent establishment or other taxable presence, in such country and (ii) has not received any written notice from any Tax

Authority inquiring or asserting that the Company is required to pay, withhold or collect any Tax or file any Tax Return in a jurisdiction where the Company has not previously paid, withheld or collected Taxes or filed Tax Returns.
(g)    The Company has not (i) been nor will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date in accordance with Section 481 of the Code or any comparable provision of state, local or non-US Law as a result of any change in method of accounting made, (ii) failed to file any disclosure pursuant to Section 6662 of the Code or comparable provisions of state, local or non-US Tax Law that would otherwise prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return filed prior to Closing, (iii) engaged in a “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2), (iv) within the past two years been the “distributing corporation” or the “controlled corporation” with respect to a transaction intended to be described in Section 355 of the Code or, except as contemplated by this Agreement, been a party to a reorganization (within the meaning of Section 368(a) of the Code), or (v) incurred any liability under Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local or foreign Law), as a transferee or successor, as a result of any contractual obligation or otherwise by operation of Law for any Taxes of any Person other than the Company.
(h)    The Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code at any time within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code.
(i)    The Company is not a party to or bound by any Tax sharing, Tax indemnification, Tax allocation or similar agreement (other than commercial agreements entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes).
(j)    The Company has never cooperated with or participated in an international boycott within the meaning of Section 999 of the Code.
(k)    Except as set forth in the Disclosure Schedule, since January 1, 2019, there have been no repurchases or redemptions of Company Capital Stock or other equity interests in the Company, the Company has made no distributions (other than regular, ordinary course dividends), and the Company has not disposed of any material assets.
(l)    The Company has not taken or agreed to take any action (and does not intend to take any action prior to Closing), and does not have knowledge of any fact or circumstance (including any fact or circumstance relating to any Company stockholder or Founder), that would prevent the Merger and Second Merger from qualifying as a reorganization within the meaning of Code Section 368(a)(1)(A).
Section 2.11    Employee Benefit Plans.
(a)    Section 2.11(a) of the Disclosure Schedule sets forth a complete list of each material Employee Benefit Plan. “Employee Benefit Plan” or “Employee Benefit Plans” means (i) all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), (ii) all other employment, severance pay, salary continuation, pay in lieu of notice, bonus, incentive, retention, change in control compensation, stock option, stock appreciation right, restricted stock unit, restricted stock, equity-based compensation, fringe benefit, supplemental, sabbatical, employee loan, relocation, health insurance, life insurance, disability insurance, retirement, provident fund (including managers’ insurance and further education fund), pension, vacation, travel entitlement (including travel pay, car, leased car arrangement and car maintenance payment), sick leave, recuperation pay, profit sharing or deferred compensation plans, Contracts, programs, funds or arrangements of any kind, and (iii) all other employee benefit plans, Contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar agreement related thereto, whether or not funded, in each case (A) that provides benefits or compensation in respect of any present or former Workers or any of the beneficiaries or dependents of any such Persons, (B) that are sponsored or maintained by the Company or any of its ERISA Affiliates, (C) with respect to which the Company or any of its ERISA Affiliates is required to make payments, transfers, or contributions, or (D) under or with respect to which the Company has any Liability. The Company does not have any Liability with respect to any plan of the type described in the preceding sentence other than the Employee Benefit Plans, including any plans that would be Employee Benefit Plans if in effect as of the date of this Agreement but that were terminated prior to the date of this Agreement. No Employee Benefit Plan is maintained outside of the United States.
(b)    Accurate copies of the following materials with respect to each material Employee Benefit Plan have been Made Available to Parent, as applicable: (i) the current plan document or, in the case of an unwritten Employee Benefit Plan, a written description thereof, (ii) the current determination, advisory or opinion letter from the IRS or, with respect to any Employee Benefit Plan maintained for Workers whose primary work location is outside of the United States, a comparable approval of a Governmental Authority, (iii) the current summary plan description and all summaries of material modifications thereto and the past three annual reports and associated summary annual reports, (iv) the current trust agreement, insurance Contracts and other documents relating to the funding or payment of benefits under such Employee Benefit Plan and (v) all material and non-routine correspondence between the Company or its representatives and any Governmental Authority within three years prior to the date hereof.
(c)    Each Employee Benefit Plan has been established, maintained, operated and administered in compliance with its terms and any related documents or agreements and applicable Law in all material respects. There have been no actions or omissions that would be prohibited transactions or breaches of any of the duties imposed by ERISA on “fiduciaries” (within the meaning of Section 3(21) of ERISA) with respect to the Employee Benefit Plans, whether or not such Employee Benefit Plans are subject to ERISA, which actions or omissions would reasonably result in any material Liability or excise Tax being imposed on the Company under ERISA, the Code or other applicable Law.
(d)    Each Employee Benefit Plan intended to be qualified pursuant to Section 401(a) of the Code has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code. To the knowledge of the Company, nothing has occurred since the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination.
(e)    Neither the Company nor any of its ERISA Affiliates has or had an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(f)    With respect to each Employee Benefit Plan that is subject to Section 4980B of the Code, the Company and each of its ERISA Affiliates have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA in all material respects.
(g)    No Employee Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured. No Employee Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Employee Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(ix) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).
(h)    There are no ongoing or, to the knowledge of the Company, threatened, Actions, with respect to any Employee Benefit Plan (including Actions against any fiduciaries thereof in respect of their capacity as a fiduciary of an Employee Benefit Plan). No current or former Worker has brought a claim against the Company or any of its ERISA Affiliates in respect of any Employee Benefit Plan, other than routine claims for benefits occurring in the ordinary course of business (and appeals thereof) and consistent with the terms of the applicable Employee Benefit Plan.
(i)    All (i) insurance premiums due and required to be paid by or through the Company with respect to, (ii) benefits, expenses and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Employee Benefit Plan have been paid or made on or before their respective due dates.
(j)    No Employee Benefit Plan provides benefits to any individual who is not either a current or former Worker (or the dependent or beneficiary of such Worker). No Employee Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement, other than (i) coverage mandated by Law, (ii) death or retirement benefits under any Employee Benefit Plan that is intended to be qualified pursuant to Section 401(a) of the Code, or (iii) those severance benefit plans (including but not limited to the Retention/Severance Payments) set forth on Section 2.11(j) of the Disclosure Schedule.
(k)    The Company has reserved all rights necessary to amend or terminate each of the Employee Benefit Plans without the consent of any other Person.

(l)    The Company has not committed to institute any material plan, program, arrangement or agreement for the benefit of current or former Workers that would be an Employee Benefit Plan if in effect as of the date of this Agreement, or to make any material amendments to any of the Employee Benefit Plans or provide any increases in base salary.
(m)    Except as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in connection with any other event (whether contingent or otherwise and including the termination of employment or service with Parent or the Company following the Merger), (i) constitute a triggering event under or result in any payment (including severance, deferred compensation, Tax gross-up, retention, bonus or other payment) becoming due under any Employee Benefit Plan, (ii) increase any benefits (including severance, deferred compensation, or equity compensation) otherwise payable under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Employee Benefit Plan or to any Governmental Authority in respect of any current or former Worker (or dependents of such Persons), or (iv) result in the forgiveness in whole or in part of, or accelerate the repayment date of, any outstanding loans that exist under or as part of any Employee Benefit Plan.
(n)    No amount that has been or would reasonably be received (whether in cash, services, benefits, property or the vesting of property) as a result of any of the Transactions (either directly or in connection with any other event) by any current or former Worker who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) is reasonably likely to be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). The Company does not have any Liability to reimburse, gross-up, indemnify or otherwise pay the Taxes, interest or Tax-related penalties imposed under Code Section 4999 on behalf of any Person.
(o)    The Company has not deferred or delayed any payroll Taxes pursuant to the Coronavirus Aid, Relief and Economic Security Act (P.L. 116-136), enacted March 27, 2020, the Paycheck Protection Program and Health Care Enhancement Act, the Paycheck Protection Program Flexibility Act of 2020, An Act to Extend the Authority for Commitments for the Paycheck Protection Program, the Consolidated Appropriations Act, 2021, the American Rescue Plan Act of 2021 or similar provision of state, local or foreign Law.
(p)    Each Employee Benefit Plan or any other payment or arrangement for which the Company has any Liability that is a nonqualified deferred compensation plan (within the meaning of Section 409A(d)(1) of the Code) has been maintained and operated in compliance with Section 409A of the Code and all applicable IRS and Treasury Department guidance issued thereunder in both operation and documentation in each case, in all material respects. None of the Transactions will constitute or result in a deferral of, or acceleration in the payment of, compensation under any Employee Benefit Plan in a manner that would invoke excise tax under Section 409A of the Code.
(q)    Each Company Option was granted with an exercise price for purposes of Section 409A of the Code that is no less than the fair market value of the underlying stock on the date of grant (determined in a manner not inconsistent with Section 409A of the Code) and/or is otherwise exempt from Section 409A of the Code. The Company does not have any Liability to reimburse, gross-up or otherwise pay the Taxes, interest or Tax-related penalties imposed on behalf of any current or former Worker under Section 409A of the Code.
(r)    With respect to each current or former Worker who purchased shares of the Company’s Capital Stock while such shares were subject to a substantial risk of forfeiture (within the meaning of Code Section 83), either (i) each such Worker timely filed with the applicable Tax Authority an election under Code Section 83(b) and timely remitted to the applicable Tax Authority all Taxes due in connection with such filing, and a copy of such election and evidence of filing has been Made Available to Parent, or (ii) the Company has withheld or collected, and timely paid over to the appropriate Tax Authorities (or is properly holding for such timely payment), all Taxes required by Law to be withheld or collected by it on each date on which the substantial risk of forfeiture lapsed with respect to such shares of Company Capital Stock.
Section 2.12    Employee Matters.
(a)    Except as would not be material to the Company in the aggregate, the Company is, and at all times in the four years prior to the date of this Agreement has been, in compliance with all Laws governing the employment of labor, including all Laws relating to employment practices, wages, compensation and benefits, hours, classification of employees and independent contractors, overtime and overtime payment, collective bargaining, discrimination, harassment, retaliation, civil rights, disability rights or benefits, terms and conditions of employment, immigration, safety and health, hiring, promotions, plant closings, termination of service, severance, pay transparency and disclosures, pay equity, privacy, leaves of absence, paid sick leave, unemployment insurance, child labor, whistleblowing, pension insurance, medical insurance, work-related-injury insurance, the withholding and payment of social security and other Taxes, and COVID-19 (“Employment Practices”), such as the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act, the Americans with Disabilities Act, the Occupational Safety and Health Act, the Family and Medical Leave Act, the National Labor Relations Act of 1935, and the Immigration and Nationality Act and any other similar Laws of the jurisdictions in which the Company is qualified or does business.
(b)    Section 2.12(b) of the Disclosure Schedule sets forth an accurate list of all employment Contracts, indemnification agreements, consulting Contracts severance Contracts, and Contracts related to any change of control payments with a current or former Worker to which the Company is a party, or by which it is bound, or under which the Company has an outstanding Liability, copies of which have been Made Available, along with copies of form offer letters, employment Contracts and consulting agreements used in each jurisdiction in which current or former Workers are, or were, based or located, copies of which have been Made Available.
(c)    The Company is not and has not been at any time during the four years prior to the date of this Agreement a party to, bound by or negotiating any other collective bargaining agreement, works council or other labor union Contract. The Company does not have, and did not have at any time during the four years prior to the date of this Agreement, any duty to bargain with any labor organization. To the knowledge of the Company, there have never been any activities or proceedings of any labor union to organize any current or former Workers. No labor dispute, strike or work stoppage against the Company is now pending, has occurred in the past, or, to the knowledge of the Company, is now threatened that would reasonably be expected to interfere with the business activities of the Company. The Company is not and has not been engaged in any unfair labor practice. The Company has not incurred any Liability for breach of employment Contracts or consulting Contracts. The Company does not have any current Liability for accrued and vested but unpaid severance, pay in lieu of notice or other payment arising from the termination of the service of any former Worker.
(d)    Section 2.12(d) of the Disclosure Schedule is an accurate list of the names (or, if required under privacy Laws, a unique identification number), of all current Workers, setting forth each such Worker’s current (i) title or position and general services provided, (ii) status as full-time or part-time, (iii) if an employee, status as exempt or non-exempt (to the extent applicable under Law), (iv) date of commencement of service as an independent contractor and/or employee, as applicable, (v) rate of cash compensation (including salary, hourly wage, bonuses, commissions and any deferred compensation), (vi) target annual incentive compensation, (vii) other unvested bonuses, (viii) accrued but unpaid bonuses, (ix) material fringe benefits, (x) primary work location, (xi) status of any required visa or work permit, (xii) accrued but unpaid vacation, sick leave or other paid time off, (xiii) severance or termination payment rights payable in excess of that required by Law, (xiv) leave of absence status, including whether the Worker has given a written request for a leave of absence, (xv) status of being on a performance improvement plan, (xvi) employer, and (xvii) primary country, state and county in which the Worker provides services. Other than those Workers with an indefinite term employment agreement, no Worker or any other Person can successfully claim to be characterized as an employee of the Company.
(e)    To the knowledge of the Company, no Worker of the Company has given notice to the Company of such Worker’s intent to terminate, the Worker’s engagement with the Company. The employment of each of the employees of the Company whose primary work location is in the United States is “at will.” Except as required by Law, the Company does not have any obligation to provide any particular form or period of notice before terminating the employment of any of its employees.
(f)    No material written personnel manuals, handbooks, policies, rules or procedures are currently in effect applicable to any Worker, other than those set forth in Section 2.12(f) of the Disclosure Schedule, accurate copies of which have heretofore been Made Available.
(g)    The Company does not have any accrued unpaid Liabilities relating to its current and former Workers other than for compensation that has accrued since the last payroll pay date.
(h)    There are no nor have there been at any time in the four years prior to the date of this Agreement any Actions pending or, to the knowledge of the Company, threatened or reasonably anticipated involving any current or former Worker or group of Workers. The Company is not, and was not at any time during the four years prior to the date of this Agreement, a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority with respect to Employment Practices. In the four years prior to the date of this Agreement, no current or former Worker has filed a complaint or claim with the

Company with respect to Employment Practices. No current or former Worker has been involved in an accident in the course of his or her service with the Company that would have caused other than minor injury, nor has any such Person been exposed to occupational health hazards in the service of the Company. Since four years prior to the date of this Agreement, the Company has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current or former Worker.
(i)    No visa or work permit held by a Worker with respect to his or her service with the Company will expire during the six-month period beginning on the date of this Agreement. All current Workers who work in the United States are, and all former Workers who worked in the United States whose engagement terminated, voluntarily or involuntarily, within the four years prior to the date of this Agreement were, legally authorized to work in the United States. The Company has completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986 (“IRCA”) for all Workers engaged prior to the date of this Agreement. The Company is and has been in compliance with both the employment verification provisions (including the paperwork and documentation requirements) and the anti-discrimination provisions of IRCA.
(j)    The Company has at any time in the four years prior to the date of this Agreement taken any action that (i) would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Readjustment and Notification Act (29 U.S.C. § 2101) (the “WARN Act”) or would otherwise trigger notice requirements or liability under any other Law that is comparable to the WARN Act or (ii) resulted in the termination of employment of 50 or more Workers or more than 10% of the Workers of the Company during any 90-day period. The Company has no plans to undertake any action that would trigger the WARN Act or other similar notification requirements. The Company is and has been at all times in the four years prior to the date of this Agreement in full compliance with the WARN Act and any applicable state laws or other Laws regarding redundancies, reductions in force, mass layoff, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Authority. To the knowledge of the Company, no current or former Worker is or has been at any time in the four years prior to the date of this Agreement in any material respect in violation of any employment Contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant, or consulting agreement with the Company. To the knowledge of the Company, no current or former Worker is or has been at any time in the four years prior to the date of this Agreement in any material respect in violation of any employment Contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant or consulting agreement with a former employer or service recipient relating to the right of any such Worker to be employed by or provide services to the Company because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(k)    All current and former Workers of the Company have been duly and properly remunerated for all services they performed in the course of their working relationship with the Company in compliance with applicable Law and any employment Contracts therewith, and all other payments due to them have been made and, with respect to any such amounts or rights that have matured in favor of such Workers but which are not yet payable, funds sufficient to cover such payments have been reserved. With respect to the remuneration paid to the current or former Workers, all contributions have been made relating to compulsory health insurance and social security and to Tax withholdings required by Law.
(l)    There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s Workers with a title of director or higher, nor does the Company have a present intention to terminate the employment or other relationship of any of its Workers.
(m)    Section 2.12(m) of the Disclosure Schedule lists, as of the date of this Agreement, each Worker who is not fully available to perform work because of disability or other leave and also lists, with respect to each such Worker, the basis of such disability or leave and the anticipated date of return to full service.
(n)    All Workers have been classified correctly, in accordance with the terms of the Fair Labor Standards Act and all other applicable Laws, as employees (exempt and non-exempt), independent contractors or leased employees, and the Company has not received written notice to the contrary from any Person or Governmental Authority.
Section 2.13    Related Party Transactions. No officer or director of the Company, no stockholder of the Company and no immediate family member of any of such Persons or any trust, partnership or company in which any of such Persons has an interest (each a “Related Party”) has (a) any interest in any Person which furnished or sold, or furnishes or sells, services, products or technology that the Company furnishes or sells, or proposes to furnish or sell, (b) any interest in any Person that purchases from or sells or furnishes to the Company any goods or services or (c) any interest in any Contract to which the Company is a party, except that ownership of no more than one percent of the outstanding voting stock of a publicly traded company will not be deemed to be an “interest in any Person” for purposes of this Section 2.13. There is no indebtedness or other payment obligation outstanding or owed by the Company to a Related Party.
Section 2.14    Banks and Brokerage Accounts. Section 2.14 of the Disclosure Schedule sets forth (a) an accurate list of the names and locations of all banks, trust companies, broker-dealers and other financial institutions at which the Company has an account or a safe deposit box or maintains a banking, custodial, trading or other similar relationship; and (b) an accurate list and description of each such account, box and relationship, indicating in each case the names of the respective Workers, agents or other similar representatives of the Company having signatory power with respect thereto.
Section 2.15    Insurance. Section 2.15 of the Disclosure Schedule sets forth an accurate list of all policies of insurance and indemnity bonds issued at the request or for the benefit of the Company in effect as of the date of this Agreement (but excluding any policies related to the

Employee Benefit Plans) and sets forth the types of policies, insurers, forms of coverage, policy numbers, coverage dates, annual premiums, named insureds, limits of liability and insurance broker or agent contacts. All such policies and bonds are in full force and effect. Accurate copies of each listed policy have been Made Available. As of the date of this Agreement, there is no material claim, notice of circumstance, refusal of any coverage, limitation in coverage or rejection of any material claim, insurance carrier litigation or dispute pending in connection with any of such policies or bonds. The Company is in material compliance with the terms of such policies and bonds. As of the date of this Agreement, to the knowledge of the Company, there is no threatened termination or invalidation of, or material premium increase with respect to, any of such policies or bonds.
Section 2.16    Compliance with Laws; Certain Business Practices.
(a)    Since January 1, 2019, the Company has complied in all material respects with, is not in material violation of, and has not received any written allegation or written notice of material default or material violation with respect to, any Laws or Permits with respect to the conduct of its business, or the ownership or operation of its assets or business. To the knowledge of the Company, no Company Website or Company Service has in the past been or is presently the subject of (i) any material claim against the Company, one of its Top Customers or any other Person in any civil action in any U.S. or state court or any regulatory or administrative action by any Governmental Authority, including the U.S. Citizenship and Immigration Services, U.S. Securities and Exchange Commission and U.S. Internal Revenue Service, or (ii) an administrative deficiency letter, “Wells notice” or similar administrative action.
(b)    Neither the Company, nor any of its directors, officers, nor to the knowledge of the Company, any of its employees, distributors or agents while retained by the Company or any other Person acting on behalf of any such Person, has, with respect to the business of the Company, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (ii) made any unlawful payment to any government official or employee or any political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the Organisation for Economic Co-operation and Development’s (OECD) Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other Law applicable to the conduct of business with Governmental Authorities.
(c)    The Company has not applied for or received, or to the knowledge of the Company, is or will be entitled to or is or will be the beneficiary of any grant, subsidy or financial assistance from any Governmental Authority.
(d)    Since January 1, 2019, the Company has conducted its export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act of 2001, as amended, and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing, neither the Company, nor any employees, officers, or directors of the Company, nor any agents or other persons acting for, on behalf of, or at the direction of the Company: (A) has been or is designated on or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Authority, including the list of Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control; or (B) has engaged in any transaction (x) in violation of applicable Law involving any party designated on or any party owned or controlled by any party designated on, any such lists, or (y) with or in any country or territory subject to an embargo or substantial restrictions on trade under the U.S. economic sanctions.
(e)    Section 2.16(e) of the Disclosure Schedule sets forth accurate export control classifications applicable to the Company Websites and Company Services.
(f)    Each Permit (i) under which the Company currently operates or holds any interest in any of its assets, or (ii) that is required for the operation of the Company’s business as presently conducted or the holding of any such interest (collectively, the “Company Authorizations”), has been issued or granted to the Company. The Company Authorizations have continuously been, and remain, in full force and effect and constitute all material Permits required to permit the Company to lawfully operate or conduct its business and hold its assets. Without limiting the foregoing:
(i)    Since the issuance of each Company Authorization, the Company is, and has been, in compliance in all material respects with all of the terms and requirements of the Company Authorizations;
(ii)    The Company has not received any written notice of cancellation or suspension of any Company Authorization (except for any cancellation or suspension that is in response to a request by the Company pursuant to this Agreement) and is not, and has not been, in default or violation of any Company Authorization in any material respect;
(iii)    There is no Action pending, or, to the knowledge of the Company, threatened against the Company that seeks the revocation, cancellation, suspension or adverse modification of any Company Authorization, except for any such revocation, cancellation, suspension or adverse modification of any Company Authorization that is in response to a request by the Company pursuant to this Agreement;
(iv)    The Company has timely filed all material reports, written notices and statements, and complied, in all material respects, with all examinations, inquiries and requests in respect of the Company Authorizations (together with any amendments required to be made with respect thereto) that were required to be filed under any Law with any applicable Governmental Authority, and no material deficiencies have been asserted by any Governmental Authority with respect to any such report, written notice or statement that have not been cured or satisfied; and
(v)    Since the issuance of each Company Authorization, the Company has conducted (and updated as necessary) any background checks on its officers, directors, employees, and consultants to the extent required by the Company Authorizations or Law, and, to the Company’s knowledge, no officer, director, employee or consultant of the Company is the subject of any investigation, examination, or process, judicial or otherwise, that would reasonably be expected to lead to the loss, suspension, or restriction of any Company Authorization.

(g)    Since January 1, 2019, the Company has conducted its business in all material respects in accordance with all applicable Financial Services Laws, Orders and Permits, including any state requirements to hold licenses or registrations relating to, as applicable, mortgage brokering, loan brokering, insurance production, and lead generation or pursuant to applicable Financial Services Laws.
(h)    To the knowledge of the Company, (i) no Governmental Authority has asserted or threatened an Action alleging that the Company or its officers, directors or employees violated any applicable Financial Services Laws or Orders, conducted business without a required Permit, or engaged in fraud or otherwise complied deficiently in any manner with any applicable Financial Services Laws, Orders or Permits and (ii) there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its officers, directors or employees relating to the Company’s business that may give rise to any material claims, fines, penalties or Orders against the Company or any of its officers, directors or employees.
(i)    The Company does not have any material liability under the doctrine of either escheat or unclaimed property.
Section 2.17    Minute Books. The minute books of the Company have been Made Available and contain all material actions without a meeting, all material resolutions of the Company’s directors and stockholders.
Section 2.18    Customers. Section 2.18 of the Disclosure Schedule sets forth a complete and accurate list of the Company’s top 10 customers and partners measured by revenue derived from such customers and partners for the periods from (a) January 1, 2021 through December 31, 2022 and (b) January 1, 2022 through March 31, 2022 (the “Top Customers”). As of the date of this Agreement, no Top Customer has cancelled or otherwise terminated its relationship with the Company. As of the date of this Agreement, the Company has not (i) received any written notice from any Top Customer that such Top Customer will not continue as a customer of the Company, or after the Closing, Parent or any of its Subsidiaries, or that such Top Customer intends to terminate or materially modify existing Contracts with the Company, or, after the Closing, Parent or any of its Subsidiaries or (ii) received any written complaint regarding the operation by the Company of its business.
Section 2.19    Material Contracts. Section 2.19 of the Disclosure Schedule sets forth, as of the date of this Agreement, an accurate list of each contract of the Company under which the Company has ongoing executory obligations or the ability to enforce rights thereunder and that is included within any of the following categories:
(a)    any data center or web hosting contract;
(b)    any Contract between the Company and any customer in excess of $500,000 for the periods from (i) January 1, 2021 through December 31, 2021 and (ii) January 1, 2022 through April 30, 2022 (each a “Customer Contract”);
(c)    any continuing Contract for the purchase of materials, supplies, equipment or services (including, for the avoidance of doubt, any distributor, sales, reseller, advertising, agency or sales representative Contract, other than Customer Contracts) that involves the payment by the Company of more than $500,000 for the periods from (i) January 1, 2021 through December 31, 2021 and (ii) January 1, 2022 through April 30, 2022, excluding any employment Contracts;
(d)    any joint marketing, joint development or joint venture contract;
(e)    any trust indenture, mortgage, promissory note, loan agreement, credit agreement, or other Contract for the borrowing of money, or any capital lease Contract;
(f)    any hedging, futures, options or other derivative Contract;
(g)    any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities of any Person other than the Company;
(h)    any Contract that provides for any capital expenditure by the Company in excess of $25,000;
(i)    any Contract in accordance with which the Company is a lessor or lessee of any personal property and that involves more than $25,000 over the life of the Contract;
(j)    any Contract providing a third party with a license to any Company-Owned Intellectual Property, except for the Customer Terms of Service;
(k)    any Contract with any Related Party or any Person with whom the Company does not deal at arms’ length;
(l)    any employment Contract, offer letter or similar agreement between the Company and a Worker that is not terminable at-will by the Company without notice, severance, or other cost or liability, or any severance Contract or Contract of the Company related to any change of control payments with a current or former Worker to which the Company is a party, or by which it is bound;
(m)    any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise (other than the disposition or acquisition of assets in the ordinary course of the Company’s business);
(n)    any Contract with a Governmental Authority;
(o)    any Contract relating to settlement or compromise of, or release or assignment of rights under, any Action; or
(p)    any Contract that results in any Person holding a power of attorney from the Company.
Each Contract disclosed in Section 2.9(f) (Inbound Licenses), this Section 2.19 or Section 2.20(b) (Real Property Leases) of the Disclosure Schedule, or required to be disclosed pursuant to Section 2.9(f), this Section 2.19 or Section 2.20(b) (Leased Real Property) is referred to in this Agreement as a “Material Contract.” An accurate and complete copy of each Material Contract has been Made Available. All Material Contracts are in executed written form, and the Company has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and the Company is not in default of any material provision of, any Material Contract. Each Material Contract is a valid and binding agreement of the Company and, to the knowledge of the Company, the other parties thereto, subject to the effect of applicable bankruptcy and other similar Laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.
Section 2.20    Real Property; Assets.
(a)    The Company does not own and has never owned any real property.
(b)    Section 2.20(b) of the Disclosure Schedule sets forth a list of all real property currently leased by, licensed to or otherwise used or occupied (but not owned) by the Company (the “Leased Real Property”), together with an accurate list of all leases, licenses, subleases or similar agreements pursuant to which the Company leases such Leased Real Property, including any amendments thereto (the “Real Property Leases”). The Company has good and marketable leasehold title to the Leased Real Property, free and clear of any Encumbrances, other than Permitted Encumbrances. The Company has enjoyed uninterrupted and undisputed possession of the Leased Real Property. There are no disputes with respect to any Real Property Lease. The Company has not sub-leased or sub-licensed, or otherwise granted to any Person, the right to use or occupy any of the Leased Real Property.
(c)    The Company has good and marketable title to, or, in the case of leased or licensed Assets, marketable leasehold or license interests in, all of its tangible Assets used or held for use in its business, free and clear of any Encumbrances, other than (1) as reflected in the Most Recent Balance Sheet, (2) Permitted Encumbrances, and (3) such minor imperfections of title and non-monetary Encumbrances that do not detract materially from the value or interfere materially with the present use of the Assets or the Leased Real Property subject thereto or affected thereby.
(d)    The tangible Assets and Leased Real Property (i) have been maintained in accordance with the ordinary course of business (subject to normal tear and wear), (ii) are in good condition and repair in all material respects (subject to normal wear and tear), and (iii) constitute all of the material tangible assets and all of the real properties necessary to conduct the business of the Company as currently conducted.
Section 2.21    Brokers and Finders. No Person has acted as a broker, finder or financial advisor for the Company or its Affiliates in connection with the Transactions (including the negotiations relating to the Transactions), and no Person is entitled to any fee, commission or similar payment in respect thereof from the Company, Parent or any of their respective Affiliates based in any way on any agreement, arrangement or understanding made by or on behalf of the Company or its Affiliates, except for Solomon Partners, whose fees and expenses shall be treated as Transaction Expenses hereunder.
Section 2.22    Exclusivity of Representations. Except for (a) the representations and warranties of the Company expressly set forth in this Article 2 (as qualified by the Disclosure Schedule) and in the Company Certificate, neither the Company nor any Person on its behalf has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose in respect of the Company or its business, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
Each of the Parent Parties represents and warrants to the Company, except as set forth in the Parent Public Reports (other than (i) any information set forth in any “risk factor” or “forward-looking statements” section contained in such Parent Public Reports, and (ii) any other forward-looking statements contained in such Parent Public Reports that are of a nature that they speculate as to future developments) (it being understood that any matter disclosed, or incorporated by reference, in the Parent Public Reports shall be deemed disclosed with respect to any section of this Agreement to which the matter relates to the extent the relevance to each such section is reasonably apparent) as follows:
Section 3.1    Organization and Power. Each of Parent, Merger Sub, Merger Sub 2 and NWC (collectively, the “Parent Parties”) (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, and (c) is qualified to do business and is in good standing in every jurisdiction where such qualification is required, except where the failure so to qualify would not reasonably be expected to result in a Parent Material Adverse Effect.
Section 3.2    Authorization; Enforceability. Each of the Parent Parties has the power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement and the consummation of the Transactions by the Parent Parties have been duly authorized by all requisite corporate or comparable organizational action on the part of them and, where required under applicable Law, their stockholders. This Agreement has been duly executed and delivered by each of the Parent Parties and, assuming due authorization, execution and delivery by the other Parties, represents the legal, valid and binding obligation of the Parent Parties, enforceable against each such Parent Party in accordance with its terms, subject to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
Section 3.3    Noncontravention.
(a)    The execution, delivery and performance of this Agreement and the consummation of the Transactions by the Parent Parties do not and will not (i) conflict with, result in or constitute a material violation of or default under the organizational documents of the Parent Parties or any Contract, Permit or Law applicable to the Parent Parties, (ii) conflict with, result in or constitute a material violation of or default under (with or without notice, lapse of time or both), give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under or require consent, approval or waiver from any Person in accordance with any Contract, Permit or Law applicable to any of the Parent Parties, or (iii) otherwise have an adverse effect upon the ability of any of the Parent Parties to consummate the Transactions.
(b)    No consent, approval, license, Permit or Order of, or registration or filing with or declaration or notification to, any Governmental Authority is required by or with respect to any of the Parent Parties in connection with the execution, delivery and performance of this Agreement or the Related Agreements to which such Parent Party is a party or the consummation of the Transactions, except (i) for the filing of the Certificate of Merger, the Second Certificate of Merger and the Third Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such consents, approvals or licenses as may be required under applicable state securities or “blue sky” Laws or the rules and regulations of Nasdaq, and (iii) where the failure to obtain such consent, approval, license, Permit or Order, or to make such registration, filing, declaration or notification would not reasonably be expected to have a Parent Material Adverse Effect.
Section 3.4    Absence of Certain Changes. Since March 31, 2022, no change, event or condition has occurred that, individually or in the aggregate with any other changes, events or conditions, has resulted in, or would reasonably be expected to result in, a Parent Material Adverse Effect.
Section 3.5    Absence of Litigation. No material Action has been or is pending or, to the knowledge of Parent, threatened against any of the Parent Parties that in any manner challenges or seeks to prevent, enjoin, alter or delay any of the Transactions. No material Order has been or is outstanding against the Company or any of its assets or properties that in any manner challenges or seeks to prevent, enjoin, alter or delay any of the Transactions.
Section 3.6    Merger Sub; Merger Sub 2; NWC. Each of Merger Sub, Merger Sub 2 and NWC is a direct, wholly owned Subsidiary of Parent. Merger Sub and Merger Sub 2 were each formed for the purposes of effecting the Merger and the Second Merger, respectively. There is no agreement outstanding pursuant to which any Person has any existing or contingent right to acquire any shares of capital stock or other equity interests, as applicable, of Merger Sub or Merger Sub 2. Neither Merger Sub nor Merger Sub 2 owns any assets, has any Liabilities or has conducted any activities other than those necessary to effectuate the Merger and the Second Merger, respectively.
Section 3.7    Reorganization. None of Parent, Merger Sub, Merger Sub 2 or NWC has taken or agreed to take any action (and does not intend to take any action), or has knowledge of any fact or circumstance, that would prevent the Merger and Second Merger from being treated as integrated steps in a single transaction or otherwise prevent the Merger and Second Merger from qualifying as a reorganization within the meaning of Code Section 368(a)(1)(A). Parent, Merger Sub and NWC are each treated as a C corporation for U.S. federal and applicable state and local income Tax purposes. Merger Sub 2 is a disregarded entity for U.S. federal and applicable state and local income Tax purposes, and will not elect (and Parent will not cause

Merger Sub 2 to elect) to be treated as anything other than a disregarded entity for U.S. federal and applicable state and local income Tax purposes.
Section 3.8    Adequacy of Funds. Parent has, and as of the Effective Time will have, adequate cash on hand or other financial resources to satisfy its monetary obligations pursuant to this Agreement (including payment of the Merger Cash Consideration in accordance with the terms and conditions of this Agreement).
Section 3.9    Compliance with Laws. Parent and its Subsidiaries are in compliance with all applicable Laws in connection with the operation of their business, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.
Section 3.10    Parent Capitalization.
(a)    As of June 21, 2022, the authorized capital stock of Parent consists of 301,686,000 shares, par value $0.0001 per share, (i) 265,000,000 of which are designated as Parent Class A Common Stock and, of which 36,294,444 shares are issued and outstanding, (ii) 31,686,000 of which are designated as Class B Common Stock, of which 31,685,652 shares are issued and outstanding, and (iii) 5,000,000 of which are designated as preferred stock, none of which are issued and outstanding. As of the date of this Agreement, an aggregate of 21,530,239 shares of Parent Class A Common Stock are reserved for issuance, and no other shares of capital stock are reserved or required to be reserved for issuance.
(b)    Immediately prior to the Closing, the shares of Parent Class A Common Stock to be issued to the Company’s securityholders pursuant to this Agreement will be duly and validly reserved for issuance. Upon consummation of the Transactions in accordance with the terms of this Agreement, the shares of Parent Class A Common Stock to be issued to the Company’s securityholders pursuant to this Agreement shall be duly authorized, validly issued, fully paid and nonassessable, and will be free of any Encumbrances (other than Permitted Encumbrances). The issuance of Parent Class A Common Stock pursuant to this Agreement will comply in all material respects with all Laws, including all federal, state and foreign securities Laws. The issuance of Parent Class A Common Stock pursuant to the terms of this Agreement will not, at the time of issuance in accordance with the terms of this Agreement, violate any pre-emptive rights, rights of first offer, rights of first refusal or similar rights of any Person.
Section 3.11    Parent Public Reports. All Parent Public Reports have been filed on a timely basis. An accurate copy of each Parent Public Report is available on the website maintained by the SEC at http://www.sec.gov. As of their respective filing dates (or, if amended or superseded by a filing, then on the date of such later filing), each of the Parent Public Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent Public Report. None of the Parent Public Reports, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent corrected by a subsequently filed Parent Public Report. Parent has not received from the SEC any written comments with respect to any of the Parent Public Reports (including the financial statements included therein) that have not been resolved.
Section 3.12    Exclusivity of Representations. Except for the representations and warranties of the Parent Parties expressly set forth in this Article 3, neither any of the Parent Parties nor any Person on its behalf has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose in respect of the Parent Parties or their respective businesses, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed.
ARTICLE 4
ADDITIONAL AGREEMENTS
Section 4.1    Conduct of Business of the Company. From the date of this Agreement until the earlier of the termination of this Agreement and the Closing Date (the “Pre-Closing Period”):
(a)    The Company will conduct its business in the ordinary course in substantially the same manner as heretofore conducted, except (i) to the extent expressly provided otherwise in this Agreement or (ii) as consented to by email by Chris Bither (cbither@nerdwallet.com) on behalf of Parent in response to an email request for such consent to an exception to this Section 4.1(a) (which consent shall not be unreasonably withheld, conditioned or delayed);
(b)    The Company will (i) pay all of its debts and Taxes when due, except to the extent such debts or Taxes are being contested in good faith by appropriate proceedings and for which adequate reserves according to GAAP have been established, (ii) pay or perform its other obligations when due, and (iii) use commercially reasonable efforts consistent with past practice to (A) preserve intact its present business organizations, (B) keep available the services of its present officers and key employees, and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it;
(c)    The Company will promptly notify Parent in writing of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to have a Material Adverse Effect on the Company or which is reasonably likely to cause any of the conditions in Article 5 not to be satisfied; and
(d)    Other than pricing amendments entered into in the ordinary course of business or ordinary course renewals for Contracts in existence as of the date of this Agreement, the Company will not enter into a Contract that requires the procurement of any consent or waiver of the counterparty, or provides for a right of termination or acceleration, in connection with or as a result of the consummation of the Transactions, unless consented to by email by Chris Bither (cbither@nerdwallet.com) on behalf of Parent in response to an email request for such consent by the Company.

Section 4.2    Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of Section 4.1, during the Pre-Closing Period, the Company will not do, cause or permit any of the following, except (w) to the extent expressly provided otherwise in this Agreement or as the Company is expressly required pursuant to this Agreement, (x) as expressly disclosed in Section 4.2 of the Disclosure Schedule, (y) as consented to by email by Chris Bither (cbither@nerdwallet.com) on behalf of Parent in response to an email request for such consent to an exception to this Section 4.2 (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) for actions that are required by applicable Law, provided that the Company provides Parent with reasonably prompt and, if practicable, advance, written notice thereof:
(a)    Amend the Charter Documents;
(b)    Except in respect of the exercise of any vested Company Option outstanding as of the date of this Agreement, issue or grant any securities or agree to issue or grant any securities;
(c)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its issued capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock, except for repurchases in accordance with the terms of an Employee Benefit Plan existing at the date of this Agreement providing for the repurchase of unvested shares in connection with any termination of such Workers’ service;
(d)    Accelerate, amend or change the period of exercisability or vesting of Company Options or awards or rights granted under any Company Stock Plan or the vesting of the securities purchased or purchasable under such options, awards or rights; amend or change any other terms, including the exercise price or base value, of such options, awards or rights; or authorize cash payments in exchange for any such options, awards or rights or the securities purchased or purchasable under those options, awards or rights; or waive or amend the right of repurchase applicable to any Company Capital Stock, in each case except as contemplated by this Agreement;
(e)    Enter into any Contract that if entered into before the date of this Agreement would be required to be disclosed pursuant to Section 2.8 or would be a Material Contract; or amend, terminate or waive any material term under any Material Contract, or change in any material respect the course of performance or payments thereunder, in each case except for (i) pricing amendments entered into in the ordinary course of business and (ii) ordinary course renewals for Contracts in existence as of the date of this Agreement;
(f)    Transfer or license to any Person any rights to any Company Intellectual Property (other than licenses pursuant to the Company Terms of Service);
(g)    Sell, lease, license or otherwise dispose of or create or extend any Encumbrance over any of its assets, other than Permitted Encumbrances;

(h)    Incur any obligation in excess of $25,000 in the individual case or $150,000 in the aggregate that would constitute Company Indebtedness;
(i)    Enter into any operating lease pursuant to which the Company’s aggregate obligations exceed $50,000;
(j)    Pay, discharge or satisfy, in an amount in excess of $25,000 in any one case or $150,000 in the aggregate, any claim, liability or obligation, other than in the ordinary course of business and not in violation of this Agreement or Transaction Expenses paid prior to Closing, or terminate any of the surety bonds (or the related indemnity arrangements) issued in connection with the Company Authorizations except as set forth in Section 4.2(j) of the Disclosure Schedule;
(k)    Make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, other than advances to employees and consultants for travel and other expenses in the ordinary course of business;
(l)    Make any capital expenditures or commitments, capital additions or capital improvements or enter into any financing leases, except for capital expenditures made in excess of $25,000;
(m)    Reduce the amount or scope of any coverage provided by existing insurance policies in any material respects, or reduce the amount or scope of indemnity bonds issued at the request or for the benefit of the Company;
(n)    Except as required by applicable Law or the terms of any Contract or Employee Benefit Plan in effect as of the date hereof: (i) amend or terminate any Employee Benefit Plan; (ii) adopt any plan, Contract, arrangement or agreement that would be an Employee Benefit Plan if in effect on the date of this Agreement, (iii) grant any new entitlements under any Employee Benefit Plan (including adding additional participants or increasing the benefits of existing participants), or (iv) grant any Company Options or other equity awards under any Company Stock Plan or otherwise;
(o)    increase the cash compensation (whether base salary or wage rate, target incentive compensation or consulting fee) owed to any current or former Worker;
(p)    (i) Hire any Workers, (ii) terminate, other than for cause or due to death or disability, the employment or service of any Worker, (iii) elect or approve any new non-employee members to the board of directors of the Company, or (iv) enter into, or extend the term of, any employment or consulting Contract with any Person;
(q)    Enter into, amend or terminate any collective bargaining agreement, labor union Contract, works council agreement or other Contract with any labor organization or union;
(r)    (i) Commence an Action other than (A) for the routine collection of bills or (B) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, as long as the Company consults with Parent before the filing of such Action; or (ii) enter into a settlement or compromise with respect to any Action or Order;
(s)    Acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or any company, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;
(t)    Make any material change in accounting or Tax principles, practices or policies from those utilized in the preparation of the Financial Statements, write-off, write-down or make any determination to write-off or write-down any of its Assets, or make any material change in its general pricing practices or policies or any material change in its credit or allowance practices or policies;
(u)    (i) Make, terminate or revoke, or change any material election or designation in respect of Taxes (including adopting or changing any Tax accounting period or method), (ii) file any amended income or other material Tax Return, (iii) obtain any Tax ruling or enter into any closing agreement in respect of Taxes, (iv) settle, concede, abandon, or compromise any audit, assessment or claim, including a claim for refund, in respect of Taxes, or (v) consent to any extension or waiver of the limitation period applicable in respect of Taxes other than pursuant to automatic extensions routinely obtained in the ordinary course of business;
(v)    Enter into any Contract that materially restricts or requires the Company to materially modify its practices and policies regarding the collection, storage, transmission, transfer (including cross-border transfers), disclosure or use of personally identifiable information (including personally identifiable information of employees, contractors and third parties who have provided information to the Company); or
(w)    Take or agree in writing or otherwise to take, any of the actions described in the foregoing clauses of this Section 4.2.
Section 4.3    Access to Information; Notification Obligation.
(a)    During the Pre-Closing Period, the Company will (i) as reasonably requested by Parent, afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to (A) all of the properties, books, Tax Returns, Contracts, commitments and records of the Company and (B) all other information concerning the business, intellectual property, properties and personnel of the Company; and (ii) reasonably cooperate with Parent and its representatives in connection with Parent’s obligations under this Agreement. No later than five Business Days following the Closing Date, the Company will deliver to Parent on a flash drive an accurate copy of all documents in the electronically accessible “Project Bighorn” data room maintained by Intralinks (the “Data Room”).
(b)    The Company will (i) (A) notify Parent in writing reasonably promptly after learning of any Action initiated against the Company, or known by the Company to be threatened against the Company or any of its directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”), (B) notify Parent of ongoing material developments in any New Litigation Claim and (C) consult with Parent regarding the conduct of the defense of any New Litigation Claim and (ii) notify Parent in writing reasonably promptly after receiving any request, notification, inquiry, approval, or other communication from any Governmental Authority related to the Company Authorizations.
Section 4.4    Confidentiality.
(a)    The Parties acknowledge that Parent and the Company executed a mutual non-disclosure agreement dated July 12, 2021 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms; provided, however, that the Confidentiality Agreement will terminate automatically, without any action of any of the Parties or any of their respective Affiliates being required, at the earlier of the termination of this Agreement and the Closing Date.
(b)    The Company acknowledges the confidential and proprietary nature of the Confidential Information and agrees that it will, and will cause its Affiliates, employees, agents and representatives (each a “Restricted Party”) to, from and for a period of three years after the Closing, (i) keep the Confidential Information confidential, (ii) not use the Confidential Information for any reason or purposes, and (iii) except as required by applicable Law, not disclose the Confidential Information to any Person. If any Restricted Party is required by any applicable Law or Order to disclose any Confidential Information, the Company will, (A) to the extent permissible by applicable Law or Order, provide Parent with prompt and, if practicable, advance, written notice of such requirement, (B) disclose only that information that such Person determines (with the advice of counsel) is required by such applicable Law or Order to be disclosed and (C) use reasonable efforts to preserve the confidentiality of such Confidential Information, including, at Parent’s request, by reasonably cooperating with the Parent to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information.
Section 4.5    Public Announcements. Parent may at its sole discretion issue one or more press releases or other announcements with respect to the execution or consummation of this Agreement or the Transactions. Reasonably in advance of the issuance of any such press release or announcement, Parent will give the Company the opportunity to review and comment on any such press release or announcement that is to be issued prior to Closing, provided that Parent may, but will not be obligated to, take into account any of the Company’s comments, if any. The Company and the Representative will not, and will cause their respective stockholders, members, directors, managers and officers, and will instruct their respective employees, counsel, advisors, and any other representatives not to, issue or cause the publication of any press release or other disclosure with respect to this Agreement or the Transactions without express prior approval of Parent in writing, except (a) in connection with solicitation of stockholder adoption of this Agreement or approval of the Merger and matters associated therewith, including notification of the Company’s option holders and employees of the Transactions, (b) as and to the extent disclosure is required by the Company’s securityholders to their respective Tax, financial advisors or other Representatives for purposes of complying with such securityholder’s Tax obligations or other reporting obligations under Law arising out of the Transactions, (c) as reasonably necessary for the Company to obtain the consents of third parties or terminate or amend Contracts pursuant to Section 4.15 or take other similar actions expressly required by the

Company pursuant to this Agreement, and (d) with respect to the Representative, to the Advisory Group or in the proper administration of its duties hereunder in accordance with the provisions of Section 7.11.
Section 4.6    Regulatory Consents; Cooperation.
(a)    Each of the Parties (other than the Representative) will use commercially reasonable efforts to (and will cause their Affiliates to) (i) take all actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the consummation of the Transactions, (ii) cooperate promptly with and furnish information to any Party necessary in connection with any such requirements imposed upon such other Party in connection with the consummation of the Transactions, (iii) cooperate with the other Parties in notifying the relevant Governmental Authorities of surrender of the Company Authorizations set forth on Schedule 5.3(e)(i) and the withdrawal of the license applications set forth on Schedule 5.3(e)(ii), in each case, at or before Closing, (iv) obtain or make (and cooperate with the other Parties in obtaining or making) any consent, waiver or approval of any counterparties to any Material Contract required to be obtained or made in connection with the Transactions that is listed in Section 2.4(a)(iii) of the Disclosure Schedule, (v) as promptly as practicable furnish any information requested by any Governmental Authority in connection with the surrender of the Company Authorizations set forth on Schedule 5.3(e)(i) or the withdrawal of the license applications set forth on Schedule 5.3(e)(ii), and (vi) take all actions reasonably necessary (and reasonably cooperate with each other) to effect the terminations and amendments referred to in Section 4.15. Unless delivered prior to the date of this Agreement in consultation with Parent, (x) the Company will consult with Parent in respect of each notice required to be sent in connection with the Transactions under any Material Contract or Company Authorization listed in Section 2.4(a)(iv) of the Disclosure Schedule, and (y) the relevant letters providing each such notice, or requesting the consents, waivers, or approvals listed in Section 2.4(a)(iii) of the Disclosure Schedule, pursuant to this Section 4.6(a) will be prepared by the Company in a form reasonably acceptable to Parent.
(b)    The Company will furnish to Parent and Parent will furnish to the Company all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions; provided, however, that such materials may be redacted (i) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding or limiting such Party’s obligations under this sentence and (ii) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law, provided, further, that such materials will be provided in unredacted form to outside counsel representing such Party in connection with any such application or filing and the receiving Party will cause its outside counsel receiving any such unredacted materials not to disclose such materials to the directors, officers or employees of such receiving Party without the advance written consent of the producing Party.
Section 4.7    Written Consent; Joinder Agreements.
(a)    Promptly and in any event within one Business Day of the date of this Agreement, the Company will (i) obtain a unanimous Stockholders’ Consent, which unanimous Stockholders’ Consent shall be executed by each holder of Company Capital Stock and promptly provide to Parent an accurate copy thereof, and (ii) obtain Joinder Agreements, duly executed by each stockholder of the Company and each Founder.
(b)    If needed in order to effect the Transactions, including the Merger, and to cause the Joinder Agreements to be executed within one Business Day of the date of this Agreement by all holders of Company Capital Stock, the Company will use its reasonable efforts to exercise against all holders of Company Capital Stock all available drag along, “bring along,” and similar provisions, to the extent available.
Section 4.8    Expenses. Except as expressly provided in this Agreement, whether or not the Merger is consummated, each Party will be responsible for the expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. Without limiting or expanding the foregoing, the Company will be responsible for all fees and expenses incurred by it or on its behalf at or prior to the Closing in connection with the Transactions, to the extent such fees and expenses are unpaid as of the Closing, including (a) all legal, accounting, investment banking, financial advisory, consulting, finders and other fees and expenses of third parties incurred by the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions and (b) the aggregate premia for the Tail and D&O Policies (collectively, the “Transaction Expenses”). Transaction Expenses shall not include (i) any expenses or costs of any holder of Company Capital Stock or Company Options which shall be borne by each such holder, and (ii) any expenses or fees of the Escrow Agent which shall be paid by Parent.
Section 4.9    Section 280G Matters.
(a)    The Company will take commercially reasonable efforts to obtain and deliver to Parent, at least one Business Day before the initiation of the procedure described in Section 4.9(b), an excess parachute payment waiver, in substantially the form of Exhibit H, from each Person who the Company (after consultation with Parent) reasonably believes is a “disqualified individual” (within the meaning of Section 280G of the Code) and who would otherwise receive or have the right or entitlement to receive a “parachute payment” (as defined in Section 280G(b)(2) of the Code) as a result of the Transactions (including in connection with certain changes in any such Person’s employment circumstances following the consummation of the Transactions). By the execution of such waiver agreement, the Person executing the waiver will agree to waive all of his or her right and entitlement to receive (or if already paid, his or her right and entitlement to keep) any portion of such “parachute payments” which would cause the Person executing the waiver to receive an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), unless the Company’s stockholders approve such waived payments in accordance with Section 280G(b)(5)(A)(ii) of the Code.
(b)    Prior to the Effective Time, the Company will submit the payments which are waived pursuant to the waiver agreements described in Section 4.9(a) to its stockholders and the holders of the voting power of any entity stockholder for their approval in accordance with all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. At least three days prior to the Closing, the Company will provide, or cause to be provided, to Parent a draft of all solicitation and related documents (including any calculations of the parachute payments) contemplated in this Section 4.9(b), including any disclosure documents. The Company will incorporate any reasonable comments into such documents that are made timely by Parent.
(c)    To the extent that any Contract, agreement or plan will be entered into by, or at the direction of, Parent or any of its Affiliates and a disqualified individual at or prior to the Closing (the “Purchaser Arrangements”), Parent shall provide a copy of such Contract, agreement or plan to the Company no later than five days before the Closing and cooperate with the Company in good faith in order to calculate or determine the value (for purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein that may constitute, individually or in the aggregate with other payments or benefits, “parachute payments”; provided that the Company’s failure to include the Purchaser Arrangements in the equityholder voting materials described herein due to Parent’s breach of its obligations set forth herein will not result in a breach of this Section 4.9.
Section 4.10    Pay-Off Letters. The Company will ensure that at least three Business Days before the Closing, Parent will receive from all holders of Funded Company Indebtedness set forth on Schedule 4.10 payoff letters, in commercially reasonable form, specifying the amount necessary to be paid to fully repay, satisfy, release and discharge all obligations of the Company under any agreements between the Company, on the one hand, and the holders of such Company Indebtedness, on the other hand, as supplemented and amended (the “Payoff Letters”). Each Payoff Letter will set forth the principal amount of the obligation, any prepayment premiums or fees or termination fees with respect thereto, any accrued interest thereon and any expense reimbursement or other amounts due in respect thereof, will provide wire instructions and will provide for the release of, or authorize the Company to release, all Encumbrances associated with such Company Indebtedness and the termination of all other obligations associated therewith upon the payment of such outstanding amounts.
Section 4.11    Tax Matters.
(a)    Termination of Tax Sharing Agreements and Powers of Attorney. All Tax sharing, allocation, indemnity or similar agreements (other than commercial agreements entered into in the ordinary course of business the primary purpose of which is not Taxes) with respect to or involving the Company will be terminated on or prior to the Closing Date and neither the Company nor Parent or any of its Affiliates will have any further liability thereunder. Any power of attorney with respect to Taxes of the Company will be terminated as of the Closing Date unless expressly agreed otherwise in writing by Parent or listed on the Disclosure Schedule.
(b)    Tax Returns.
(i)    The Company will prepare and timely file, or cause to be prepared and timely filed, at its own expense, all Tax Returns of or with respect to the Company for any taxable period ending on or before the Closing Date for which the due date for such Tax Return (taking into account applicable extensions obtained in the ordinary course of business) is on or before the Closing Date (“Company Prepared Tax Return”). Each such Company Prepared Tax Return will be prepared, and each item thereon treated, in a manner consistent with past practices, except as otherwise required by applicable Law. The Company will deliver a draft of any Company Prepared Tax Return that is an income Tax Return or other material Tax Return to Parent no later than 30 days prior to the due date for such Tax Return (or such shorter period as is reasonable for non-income Tax Returns) for Parent’s review and comment, and the Company will consider in good faith any reasonable changes to such Tax Return that are reasonably requested by Parent at least five days prior to the due date of such Company Prepared Tax Return (or such shorter period as is reasonable for non-income Tax Returns).
(ii)    Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for the Company for any taxable period ending on or before the Closing Date or Straddle Period that are first required to be filed after the Closing Date (the “Parent Prepared Returns”). All such Parent Prepared Returns shall, except as otherwise required by applicable Law: (A) be prepared in a manner consistent with the past practices of the Company, (B) include all Transaction Tax Deductions on the income Tax Return of the Company for the taxable period that includes the Closing Date (and a timely election shall be made under Revenue Procedure 2011-29, 2011-18 I.R.B. 746, to apply the 70% safe-harbor to any Transaction Expenses that are “success based fees” as defined in Treasury Regulation Section 1.263(a)-5(f)), (C) apply any net operating loss of the Company arising in taxable periods ending (or deemed to end) on or prior to the Closing Date against income of the Company arising in Pre-Closing Tax Periods (including pursuant to a carryback, if permitted by applicable Law) and (D) include an IRS Form 3115, Application for Change in Accounting Method, (or similar Tax Return or other election document used for applicable state and local income Tax purposes) electing to change the Company’s method of Tax accounting from the cash method to the accrual accounting method for U.S. federal income Tax purposes and such form shall include an affirmative election in Part IV, line 27 of Form 3115 (or similar election for applicable state and local income Tax purposes) to take the entire amount of the adjustment into account in the taxable period that includes and ends on the Closing Date pursuant to the “eligible acquisition transaction election” procedures set forth in subpart (d) of Section 7.03(3) of Rev. Proc. 2015-13, 2015-5 IRB 419. At least 30 days prior to the due date for filing a Parent Prepared Return that is an income Tax Return or other material Tax Return (or, if such due date is within 60 days following the Closing Date, as promptly as practicable following the Closing Date) that reflects Taxes taken into account in determining the amount of Working Capital or Company Indebtedness, or that gives rise to a claim for indemnification under this Agreement, Parent shall submit a copy of such Tax Return to the Representative for the Representative’s review and comment and shall consider in good faith such reasonable comments to such Tax Returns as are reasonably requested by the Representative. Subject to its rights to indemnification under Article 7, Parent shall timely pay or cause to be paid all Taxes reflected on the Parent Prepared Returns.
(c)    Cooperation. Parent, the Company, the Third Surviving Entity and the Representative shall cooperate with each other as reasonably requested in (A) preparing and filing any Tax Returns with respect to the Company, including the furnishing or making available during normal business hours of records, personnel, books and records, powers of attorney and other materials reasonably necessary or helpful for the preparation of such Tax Returns, (B) giving timely written notice of any inquiries, audits or similar proceedings received from any Tax Authority relating to Taxes with respect to the Company, and (C) resolving all disputes and audits with any Tax Authority relating to Taxes with respect to the Company.

Notwithstanding anything to the contrary in this Agreement, the Representative shall have no obligation to prepare or file any Tax Return.
(d)    Tax Claims. Parent shall deliver a written notice to the Representative promptly following any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding with respect to Taxes of the Company for which the Indemnitors have an indemnification obligation pursuant to this Agreement (a “Tax Claim”) and shall describe in reasonable detail the facts constituting the basis for such Tax Claim, the nature of the relief sought, and the amount of the claimed Losses with respect to Taxes, provided, however, that the failure or delay to so notify the Representative shall not relieve the Indemnitors of any claim of indemnification pursuant to this Agreement, except to the extent that the Indemnitors are actually, materially prejudiced thereby. Each Tax Claim shall be controlled by Parent; provided, that (x) Parent shall keep the Representative reasonably informed of all material developments and events relating to such Tax Claim, and (y) Parent shall not be indemnified under this Agreement with respect to a particular Tax Claim to the extent that Parent settles or compromises such Tax Claim without the prior written consent of the Representative, such consent not to be unreasonably withheld, conditioned or delayed. In the event of any conflict between the provisions of Article 7 and this Section 4.11(d), this Section 4.11(d) shall control.
(e)    Refunds. If Parent or any of its Affiliates actually receives any cash refund (including by way of credit against other cash Tax liabilities actually due and otherwise payable) in respect of Taxes of the Company (i) relating to a Pre-Closing Tax Period, (ii) that were actually paid by the Company prior to the Closing, (iii) that were not taken into account in the calculation of the Final Closing Date Working Capital, Final Closing Company Indebtedness or the Merger Consideration (or any component thereof), and (iv) are not required to be paid to a third party pursuant to an agreement in place on the Closing Date, then Parent or the Third Surviving Entity shall pay the amount of such refund or credits, net of any costs and expenses (including additional Taxes) incurred by Parent, the Third Surviving Entity or any of their respective Affiliates attributable to obtaining receipt of such refunds or credits, (A) in respect of the Indemnitors that are holders of Company Capital Stock, in the form of cash by wire transfer of immediately available funds to an account designated by such Indemnitors in writing, and (B) in respect of the Indemnitors that are holders of In-the-Money Options, cash through Parent’s (or its applicable Affiliate’s) payroll processing system subject to employment and any other applicable Tax withholding, in each case based on each such former holder’s Direct Indemnification Percentage, promptly upon actual receipt thereof (including by way of credit against any cash Tax liability actually due and otherwise payable), except to the extent that such Tax refunds result from the carryback of any loss, refund or credit incurred in a taxable period (or portion thereof) beginning after the Closing Date. To the extent any such refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Authority, each Indemnitor (on a several, not joint basis) shall promptly repay the amount of such disallowed refund or credit received to Parent, together with any interest, penalties or other additional amounts imposed by such Governmental Authority.
(f)    Post-Closing Tax Actions. Parent shall not, and shall not permit the Company to: (i) except for Tax Returns that are filed in accordance with Section 4.11(b)(ii), file or amend or permit the Company to file or amend any Tax Return of the Company relating to a Pre-Closing Tax Period, (ii) with respect to Tax Returns filed pursuant to Section 4.11(b)(ii), after the date such Tax Returns are filed pursuant to Section 4.11(b)(ii), amend or permit the Company to amend any such Tax Return except in accordance with the procedures set forth in Section 4.11(b)(ii), (iii) initiate discussions or examinations with, or make any voluntary disclosures to, any Governmental Authority regarding Taxes with respect to a Pre-Closing Tax Period, (iv) make or change any election with respect to Taxes for a Pre-Closing Tax Period of the Company, or (v) other than as described in Section 4.11(b)(ii), change any accounting method that shifts taxable income from a Tax period beginning (or deemed to begin) after the Closing Date to a Pre-Closing Tax Period or shifts deductions or losses from a Pre-Closing Tax Period to a Tax period beginning (or deemed to begin) after the Closing Date, in each case, (x) unless required by applicable Law (provided, however, that prior to taking any such action, Parent shall consult in good faith with the Representative as to whether such action is required by applicable Law), explicitly contemplated by this Agreement or any Related Agreement, or with the prior written consent of the Representative (which shall not be unreasonably withheld, conditioned or delayed), and (y) to the extent any such action, initiation of discussions or examinations, voluntary disclosure, election or change in accounting method increases the amount of any Taxes taken into account in determining the amount of Working Capital or Company Indebtedness, or gives rise to an increased claim for indemnification under this Agreement.
(g)    Tax Reporting. Unless otherwise required by applicable Law, each Party shall prepare all Tax Returns consistent with, and no Party shall take (or cause to be taken) any action or filing position inconsistent with, the following:
(i)    In no event shall (A) the aggregate amount of any Indemnification Escrow Funds (for the avoidance of doubt, inclusive of any interest earned thereon) payable to Indemnitors in respect of Company Capital Stock exceed an amount equal to (1) the Indemnification Escrow Amount deposited with respect Company Capital Stock, multiplied by (2) the greater of (x) 105% or (y) 100% plus 5 times the “Federal midterm rate” as defined in Section 1274(d)(1) of the Code (expressed as a percentage) in effect at the time the Indemnification Escrow Amount is funded or (B) the aggregate refunds payable to Indemnitors in respect of Company Capital Stock pursuant to Section 4.11(e) exceed $100,000. The preceding sentence is intended to ensure that the right of the applicable holder of Company Capital Stock to such payments is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. For the avoidance of doubt, the limitation in this Section 4.11(g)(i) shall not apply to amounts payable in respect of Company Options, which shall be treated by the Parties and Indemnitors for all Tax purposes as compensation.
(ii)    Any payments made to any holder of Company Options or otherwise in respect of Company Options pursuant to this Agreement (A) shall be treated as compensation for services paid by the Company or Parent (or its applicable Subsidiary), as applicable as and when actually or deemed received by the holder thereof to whom such payment is due (which, for the avoidance of doubt, shall be the Closing Date with respect to the Representative Amount, and when released to such holder of such Company Options in the case of the amounts released from the Indemnification Escrow Fund), (B) shall be net of any Taxes withheld pursuant to Section

1.8(f), and (C) shall be made through Parent’s (or its applicable Subsidiary’s) standard payroll procedures. For the avoidance of doubt, employment and any other applicable withholding Taxes in respect of the portion of the Representative Amount borne by holders of Company Options shall be withheld from the amounts payable in respect of such Company Options pursuant to Section 1.10(a).
(iii)    The Representative Amount shall be treated as having been received and voluntarily set aside by the Indemnitors on the Closing Date, and no Tax withholding or information reporting shall be required in connection with the subsequent distribution of any unused portion of the Expense Fund to the Indemnitors.
(h)    Intended Tax Treatment. It is the Parties’ intent that (i) the Merger and the Second Merger are treated as integrated steps in a single transaction together qualifying as a reorganization described in Section 368(a)(1)(A) of the Code, (ii) this Agreement constitutes, and is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, (iii) the First Merger and the Second Merger are treated as effected for “fixed consideration” and subject to the “signing date rule” as defined in Treasury Regulations Section 1.368-1(e)(2)(i) and Revenue Procedure 2018-12 and (iv) the NWC Merger qualifies as a transfer to a controlled corporation within the meaning of Section 368(a)(2)(C) of the Code and Treasury Regulation Section 1.368-2(k) ((i), (ii), (iii) and (iv) collectively, the “Intended Tax Treatment”). Each of the Parties (including each of the Parent Parties, the Company, the Founders and the stockholders of the Company, and in each case any Affiliates thereof) shall use commercially reasonable efforts to cause the Transactions to qualify for the Intended Tax Treatment, and shall not take or knowingly fail to take (and shall cause their respective Affiliates and stockholders not to take or knowingly fail to take) any action which action (or failure to act) would reasonably be expected to prevent or impede the foregoing from qualifying for the Intended Tax Treatment. Absent a breach of the representations in Sections 2.10(k), 2.10(l) and 3.7 of this Agreement (provided, that the Parent Parties may not use a breach of Section 3.7 to excuse compliance with the reporting requirements set forth in this sentence) or Section 5(h)(ii) of the Joinder Agreement executed by any stockholder or Founder, the Parties to this Agreement (including each of the Parent Parties, the Company and the stockholders and Founders of the Company, and any Affiliates of the foregoing) agree to report the Merger and the Second Merger as integrated steps in a single transaction together qualifying as a reorganization within the meaning of Section 368(a) of the Code on their respective U.S. federal income Tax Returns for the taxable year including the Closing Date and shall file all applicable U.S. state and local income Tax Returns in a manner consistent with the Intended Tax Treatment, in each case unless otherwise required by applicable law. Each Party agrees to consult with the other Parties in good faith prior to filing any Tax Return that reflects a position contrary to Section 4.11(g) or the Intended Tax Treatment. Notwithstanding anything to the contrary in this Agreement, the consideration payable under this Agreement shall not be adjusted or otherwise fixed in any manner that would be reasonably likely to prevent the Intended Tax Treatment, and the Parties shall reasonably consult and cooperate in good faith (including, if necessary, by amending this Agreement to the extent permitted by and consistent with Treasury Regulations Section 1.368-1(e)) to ensure the Intended Tax Treatment.

(i)    Conventions. The determination of “Company Indebtedness”, “Pre-Closing Tax Amount”, and “Working Capital” shall, in each case, be calculated in accordance with the following assumptions:
(i)    for income Tax purposes, the taxable year of the Company ends as of the end of the day on the Closing Date;
(ii)    (A) the U.S. federal income Tax Return (and applicable state and local income Tax Returns) of the Company for the taxable year ending on the Closing Date includes an IRS Form 3115, Application for Change in Accounting Method, (or similar document used for applicable state and local income Tax purposes) validly electing to change the Company’s method of Tax accounting from the cash method to the accrual accounting method for U.S. federal (and applicable state and local) income Tax purposes during such taxable year ending on the Closing Date, and (B) such Tax Return (or similar Tax Return or other election document used for applicable state and local income Tax purposes) includes a validly executed affirmative election (e.g., as set forth in Part IV, line 27 of Form 3115) to take the entire amount of any applicable adjustment relating to such accounting method change into account in the short taxable year ending on the Closing Date (e.g., pursuant to the “eligible acquisition transaction election” procedures set forth in subpart (d) of Section 7.03(3) of Rev. Proc. 2015-13, 2015-5 IRB 419);
(iii)    no Taxes are incurred by the Company on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement);
(iv)    all Transaction Tax Deductions are included as deductions against taxable income in the Pre-Closing Tax Period to the extent permitted by applicable Law and a timely election is made under Revenue Procedure 2011-29, 2011-18 I.R.B. 746, to apply the 70% safe-harbor to any Transaction Expenses reportable in a Pre-Closing Tax Period that are “success based fees” as defined in Treasury Regulation Section 1.263(a)-5(f);
(v)    to the extent permitted by applicable Law, any net operating losses of the Company arising in taxable periods ending (or deemed to end) on or prior to the Closing Date are applied against income arising in Pre-Closing Tax Periods;
(vi)    in the case of any Tax assessed with respect to a Straddle Period, (A) the amount of such Taxes based on or measured by income, payroll, sales, use, receipts or similar items (other than property and ad valorem Taxes) for the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the end of the day on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis, and (B) the amount of any other Taxes that in each case relate to the portion of the Straddle Period ending on and including the Closing Date shall equal the amount of such Tax, exemption, allowance, or deduction for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Period ending on and including the

Closing Date and the denominator of which is the total number of days in such Straddle Period; and
(vii)    other than as described in Section 4.11(i)(ii), determined based upon the past practices (including reporting positions, elections and accounting methods) of the Company in preparing its Tax Returns and solely for jurisdictions in which the Company has historically filed Tax Returns or in which the Company has established nexus in the current or immediately prior taxable year.
Section 4.12    Insurance Policies.
(a)    Prior to the Closing Date, the Company shall purchase errors and omissions and cybersecurity runoff insurance coverage (collectively, the “Tail Policies”), which by their terms will survive the Closing and will provide runoff and “prior acts” coverage for not less than six years following the Closing Date, having limits, terms and conditions no less favorable in all material respects than the terms of the errors and omissions and cybersecurity liability insurance policies currently maintained by the Company. The Tail Policies will be bound not later than the Closing Date. The Company will complete reasonable applications and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such Tail Policies.
(b)    Prior to the Closing Date, the Company shall purchase directors and officers insurance coverage (the “D&O Coverage”). The D&O Coverage will survive the Closing and will provide runoff and “prior acts” coverage for not less than six years following the Closing Date, without a retroactive date, and otherwise have limits, terms and conditions that are reasonably acceptable to Parent and are no less favorable in all material respects than directors and officers insurance coverage that is typically obtained by a company of the Company’s size and stage of development. The D&O Coverage will be bound not later than the Closing Date. The Company will complete reasonable applications and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining the D&O Coverage.
(c)    Unless to the extent paid by the Company prior to the Effective Time, the aggregate premia for the Tail Policies and the D&O Coverage (collectively, the “Tail and D&O Policies”) shall constitute Transaction Expenses hereunder.
Section 4.13    401(k) Plan. The Company shall cause the On the Barrelhead, Inc. 401(k) Plan (the “401(k) Plan”) to be terminated prior to the Closing Date, by unanimous resolutions adopted by the Company Board, on terms reasonably acceptable to Parent, and shall simultaneously amend the 401(k) Plan to the extent necessary to comply with all applicable Laws to the extent not previously amended, it being understood that Parent shall cause the 401(k) Plan to be fully wound up after the Closing Date. Such termination shall provide that all participants in the 401(k) Plan shall be fully vested in their account balances under the 401(k) Plan. The Company shall notify participants in the 401(k) Plan of its termination prior to the Closing Date.

Section 4.14    Financial Statements. If the Closing occurs later than July 31, 2022, the Company will cause to be prepared and delivered to Parent, at the latest three Business Days before the Closing, the Company’s preliminary, unaudited balance sheet as of, and statements of operations and statements of cash flow for the six-month period ended, June 30, 2022.
Section 4.15    Termination and Amendments of Contracts.
(a)    Prior to the Closing, the Company will provide written notice of termination with respect to the Contracts listed in Schedule 4.15(a).
(b)    The Company will use commercially reasonable efforts to amend the Contracts listed in Schedule 4.15(b)(ii).
(c)    Neither any of the Parent Parties nor any of their Affiliates will have any Liability to the Company or any other Person for any Liabilities resulting from the Company seeking to obtain, implementing or effecting such terminations or amendments referred to in this Section 4.15.
Section 4.16    Further Assurances. On the terms and subject to the conditions set forth in this Agreement, each of the Parties will use commercially reasonable efforts, and will cooperate with each other Party, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the conditions set forth in Article 5. Without limiting the foregoing and subject to the terms of this Agreement, if an Order preventing the consummation of any of the Transactions is issued by a court of competent jurisdiction, each Party will use its commercially reasonable efforts to have such Order lifted. Each Party, at the request of the other Parties, will execute and deliver such documents and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Transactions.
ARTICLE 5
CONDITIONS TO THE MERGER
Section 5.1    Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction at or before the Closing of each of the following conditions, which to the extent permitted by Law may be waived in a written agreement of the Company and Parent (for itself and the other Parent Parties):
(a)    No Injunctions or Restraints; Illegality. No Law, Order or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions will be in effect, and no Action will have been brought by a Governmental Authority seeking any of the foregoing will be pending or threatened. No action has been taken by any Governmental Authority, and no Law or Order will have been enacted, entered, enforced or deemed applicable to the Transactions, which makes the consummation of the Transactions illegal.

Section 5.2    Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions will be subject to the satisfaction, or written waiver (with e-mail being sufficient) by the Company, at or before the Closing of each of the following conditions (each such condition being solely for the benefit of the Company and capable of being waived by the Company in its sole discretion without notice, liability or obligation to any Person):
(a)    Representations, Warranties and Covenants of the Parent Parties. Each of the representations and warranties made by the Parent Parties in this Agreement that is qualified by reference to “material,” “in all material respects” or “Parent Material Adverse Effect” or any similar term or limitation will be accurate, and each of the other representations and warranties made by the Parent Parties in this Agreement will by accurate in all material respects, as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be accurate, or accurate in all material respects, as applicable, as of such specified date or time). The Parent Parties will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them at or before the Closing.
(b)    Receipt of Closing Deliverables. The Company will have received each of the agreements, instruments and other documents required to be delivered to it at or before the Closing as set forth in Section 1.3(b). All such agreements, instruments and other documents will be effective and will not have been revoked by any of the Persons executing them.
(c)    No Parent Material Adverse Effect. No event or condition that has had or is reasonably likely to have a Parent Material Adverse Effect will have occurred since the date of this Agreement.
Section 5.3    Additional Conditions to the Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the Transactions will be subject to the satisfaction, or written waiver (with e-mail being sufficient) by Parent (for itself and the other Parent Parties), at or before the Closing of each of the following conditions (each such condition being solely for the benefit of the Parent Parties and capable of being waived by Parent in its sole discretion without notice, liability or obligation to any Person):
(a)    Representations, Warranties and Covenants of the Company. As of the date of this Agreement and as of the Closing Date as if made on that date (except for representations and warranties that are expressly made as of a specified date, which representations and warranties shall be accurate as of such specified date), (i) each of the representations and warranties made by the Company in this Agreement (disregarding any qualifications as to “material,” “in all material respects” or “Material Adverse Effect” set forth therein), other than the representations and warranties made by the Company in Section 2.1 (Organization and Power), Sections 2.2(a), 2.2(b), 2.2(c) and 2.2(k) (Capitalization; Subsidiaries), Section 2.3 (Authorization; Enforceability), and Section 2.21 (Brokers and Finders), will be accurate, except for any inaccuracies that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) the representations and warranties made by the Company in Section 2.1 (Organization and Power), Sections 2.2(a), 2.2(b), 2.2(c) and 2.2(k) (Capitalization;

Subsidiaries), Section 2.3 (Authorization; Enforceability), and Section 2.21 (Brokers and Finders) will be accurate in all respects, except for inaccuracies that, individually and in the aggregate, have a de minimis effect. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Company at or before the Closing.
(b)    Receipt of Closing Deliverables. Parent will have received each of the agreements, instruments and other documents required to be delivered to it at or before the Closing as set forth in Section 1.3(b). All such agreements, instruments and other documents will be effective and will not have been revoked by any of the Persons executing them.
(c)    No Material Adverse Effect. No event or condition that has had or is reasonably likely to have a Material Adverse Effect on the Company will have occurred since the date of this Agreement.
(d)    Section 280G Stockholder Approval. Parent will have received evidence reasonably satisfactory to it that any agreements, Contracts or arrangements that, before giving effect to any waiver described below, has resulted or would result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code will have been subjected to a vote of stockholders of the Company as is required by the terms of Section 280G of the Code in order for such payments and benefits not to be deemed parachute payments pursuant to Section 280G of the Code, with any approval to be sought in a manner which satisfies all applicable requirements of Section 280G(b)(v)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations (the “280G Stockholder Approval”), and in the absence of the 280G Stockholder Approval, none of those payments or benefits will be paid or provided, in accordance with the waiver of those payments and benefits to be executed by the affected individual(s) in accordance with Section 4.9(a).
(e)    Regulatory Approvals. The Company will have completed all actions specified on Schedule 5.3(e)(i) and Schedule 5.3(e)(ii).
(f)    Retention of Employees. Each of the Workers listed on Schedule 5.3(f) will be employed by the Company immediately before the Closing Date. This Section 5.3(f) does not confer upon such individuals any rights or remedies or amend the terms of employment of such individuals. To the greatest extent permitted by Law, following the Third Effective Time, all such employees will be at-will employees of Parent and will not be guaranteed employment by Parent, the Third Surviving Entity or any of their Affiliates for any fixed term.
(g)    Non-Competition Agreements. As of the Effective Time, the Non-Competition Agreements executed and delivered concurrently with the execution of this Agreement each will be in full force and effect.
(h)    Retention Agreements; Offer Letters. As of the Effective Time, the Retention Agreements and Offer Letters executed and delivered to Parent concurrently with the execution of this Agreement each will be in full force and effect.

ARTICLE 6
TERMINATION, AMENDMENT AND WAIVER
Section 6.1    Termination. At any time before the Effective Time, whether before or after adoption of this Agreement by the Company’s stockholders, this Agreement may be terminated as follows:
(a)    by mutual written consent duly authorized by the board of directors of Parent (or a committee thereof) and the Company Board;
(b)    by either Parent or the Company, if the Effective Time will not have occurred on or before September 21, 2022 (the “Termination Date”), except that the right to terminate this Agreement under this Section 6.1(b) will not be available to any Party that is in material breach of this Agreement and such breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;
(c)    by either Parent or the Company, if (i) there is a final non-appealable Order in effect preventing consummation of any of the Mergers or any of the other Transactions or (ii) there is any Law or Order enacted, promulgated or issued that would make consummation of the Merger, the Second Merger, the NWC Merger or any of the other Transactions illegal;
(d)    by Parent, if the Company has breached any representation, warranty or covenant contained in this Agreement and (i) such breach has not been cured within 30 days after Parent’s notice to the Company of such breach (except that no such cure period will be available or applicable to any such breach that by its nature cannot be cured), (ii) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1, Section 5.3(a) or Section 5.3(b) to be satisfied, and (iii) at the time Parent seeks termination, Parent is not in material breach of this Agreement;
(e)    by Parent, if the Approval Time has not occurred within one Business Day after the execution and delivery of this Agreement; or
(f)    by the Company, if the Parent Parties have breached any representation, warranty or covenant contained in this Agreement and (i) such breach has not been cured within 30 days after the Company’s notice to Parent of such breach (except that no such cure period will be available or applicable to any such breach which by its nature cannot be cured), (ii) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.2(a) to be satisfied, and (iii) at the time the Company seeks termination, the Company is not in material breach of this Agreement.
Any Party desiring to terminate this Agreement pursuant to Section 6.1(b) through (f) will give written notice of such termination to the other Parties. Each of the Company and the Parent Parties acknowledges that the agreements contained in this Section 6.1 are an integral part of the Transactions and without these agreements, the Parent Parties and the Company would not have entered into this Agreement.

Section 6.2    Effect of Termination.
(a)    If this Agreement is terminated in accordance with Section 6.1, this Agreement will become void and there will be no liability or obligation on the part of the Parent Parties or the Company or their respective officers, directors, stockholders or Affiliates, except that each Party will remain liable for any intentional and willful breaches of this Agreement that occurred before its termination and that Section 4.4 (Confidentiality), Section 4.5 (Public Announcements), Section 4.8 (Expenses), this Section 6.2 (Effect of Termination) and Article 8 (General Provisions) will remain in full force and effect and survive any termination of this Agreement.
(b)    If this Agreement is terminated by Parent pursuant to Section 6.1(e), the Company shall pay to Parent $5,000,000 (the “Termination Fee”) by wire transfer (to an account designated in writing by Parent) in immediately available funds within five Business Days after such termination. Without prejudice to, or limitation of, Parent’s rights with respect to claims of Fraud or any knowing and intentional material breach of any covenants or agreements contained in this Agreement, the Parties agree that payment of the Termination Fee is compensation for the cost, resource and opportunity to be committed by Parent in connection with the Transactions, and from and after such termination and payment of the Termination Fee as described in this Section 6.2, the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided in this Section 6.2. The Company acknowledges that the agreements contained in this Section 6.2(b) are integral parts of this Agreement and the Transactions, and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 6.2(b), and, in order to obtain such payment, Parent commences an Action that results in a judgment against the Company, the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at a rate of 10% per annum, together with reasonable legal fees and expenses incurred by Parent in connection with such Action.
Section 6.3    Amendment. Subject to Law and the Charter Documents of the Company, the Parties may amend this Agreement prior to the Effective Time in accordance with an instrument in writing signed on behalf of each of the Parties. Subject to Law, Parent and the Representative (on behalf of all of the stockholders of the Company and holders of Company Options, in each case immediately prior to the Effective Time) may cause this Agreement to be amended at any time after the Effective Time by execution of an instrument in writing signed on behalf of Parent and the Representative (on behalf of all of the stockholders of the Company and holders of Company Options, in each case immediately prior to the Effective Time), except that any amendment made in accordance with this sentence will not, without the prior written approval of the holders of a majority of the Company Common Stock immediately before the Effective Time, (a) alter or change the amount or kind of consideration to be received on conversion of Company Capital Stock or exercise or exchange of Company Options or (b) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the stockholders of the Company and holders of Company Options, in each case immediately before the Effective Time.

Section 6.4    Extension; Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. At any time after the Effective Time, the Representative (on behalf of all of the stockholders of the Company and holders of Company Options, in each case immediately prior to the Effective Time) and Parent may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to Parent (in the case of a waiver by Parent) or made to the Company (in the case of a waiver by the Representative) in this Agreement or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent (in the case of a waiver by Parent) or for the benefit of the Company (in the case of a waiver by the Representative). Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement will constitute a waiver of such right, and no waiver of any breach or default will be deemed a waiver of any other breach or default of the same or any other provision in this Agreement. Any such extension or waiver on the part of a Party will be valid only if set forth in an agreement signed on behalf of such Party.
ARTICLE 7
SURVIVAL, INDEMNIFICATION ESCROW FUND AND INDEMNIFICATION
Section 7.1    Survival.
(a)    Except as the survival period may be extended by Section 7.1(b), (i) the representations and warranties made by or on behalf of the Company in or pursuant to this Agreement or in any certificate delivered pursuant to this Agreement, other than the Fundamental Representations and the Specified Representations, will survive in full force and effect for 15 months following the Effective Time, (ii) the Fundamental Representations, other than the representations and warranties in Section 2.10 (Taxes), will survive until the sixth anniversary of the Effective Time, (iii) the Specified Representations will survive until the second anniversary of the Effective Time, (iv) the representations and warranties in Section 2.10 (Taxes), covenants related to Taxes and the indemnification obligations in Section 7.3(a)(v) will survive in full force and effect until the date that is 60 days after the expiration of the applicable statute of limitations, and (v) each covenant of the Company hereunder (other than those in (iv) above) will survive in accordance with its terms or until the first anniversary of the Effective Time if no term is specified in such covenant.
(b)    If Parent delivers, before the expiration of the applicable survival period described in Section 7.1(a), a Claims Notice to the Representative asserting a Liability Claim for failure of a representation to be accurate or breach of warranty or covenant made by or on behalf of the Company in or pursuant to this Agreement or pursuant to Section 7.3(a)(v) (related to Pre-Closing Taxes), then the representation, warranty or covenant or such claim related to Pre-Closing Taxes will survive the expiration of the applicable survival period described in Section 7.1(a) and remain in full force and effect with respect to such Liability Claim until the final resolution thereof.

(c)    The representations and warranties of Parent, Merger Sub and Merger Sub 2 contained in or made pursuant to this Agreement or in any certificate delivered pursuant to this Agreement will survive in full force and effect until the Effective Time. Each covenant of Parent, Merger Sub or Merger Sub 2 hereunder will survive in accordance with its terms.
(d)    The Parties expressly agree pursuant to this Section 7.1 to modify the statutes of limitations applicable to claims and causes of action as provided in this Agreement.
Section 7.2    Indemnification Escrow Fund. From and after the Effective Time, for the period set forth in Section 7.5 and subject to the terms thereof, Parent will have the right to recover (on behalf of itself or any other Indemnified Person) Losses from the Indemnification Escrow Fund in accordance with this Article 7 and the Escrow Agreement.
Section 7.3    Indemnification.
(a)    From and after the Effective Time, subject to this Article 7, the holders of Company Capital Stock and In-the-Money Options immediately before the Effective Time (the “Indemnitors”) will severally and not jointly (except with respect to the Indemnification Escrow Fund, which will be available on a joint and several basis) in accordance with their respective Direct Indemnification Percentages, indemnify and hold harmless Parent and its Subsidiaries, the Surviving Entity, the Second Surviving Entity, the Third Surviving Entity and each of their respective officers, directors, managers, agents, attorneys and employees (each of the foregoing, an “Indemnified Person”) from and against any and all Losses sustained by an Indemnified Person arising out of, related to or resulting from the following:
(i)    Any failure of any representation or warranty made by the Company in Article 2, the Company Certificate, or any other certificate delivered by the Company pursuant to Section 1.3(a) to be accurate on the date of this Agreement and on the Closing Date as if made on such date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be accurate as of such specified date or time); provided, however, that the calculation of the amount of Losses arising out of, related to or resulting from such failure shall each be made as if “material,” “in all material respects,” “Material Adverse Effect” or such similar terms were not included therein;
(ii)    Any breach of or default before the Effective Time of any of the covenants or agreements made by or on behalf of the Company in this Agreement or the Company Certificate;
(iii)    Any claims or threatened claims by or purportedly on behalf of any holder or former holder of shares of Company Capital Stock or rights to acquire Company Capital Stock that relate to the Merger, the Second Merger or any of the other Transactions, including appraisal or dissenters’ rights Actions, claims alleging violations of fiduciary duty and any amount payable in respect of claims of appraisal or dissenters’ rights Actions with respect to shares of Company Capital Stock, except that payments to former holders of Company Capital Stock in connection with appraisal or dissenters’ rights Actions that do not exceed the value of the portion of Merger Consideration payable to them for their former shares of Company Capital Stock that were the subject of such appraisal or dissenters’ rights Actions will not constitute Losses under this Section 7.3(a)(iii);
(iv)    Any miscalculation of the Merger Consideration or other inaccuracy or omission in the Closing Statement or the Funds Flow Statement, including any amounts set forth therein that are paid to a Person in excess of the amounts such Person is entitled to receive pursuant to this Agreement or any amounts a Person was entitled to receive pursuant to this Agreement that were omitted from the Closing Statement;
(v)    Any Pre-Closing Taxes;
(vi)    Any amount by which the Final Closing Date Transaction Expenses exceed the Estimated Transaction Expenses (except to the extent that such excess amount has specifically been considered in the calculation of the Final Merger Consideration pursuant to Section 1.12);
(vii)    Any amount by which the Final Closing Date Indebtedness exceeds the Estimated Company Indebtedness (except to the extent that such excess amount has specifically been considered in the calculation of the Final Merger Consideration pursuant to Section 1.12);
(viii)    Any claim for Fraud; and
(ix)    The matters set forth on Section 7.3(a)(ix) of the Disclosure Schedule.
Section 7.4    Limitations on Indemnification.
(a)    The Indemnified Persons may not recover Losses from the Indemnification Escrow Fund or the Indemnitors in respect of any claim for indemnification pursuant to Section 7.3(a)(i) unless and until Losses have been incurred, paid or properly accrued in an aggregate amount greater than $500,000 (the “Deductible”); provided, that the Indemnified Persons will be entitled to recover all, and the Deductible will not apply to any, Losses with respect to any failure of any Fundamental Representation to be accurate. Once the Deductible has been exceeded, the Indemnified Persons will be entitled to recover only those Losses in respect of all claims for indemnification pursuant to Section 7.3(a)(i) (as a result of a breach or inaccuracy of any representation or warranty of the Company other than the Fundamental Representations) that, in the aggregate, exceed the Deductible.
(b)    Except in the case of Fraud, recovery by Indemnified Persons of their Losses in aggregate will be subject to the following limitations:
(i)    With respect to Losses claimed pursuant to Section 7.3(a)(i) as a result of any breach or inaccuracy of any representation or warranty of the Company, other than the Fundamental Representations, an Indemnified Person may recover its Losses only from the then-remaining amount available in the Indemnification Escrow Fund.
(ii)    With respect to Losses claimed pursuant to Section 7.3(a)(i) as a result of any breach or inaccuracy of any Fundamental Representation or pursuant to Section 7.3(a)(ii), Section 7.3(a)(iii), Section 7.3(a)(iv), Section 7.3(a)(v), Section 7.3(a)(vi), Section 7.3(a)(vii), or Section 7.3(a)(ix), an Indemnified Person may recover its Losses as follows: (A)

first, from the then-remaining amount available in the Indemnification Escrow Fund, and (B) second, to the extent such Losses exceed the then-remaining amount available in the Indemnification Escrow Fund in all unresolved or unsatisfied Liability Claims, directly from each Indemnitor according to his, her or its Direct Indemnification Percentage of such Losses, up to an amount that equals the aggregate consideration received by such Indemnitor hereunder (the “Liability Cap”).
(iii)    With respect to Losses claimed pursuant to Section 7.3(a)(viii), an Indemnified Person may recover such Losses at its sole discretion (i) from the Indemnification Escrow Fund, or (ii) directly from each Indemnitor according to his, her or its Direct Indemnification Percentage of such Losses up to such Indemnitor’s Liability Cap, except that the Indemnified Person may recover without regard to such Liability Cap (and without any other limitations) from any Indemnitor who is the subject of the claim as the Person that committed the Fraud. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall prevent any of the Indemnified Persons from bringing an Action for Fraud, and pursuing all available remedies, against an Indemnitor (or any other Person) who committed Fraud.
(iv)    Notwithstanding anything in this Agreement to the contrary, (A) there shall be no indemnification provided for, and the Company makes no representations or warranties regarding, (x) the amount, value or condition of, or any limitations on, or the ability of Parent or any of its Affiliates (including the Surviving Entity, the Second Surviving Entity and the Third Surviving Entity) to utilize any Tax Attributes of the Company, in each case, in a Tax period (or portion thereof) beginning after the Closing Date, (y) Taxes of the Company for any taxable period (or portion thereof) beginning after the Closing Date, except with respect to the Taxes addressed in Section 2.10(g) and (z) Taxes of the Company that are incurred as a result of any transaction undertaken or caused to be undertaken by any Parent Party outside the ordinary course of business on the Closing Date but after the Closing unless explicitly contemplated by this Agreement or any Related Agreement, or with the written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), and (B) for the avoidance of doubt, Parent will not, except as result of a breach of Section 3.7, be responsible for any Losses of any holder of Company Capital Stock stemming from the failure of the Transactions to qualify for the Intended Tax Treatment.
(c)    Any Losses pursuant to this Article 7 will be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement, or being indemnifiable pursuant to more than one clause of Section 7.3(a); provided, however, that if a Liability Claim may be characterized in more than one way under this Article 7 and as a result, such Liability Claim may be subject to different limitations pursuant to this Section 7.4 depending on such characterization, then an Indemnified Person will have the right to characterize the Liability Claim in a manner, and under such provisions of this Article 7, that maximizes such Indemnified Person’s recovery.
(d)    Except as otherwise required by Law, the Parties will treat any indemnification payments made hereunder as an adjustment to the Merger Consideration for applicable accounting and Tax purposes.

(e)    No Indemnitor will have any right of contribution or right of indemnity against Parent, the Surviving Entity, the Second Surviving Entity or the Third Surviving Entity in connection with any indemnification obligation or any other liability to which such Indemnitor may become subject pursuant to or in connection with this Agreement.
(f)    No Indemnified Person’s rights pursuant to this Article 7 will be adversely affected, or deemed to be amended, adjusted or supplemented in any way, by any investigation conducted, or any knowledge acquired or capable of being acquired, by an Indemnified Person at any time, whether before or after the execution or delivery of this Agreement or the Closing.
(g)    The right of Parent or any other Indemnified Persons to pursue Action for any remedies or relief under any Related Agreement against the counterparties thereto will not be limited by the rights of the Indemnified Persons under this Article 7.
(h)    The Indemnified Persons shall use commercially reasonable efforts to mitigate or otherwise reduce its Losses.
(i)    The amount of any indemnification obligation to any Indemnified Person for an indemnifiable matter pursuant to this Article 7 shall be reduced by the amount of any proceeds under an insurance policy, net of any costs of collection, deductibles, increased premium amounts, reimbursement obligation or other costs related to the insurance claim in respect of such indemnifiable matter (“Net Insurance Proceeds”), actually received by such Indemnified Person for the same facts that give rise to such indemnifiable matter; provided, however, that nothing in this Article 7 shall constitute or imply an obligation of any Indemnified Person to seek recovery of Losses, or any part thereof, under any insurance policy. If an Indemnified Person actually receives any payments from the Indemnitors for an indemnifiable matter pursuant to this Article 7 and thereafter, such Indemnified Person receives Net Insurance Proceeds for the same facts that give rise to such indemnifiable matter, such Indemnified Person shall promptly notify the Representative thereof, and promptly, but in any event no later than ten Business Days after the actual receipt of such proceeds, pay to the Escrow Agent an amount equal to the lesser of (i) such Net Insurance Proceeds and (ii) the amount of payments previously received by such Indemnified Person from the Indemnitors for such indemnifiable matter pursuant to this Article 7, which amount shall be paid to the Indemnitors by the Escrow Agent as follows: (A) in respect of the Indemnitors that are holders of Company Capital Stock, in the form of cash by wire transfer of immediately available funds to an account designated by such Indemnitors in writing, and (B) in respect of the Indemnitors that are holders of In-the-Money Options, cash through Parent’s (or its applicable Affiliate’s) payroll processing system subject to employment and any other applicable Tax withholding.
Section 7.5    Indemnification Escrow Period; Releases from the Indemnification Escrow Fund.
(a)    The period during which claims for indemnification from the Indemnification Escrow Fund may be initiated will commence on the Closing Date and terminate at 11:59 p.m. Pacific time on the date that is 24 months after the Closing Date (the “Claim Period Expiration Date”); provided, however, that (i) an amount that equals (A) 50% of the Indemnification Escrow Fund as of the Initial Release Date minus (B) any amounts, if any, that prior to the Initial

Release Date have been paid out from the Indemnification Escrow Fund to Parent or any other Indemnified Person on the account of indemnification claims hereunder and in accordance with the terms hereof and the Escrow Agreement minus (C) such amounts, if any, that are, immediately prior to the Initial Release Date subject to one or more unresolved or unsatisfied Liability Claims specified in any Claims Notice delivered to the Representative in accordance with this Agreement before the Initial Release Date (such amount, the “Initial Release Amount”) will be released to the Indemnitors in accordance with their respective Aggregate Escrow Funding Percentages at 11:59 p.m. Pacific time on the date that is 15 months after the Closing Date (the “Initial Release Date”), and (ii) the then-remaining balance of the Indemnification Escrow Fund (the “Remaining Release Amount”) will be released to the Indemnitors in accordance with their respective Aggregate Escrow Funding Percentages on the Claim Period Expiration Date; provided, further, that notwithstanding anything contained in this Agreement to the contrary, on the Initial Release Date and the Claim Period Expiration Date, respectively, such portion of the Indemnification Escrow Fund as may be reasonably necessary in the judgment of, and estimated in good faith by, Parent to satisfy any unresolved or unsatisfied Liability Claims specified in any Claims Notice delivered to the Representative before the Initial Release Date or the Claim Period Expiration Date, as the case may be, will not be released and remain in the Indemnification Escrow Fund until such Liability Claims have been resolved or satisfied.
(b)    Subject to the terms of Section 7.5(a), promptly following the Initial Release Date and the Claim Period Expiration Date, Parent and the Representative will deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute to the Indemnitors in accordance with their respective Aggregate Escrow Funding Percentages an amount equal to the Initial Release Amount or the Remaining Release Amount, as the case may be, in each case less the aggregate amounts reasonably necessary in the judgment of, and estimated in good faith by, Parent to satisfy any then-unresolved or unsatisfied claims for Losses specified in any Claims Notice delivered to the Escrow Agent prior to the Initial Release Date or the Claim Period Expiration Date, as the case may be.
Section 7.6    Claims for Indemnification. At any time that an Indemnified Person desires to claim Losses (a “Liability Claim”) that it believes are or may be indemnifiable under Section 7.3, Parent will deliver notice of such Liability Claim (a “Claims Notice”) to the Representative. A Claims Notice will (a) be signed by an officer of Parent, (b) describe the Liability Claim in reasonable detail, including the nature and basis for such claim and setting forth the specific representation and warranty or covenant alleged to have been breached by the Company or other item of indemnification alleged to be at issue, and (c) indicate the amount of the Losses that have been or may be sustained by the Indemnified Persons. If the amount of Losses is not determinable as of the date of delivery of a Claims Notice, then Parent may deliver a Claims Notice stating the maximum amount of Losses that Parent in good faith estimates or anticipates that an Indemnified Person may sustain. Parent’s provision of an estimated or anticipated amount of Losses will not limit the Losses recoverable or recovered by an Indemnified Person. No delay in or failure to give a Claims Notice by Parent to the Representative pursuant to this Section 7.6 will adversely affect any of the rights or remedies that the Indemnified Persons have under this Agreement or alter or relieve the Indemnitors of their obligations to indemnify the Indemnified Persons pursuant to this Article 7, except and to the extent that such delay or failure has actually, materially prejudiced the Indemnitors.
Section 7.7    Objections to and Payment of Claims.
(a)    The Representative may object to any Liability Claim set forth in a Claims Notice by delivering written notice to Parent of the Representative’s objection (an “Objection Notice”). Such Objection Notice must describe the grounds for such objection in reasonable detail.
(b)    If an Objection Notice is not delivered by the Representative to Parent within 30 days after delivery by Parent of the Claims Notice, such failure to so object will be an irrevocable acknowledgment by each Party (including the Representative and the Indemnitors) that the Indemnified Persons are entitled to indemnification under this Article 7 for the Losses set forth in such Claims Notice. If no Objection Notice was delivered to Parent within 30 days of the delivery of the Claims Notice to the Representative, or an Objection Notice was delivered to Parent within 30 days of the delivery of the Claims Notice, but such Objection Notice objects (or admits liability) only with respect to a portion of the Losses claimed in the Claims Notice, Parent and the Representative shall promptly deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to deliver to Parent as soon as practicable cash from the Indemnification Escrow Fund with a value equal to (i) the amount of all the Losses set forth in such Claims Notice, if no Objection Notice was delivered to Parent within such 30-day period, or (ii) the amount of the portion of the Losses set forth in such Claims Notice to which no objection was made (or to which liability was admitted), if an Objection Notice was delivered to Parent; provided, however, that to the extent that the amount of the Losses set forth in the Claims Notice (or portion thereof) is an estimate, Parent (on behalf of itself or any other Indemnified Person) will not be so entitled to receive any amounts from the Indemnification Escrow Fund corresponding to such estimated Losses unless and until the amount of such estimated Losses is finally determined. If recovery for Losses directly from one or more Indemnitors is available to the Indemnified Persons pursuant to the terms of this Article 7 and the entire Indemnification Escrow Fund at that time is insufficient to cover such Losses that would otherwise be recoverable from the Indemnification Escrow Fund, then the Indemnitors will directly be liable to Parent for such Losses and each such Indemnitor will promptly, and in no event later than ten Business Days after the final determination of such Losses and Indemnitors’ liability therefor in accordance with the terms of this Article 7, wire transfer to Parent immediately available funds in cash equal to his, her or its Direct Indemnification Percentage of such Losses.
(c)    Notwithstanding anything to the contrary in this Agreement, the Indemnitors do not have any individual right to object to any claim made in a Claims Notice under this Article 7, and any and all claims made in a Claims Notice on behalf of the Indemnified Persons may be objected to only by the Representative.
Section 7.8    Resolution of Objections to Claims.
(a)    If the Representative objects in writing to any Liability Claim made in any Claims Notice within 30 days after delivery of such Claims Notice, the Representative and Parent will attempt to agree upon the rights of Parent and the Indemnitors with respect to each such claim. If the Representative and Parent should so agree, they will enter into an agreement setting forth such rights and promptly deliver to the Escrow Agent a joint written instruction for the release of amounts from the Indemnification Escrow Fund in accordance with such agreement. To the extent a Liability Claim is recoverable directly from any Indemnitors pursuant to Section 7.4, each such Indemnitor will promptly, and in no event later than ten Business Days after the entrance by the Representative and the Parent into such agreement, wire transfer to Parent immediately available funds in cash equal to his, her or its Direct Indemnification Percentage of the Losses agreed upon in such agreement.
(b)    If, and only if, no such agreement can be reached within 30 days after delivery of an Objection Notice, either Parent or the Representative (on behalf of the Indemnitors) may bring an Action against the other to resolve the dispute in accordance with Section 8.9. To the extent a Liability Claim is recoverable directly from any Indemnitors pursuant to Section 7.4, each such Indemnitor will promptly, and in no event later than ten Business Days after such Indemnitor is notified of the final resolution of any dispute in accordance with this Section 7.8(b), wire transfer to Parent immediately available funds in cash equal to his, her or its Direct Indemnification Percentage of the Losses as determined by such final resolution. If the amount of the Losses so determined is an estimate, then the Indemnitors will be required to make such payment within ten Business Days of the date that the amount of the Losses is finally determined.
Section 7.9    Third-Party Claims.
(a)    If an Indemnified Person seeks indemnification under this Article 7 with respect to any pending or threatened Action, or written claim or demand, by a third Person against such Indemnified Person (a “Third-Party Claim”), such Indemnified Person shall deliver to the Representative, within 20 Business Days of becoming aware of any facts or circumstances that would reasonably be expected to give rise to a Liability Claim, written notice of such Third-Party Claim, specifying, to the extent then known by such Indemnified Person, the amount of such Third-Party Claim, the nature and basis of such claim and all relevant facts and circumstances relating thereto, including copies of all notices and documents (including court papers) received by an Indemnified Person relating to such Third-Party Claim; provided, however, that no delay in or failure to give such written notice, or provide any other notices or documents, to the Representative pursuant to this Section 7.9(a) will adversely affect any of the rights or remedies that the Indemnified Persons have under this Agreement or alter or relieve the Indemnitors of their obligations to indemnify the Indemnified Persons pursuant to this Article 7, except and to the extent that such delay or failure has actually, materially prejudiced the Indemnitors. Thereafter, Parent shall keep Representative reasonably informed on a current basis as to any changes or developments with respect to the foregoing, including by providing copies of all notices and documents (including court papers) from time to time received by Parent or any other Indemnified Person relating to such Third-Party Claim.
(b)    If a Third-Party Claim is made against an Indemnified Person, the Representative (solely on behalf of the Indemnitors) shall be entitled to participate in the defense of such claim, at its own expense, and may conduct and control the defense of such Third-Party Claim with counsel selected by the Representative (on behalf of the Indemnitors and at their expense) and approved by Parent (which approval shall not unreasonably be withheld, conditioned or delayed) if (and only if) (i) the Third-Party Claim is an indemnifiable matter pursuant to Section 7.3(a)(ix)

and the Representative (on behalf of the Indemnitors) expressly agrees in writing with the Indemnified Person that, as between them, the Indemnitors are solely responsible to satisfy and discharge the Third-Party Claim in accordance with their respective Direct Indemnification Percentages and (ii) the Representative gives written notice to such Indemnified Person within 20 Business Days of receipt by the Representative of the notice of such Third-Party Claim; provided, however, that the Representative shall not be entitled to assume control of the defense of such Third-Party Claim and the Indemnified Person shall solely have the right to control such defense if (A) such Third-Party Claim seeks, or is reasonably expected to result in claims for, specific performance, injunctive, equitable or other non-monetary relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages), (B) such Third-Party Claim involves criminal or quasi-criminal actions or allegations of criminal or quasi-criminal conduct, (C) such Third-Party Claim could reasonably be expected to materially harm the reputation of Parent or any of its Affiliates or otherwise have a material adverse impact on the Parent’s or its Affiliates’ businesses or their relationship with any Governmental Authority, (D) Parent or another Indemnified Person has been advised by counsel that an actual conflict of interest exists between any of the Indemnitors and the Indemnified Person(s) bringing the claim, (E) the Representative’s or Indemnitors’ participation could reasonably be expected to result in the loss of any attorney-client privilege or right under the work-product doctrine of any Indemnified Person in respect of such claim, or (F) a defense available to the Indemnified Person cannot be asserted by the Representative (on behalf of the Indemnitors). After the expiration of the 20-Business Day period referred to in the first sentence of this Section 7.9(b), the Representative shall be deemed to have irrevocably waived its right to assume the defense of the Third-Party Claim. If the Representative assumes the defense of the Third-Party Claim in accordance with the terms of this Section 7.9(b), Parent or such other Indemnified Person shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Representative, it being understood, however, that the Representative shall control such defense. The party controlling the defense of a Third-Party Claim shall keep the other party reasonably advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto. Whether the Representative or the Indemnified Person assumes the defense of the Third-Party Claim in accordance with the terms of this Section 7.9(b), the Representative and Parent (or such other Indemnified Person) shall reasonably cooperate in the defense of such Third-Party Claim. Such cooperation shall include the retention and (upon reasonable request) the provision to the other party of records and information (including those of the Company, if applicable) in such party’s possession that are reasonably relevant to such Third-Party Claim, and making employees (including those former employees of the Company, if applicable) reasonably available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder.
(c)    If the Representative assumes the defense of the Third-Party Claim in accordance with the terms of Section 7.9(b), the Representative shall not, without Parent’s express written consent (which shall not be unreasonably withheld, conditioned or delayed), settle, discharge or compromise any Third-Party Claim or consent to the entry of any judgment if such settlement, discharge, compromise or consent (i) involves any finding or admission of any violation of applicable Law on behalf of Parent or any of its Affiliates or any of their respective representatives, (ii) does not cause each Indemnified Person that is party to such Third-Party Claim to be fully and unconditionally released from all Liability with respect to such claim, or (iii) imposes equitable remedies or material non-monetary obligations on the Indemnified Person. Parent or such other Indemnified Person will have the right in its sole discretion to settle, discharge or compromise any such Third-Party Claim, but if such settlement, discharge or compromise is without the consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), the settlement, discharge or compromise will not be evidence of the existence of an indemnifiable claim pursuant to this Agreement or determinative of the amount of Losses relating to such matter. If the Representative consents to any such settlement, discharge or compromise of such Third-Party Claim, then neither the Representative nor any Indemnitor will have any power or authority to object to the amount or validity of any Liability Claim by or on behalf of any Indemnified Person for indemnification pursuant to this Article 7 with respect to the settlement, discharge or compromise of such Third-Party Claim. The Representative will be deemed to have given consent to a settlement, discharge or compromise if the Representative has not objected within 20 days after a written request for consent to such settlement, discharge or compromise by Parent.
(d)    Notwithstanding anything to the contrary in this Section 7.9, with respect to any Third-Party Claim related to Taxes, to the extent the procedures in this Section 7.9 are inconsistent with Section 4.11, the provisions of Section 4.11 shall control.
Section 7.10    Exclusive Remedy.
From and after the Closing, except (a) for specific performance, injunction or other equitable relief pursuant to Section 8.10, (b) for Fraud, (c) for the determination and payment of any post-Closing adjustment pursuant to Section 1.12, and (d) with respect to Taxes and Tax Claims pursuant to Section 1.14 (Transfer Taxes) or Section 4.11(d), the rights and obligations set forth in this Article 7 shall be the sole and exclusive remedy of the Indemnified Persons for any claims arising under this Agreement.
Section 7.11    Representative.
(a)    At the Effective Time, Fortis Advisors LLC, a Delaware limited liability company, will be constituted and appointed as the Representative. Each Indemnitor, by virtue of its adoption of this Agreement or acceptance of the Merger Consideration payable to such Indemnitor, and without any further action of any of the Indemnitors or the Company, will be deemed to have appointed and constituted the Representative as his, her or its representative, exclusive agent and true and lawful attorney-in-fact with the powers and authority as set forth in this Agreement, the Escrow Agreement and the Representative Engagement Agreement. Without limiting the foregoing, the Representative will be the exclusive agent for and on behalf of the Indemnitors to (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Person) relating to this Agreement, the Escrow Agreement, the Representative Engagement Agreement or any of the other Transactions hereunder or thereunder; (ii) authorize the release (by providing joint written instructions to the Escrow Agent) to Parent or the Indemnitors of any amounts from the Indemnification Escrow Fund in accordance with the terms of this Agreement and the Escrow Agreement, including with respect to the Closing Balance Sheet and/or the Post-Closing Statement, and legally bind each

Indemnitor to pay cash directly to Parent in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to the Closing Balance Sheet and/or the Post-Closing Statement or such claims in accordance with Section 7.7; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with Orders with respect to, the Closing Balance Sheet and/or the Post-Closing Statement or such claims; (v) take all actions necessary or appropriate in the sole judgment of the Representative in connection with the Representative’s obligations, powers and authority hereunder, under the Escrow Agreement and under the Representative Engagement Agreement, in each case without having to seek or obtain the consent of any Person under any circumstance, and (vi) subject to Section 6.3, execute for and on behalf of each Indemnitor any amendment to this Agreement, the Escrow Agreement, the Representative Engagement Agreement or any exhibit, annex or schedule hereto or thereto (including for the purpose of amending addresses or sharing percentages). Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Indemnitors, except as expressly provided herein, in the Escrow Agreement and in the Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. This appointment of agency, this power of attorney and the immunities and rights to indemnification granted to the Representative Group hereunder: (A) are coupled with an interest and will be irrevocable and will not be terminated by any Indemnitor or by operation of Law, whether by the death, incompetence, bankruptcy, liquidation or incapacity of any Indemnitor or the occurrence of any other event, and shall be binding on any successor to such Indemnitor, and any action taken by the Representative will be as valid as if such death, incapacity or other event had not occurred, regardless of whether or not any Indemnitor or the Representative will have received any notice thereof, and (B) shall survive the delivery of an assignment of the whole or any fraction of his, her or its interest in the Indemnification Escrow Fund.
(b)    The Representative will be the sole and exclusive means of asserting or addressing any of the above, and no Indemnitor will have any right to act on its own behalf with respect to any such matters, other than any claim or dispute against the Representative. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Representative that is within the scope of the Representative’s authority pursuant to Section 7.11(a) (a “Representative’s Decision”) will constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all Indemnitors and will be final, binding and conclusive upon each of them and such Indemnitor’s successors as if expressly confirmed and ratified in writing by such Indemnitor, and all defenses which may be available to any Indemnitor to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement, the Escrow Agreement or the Representative Engagement Agreement are waived. Each Indemnified Person will be entitled to rely upon any Representative’s Decision as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnitor. Each Indemnified Person is unconditionally and irrevocably relieved from any liability to any Person for any acts done by them in accordance with any Representative’s Decision. A notice by Parent to the Representative will constitute a notice to each of the Indemnitors.
(c)    The Representative may resign at any time upon 15 days written notice to the Advisory Group. The agency of the Representative may be changed, and the Person serving as the Representative may be replaced from time to time, by the vote or consent of Indemnitors representing a majority of the Aggregate Escrow Funding Percentages of all Indemnitors upon not less than ten days’ prior written notice to Parent. A vacancy in the position of the Representative may be filled by the vote or consent of Indemnitors representing a majority of the Aggregate Escrow Funding Percentages of all Indemnitors. If the Representative resigns, refuses or is no longer capable of serving as the Representative hereunder, then the Indemnitors, other than the Representative, representing a majority of the Aggregate Escrow Funding Percentages of all Indemnitors, other than the Representative, will promptly appoint a successor Representative who will thereafter be a successor Representative hereunder, and the Representative will serve until the expiration of such 15-day written notice. In the event of a vacancy in the position of the Representative, or refusal or incapability of the Representative to serve, which continues for more than 30 days, Parent may appoint a successor Representative who will thereafter be a successor Representative hereunder. If there is not a Representative at any time, any obligation to provide notice to the Representative will be deemed satisfied if such notice is delivered to each of the Indemnitors at their addresses last known to Parent, which will be the addresses set forth in the Closing Statement unless Representative provides notice to Parent of any different address in the manner described in Section 8.3. The immunities and rights to indemnification shall survive the resignation or removal of the Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement, the Escrow Agreement or the Representative Engagement Agreement.
(d)    Certain Indemnitors have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Representative to provide direction to the Representative in connection with its services under this Agreement, the Escrow Agreement and the Representative Engagement Agreement (such Indemnitors, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”) shall be liable to any Indemnitor for any action or failure to act in connection with the acceptance or administration of the Representative’s responsibilities hereunder, under the Escrow Agreement or under the Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Indemnitors shall indemnify, defend and hold harmless the Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Representative Engagement Agreement. Such Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Indemnification Escrow Fund otherwise distributable to the Indemnitors at the time of distribution, and third, directly from the Indemnitors according to their respective Direct Indemnification Percentages. No bond will be required of the Representative. The Representative will also be entitled to advances against Representative Expenses from the Expense Fund, in the reasonable judgment and discretion of the Representative. The Representative is hereby authorized to withdraw all or any portion of the Expense Fund and to withhold, or cause to be withheld and paid to the Representative, amounts that would otherwise be distributed to the Indemnitors, in each case to pay for any Representative Expenses. The Indemnitors acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions.
(e)    The Representative will not be liable to any Indemnitor for any act done or omitted hereunder as the Representative while acting in good faith and any act done or omitted in accordance with the advice of counsel or other expert will be conclusive evidence of such good faith. The Representative shall be entitled to: (i) rely upon the Closing Statement, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnitor or other party.
(f)    The Representative will have reasonable access to information about the Surviving Entity, the Second Surviving Entity and the reasonable assistance of the Company’s former officers and employees for purposes of performing the Representative’s duties and exercising the Representative’s rights hereunder, except that no Indemnified Person will be required to provide any information that is subject to a legal privilege or a protective Order or the disclosure of which would violate any Laws. The Representative will treat confidentially and not use or disclose the terms of this Agreement, any Related Agreement or any nonpublic information from or about Parent, Surviving Entity, the Second Surviving Entity or any Indemnified Person to anyone, except that the Representative may disclose the terms or information to the Indemnitors or the Representative Group, including the Representative’s employees, attorneys, accountants, financial advisors, agents or authorized representatives on a need-to-know basis, as long as the Person agrees to treat such information confidentially. If requested by Parent, the Representative will enter into a separate confidentiality agreement before being provided access to such information.
(g)    The initial Representative hereby accepts the appointment contained in this Agreement, as confirmed and extended by this Agreement, and agrees to act as the Representative and to discharge the duties and responsibilities of the Representative pursuant to the terms of this Agreement.
(h)    The Expense Fund shall be held by the Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the

Representative for any Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. The Expense Fund will be deposited in a non-interest bearing account, and neither the Indemnitors nor the Representative will receive any interest on the Expense Fund. Subject to Advisory Group approval, the Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Indemnitors. As soon as reasonably determined by the Representative that the Expense Fund is no longer required to be withheld, the Representative shall distribute the remaining Expense Fund, if any, to the Escrow Agent and/or Parent for further distribution to the Indemnitors in accordance with their respective Direct Indemnification Percentages.
ARTICLE 8
GENERAL PROVISIONS
Section 8.1    Certain Defined Terms.
(a)    As used in this Agreement, the following terms have the following meanings:
“Action” means any action, audit, charge, claim, complaint, demand, grievance, hearing, inquiry, investigation, litigation, proceeding, citation, summons, subpoena or suit, whether civil, criminal, administrative or judicial, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority, and any arbitration or mediation.
“Affiliate,” when used with reference to any Person, means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such first Person.
“Aggregate Escrow Funding Percentage” means, with respect to each Indemnitor, such Indemnitor’s aggregate Escrow Funding Percentage in respect of all shares of Company Capital Stock and In-the-Money Options formerly held by such Indemnitor.
“Applicable Jurisdiction” means the United States and the states thereof.
“Approval Time” means the time at which the unanimous Stockholders’ Consent is obtained in accordance with Section 4.7.
“Assets” with respect to any Person, means all assets and properties of every kind, nature, character and description (whether absolute, accrued, contingent, fixed or otherwise and wherever situated, but excluding any real property), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, investment assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, equipment, inventory, goods and Intellectual Property.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in San Francisco, California.
“Closing Cash Consideration” means an amount equal to (i) the Merger Cash Consideration minus (ii) the Indemnification Escrow Amount and the Representative Amount.
“Closing Payroll Taxes” means the employer portion of any payroll, employment or social security Taxes incurred in connection with any Retention/Severance Payments, Tax gross-up or reimbursement, change-of-control payments, amounts payable under severance or retention Contracts, stay-bonus, similar change-of-control payments, or other amounts (other than Merger Consideration in respect of the sale of Company Capital Stock) issuable to current and former Workers as a result of, arising in connection with, or related to the Mergers, or other compensatory payments in connection with the Transactions, in each case, to the extent payable at or in connection with the Closing, but excluding, for the avoidance of doubt any retention payments payable in respect of post-Closing services for Parent or its Affiliates.
“Closing Working Capital Illustration” has the meaning set forth in the definition of Working Capital.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Cash” means the Company’s consolidated, unrestricted cash and cash equivalents (including cash, cash equivalents, marketable securities and deposits, checks, wires and drafts in transit or received by the Company but not yet cashed as of such time) (but excluding checks, wires and drafts issued by the Company but not yet cashed or deducted as of such time), in each case determined in accordance with GAAP. “Company Cash” excludes cash that is held or administered on behalf of a third party, but not owned by the Company.
“Company Common Stock” means the shares of common stock of the Company with a par value of $0.00001 per share.
“Company Data” means all customer, employee, vendor or business partner data used, Processed, or hosted by the Company’s business, maintained by or on behalf of the Company, that would be reasonably understood to be confidential.
“Company Indebtedness” means, without duplication, the aggregate of the following:
(a)    any liability or obligation of the Company (i) for borrowed money (including the current portion thereof), (ii) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) with respect to leases required to be accounted for as financing leases under GAAP and (v) incurred, issued or assumed as the deferred purchase price of property, in each case of clauses (i) through (iv), including any amounts owed by the Company to any of the Company’s Affiliates or stockholders;

(b)    any liability of other Persons described in clause (a) that the Company has guaranteed, that is recourse to the Company or any of its assets, or that is otherwise the legal liability of the Company;
(c)    any accounts payable of the Company that were due and payable more than 60 days before the date of determination;
(d)    any and all accrued termination, balloon or similar payments, interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any amounts of the nature described in clauses (a)(i), (a)(ii) or (a)(iii);
(e)    (i) any accrued or unrecorded and earned, but unused or unpaid, holiday, vacation, paid time off, personal and/or sick days, (ii) any bonuses, commissions and other incentive or deferred compensation amounts that (A) have been or should have been accrued as of the Closing (including, for the avoidance of doubt, any bonuses, commissions and other incentive compensation amounts payable in respect of services performed by any officer, director, employee, consultant or independent contractor of the Company in 2022), (B) are earned but unpaid as of the Closing, or (C) are payable as of the Closing, (iii) any Retention/Severance Payments, Tax gross-up or reimbursement, change-of-control payments, amounts payable under severance or retention Contracts, stay-bonus, similar change-of-control payments, or other amounts other than Merger Consideration issuable to current and former Workers as a result of, arising in connection with, or related to the Merger or in respect of the receipt, vesting or sale of Company Capital Stock held or subject to Company Options, (iv) the employer portion of any employment, payroll, social security, unemployment or other similar Taxes payable by the Company in connection with the payments described in (i) or (ii) of this clause (e), and (v) any Closing Payroll Taxes; and
(f)    the Pre-Closing Tax Amount.
“Company Intellectual Property” means any Intellectual Property owned by or licensed to the Company, or otherwise used or held for use in connection with the operation of the business of the Company, including Company-Owned Intellectual Property.
“Company-Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company.
“Company Stock Plans” means the Company’s 2018 Equity Incentive Plan and the Company’s 2019 Equity Incentive Plan, in each case as amended, restated, supplemented or otherwise modified from time to time and any other plan or arrangement pursuant to which incentive awards covering shares of Company Common Stock may be made to current or former Workers.
“Company Terms of Service” means the Company’s online terms of service that are displayed on the homepage of each Company Website, a correct and complete copy of which has been Made Available to Parent.

“Confidential Information” means any trade secrets, including those trade secrets defined in the Uniform Trade Secrets Act (including codifications thereof under United States state law) and under corresponding foreign law, confidential know-how and other confidential or proprietary technical, business, operational, financial, engineering or manufacturing information of the Company, including any confidential information, whether written or unwritten, relating to the Company’s (a) computer software, including code, flowcharts, algorithms, menu layouts, routines, report formats; (b) computer hardware systems, including product specifications, processes and methods and quality assurance methods; (c) products and services information, including product and data file designs and specifications, product development plans, product strategy, product delivery systems, product and service costs, product and service prices and names, patents, techniques, specialized equipment, programs, business plans, engineering, production capabilities, formulas, test data and other product and service information; (d) finances, including sales, revenue and expense information and financial statements; and (e) marketing plans and strategy, advertising, including lists of potential or existing business partners, customers or suppliers, business opportunities, personnel, research or development; provided, that “Confidential Information” shall not include information that (i) is or becomes available to the public other than as a result of a disclosure in breach of Section 4.4(b) or any other confidentiality obligation, (ii) is independently developed by a Restricted Party without the use of or reference to any Confidential Information or (iii) a Restricted Party obtained from a third party who is not known by such Restricted Party to be bound by a confidentiality agreement with the Company or Parent.
“Contingent Consideration” means, with respect to each share of Company Common Stock or In-the-Money Option, a non-transferable contingent right of the former holder of such Company Common Stock or In-the-Money Option to receive out of the Indemnification Escrow Fund from time to time pursuant to Section 7.5, a cash amount that equals the product of (a) the Indemnification Escrow Fund multiplied by (b) the Escrow Funding Percentage applicable to such Company Common Stock or In-the-Money Option.
“Contract” means any written or oral agreement, license, lease, contract, arrangement, instrument, understanding, obligation, commitment or other legally binding agreement.
“Control” means, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. The verb “Control” and the term “Controlled” have the correlative meanings.
“Copyright” has the meaning set forth in the definition of Intellectual Property.
“COTS Software” means generally available commercial off-the-shelf Software, including software as a service, the source code of which has not been modified or customized by or for the Company with fees of not more than $25,000 per year.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemic, pandemic, or disease outbreak.

“Deferred Payroll Taxes” means all Taxes attributable to a Pre-Closing Tax Period the payment of which has been deferred until after Closing pursuant to Section 2302 of the CARES Act or any similar deferral of Taxes under applicable Law.
“Direct Indemnification Percentage” means, with respect to each Indemnitor, the quotient of (i) his, her or its Aggregate Escrow Funding Percentage divided by (ii) the Aggregate Escrow Funding Percentages of all Indemnitors; provided, however, that if (and for as long as) any of the holders of In-the-Money Options has not delivered a duly executed Option Consent to Parent in accordance with Section 1.10(e) and Section 1.10(f), for all purposes of this Agreement, the aggregate Direct Indemnification Percentage of each holder of Company Capital Stock shall be deemed increased, on a pro rata basis, to include the Direct Indemnification Percentage of such holder of In-the-Money Options; provided, further, that the sum of all Direct Indemnification Percentages of the holders of Company Capital Stock and In-the-Money Options shall at all times be 100%.
“Disclosure Schedule” means the disclosure schedule, dated as of the date of this Agreement, delivered by the Company to the Parent Parties concurrently with the execution of this Agreement.
“Domain Name” means any Internet domain names and all registrations for any of the foregoing.
“Effects” has the meaning set forth in the definition of Material Adverse Effect.
“Encumbrance” means any mortgage, pledge, hypothecation, right of a third party, adverse claim, security interest, option, restriction on transfer, title defect, title retention agreement, lien, charge, or other claim, restriction or limitation, including any restriction on the right to vote, sell or otherwise dispose of the subject property.
“ERISA Affiliate” means any Person (whether or not incorporated) who, together with any other Person, is or has within the last six years been considered, a single employer pursuant to Section 414 of the Code or Section 4001(b) of ERISA.
“Escrow Agent” means Silicon Valley Bank or, if Silicon Valley Bank is unavailable, rejects the engagement or resigns for any reason, such other bank or trust company as Parent and, prior to the Closing, the Company or, after the Closing, the Representative may mutually agree.
“Escrow Funding Percentage” means the quotient of (a) (i) in the case of Company Common Stock, the Per Share Closing Cash Consideration or (ii) in the case of an In-the-Money Option, an amount equal to 58% of the Closing Net Option Cash Consideration for such In-the-Money Option multiplied by the number of shares of Company Common Stock subject to such In-the-Money Option divided by (b) the sum of (i) the aggregate amount of Closing Cash Consideration payable to all holders of Company Common Stock outstanding as of immediately before the Effective Time plus (ii) 58% of the aggregate amount of Closing Net Option Cash Consideration payable to all holders of In-the-Money Options as of immediately prior to the Effective Time.

“Final Merger Consideration” means the sum of (i) $120,000,000, plus (ii) the Final Closing Date Cash, plus (iii) the amount, if any, by which the Working Capital Ceiling is less than Final Closing Date Working Capital, minus (iv) the amount, if any, by which the Final Closing Date Working Capital is less than the Working Capital Floor, minus (v) the Final Closing Date Transaction Expenses, minus (vi) the Final Closing Date Indebtedness.
“Financial Services Laws” means any Laws governing, regulating or otherwise relating to consumer protection and financial services, including the Federal Trade Commission Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, the Truth in Lending Act, the Secure and Fair Enforcement for Mortgage Licensing Act, the Dodd‑Frank Wall Street Reform and, solely for purposes of this Agreement, the Consumer Protection Act, the Telephone Consumer Protection Act, and the CAN‑SPAM Act.
“Founders” means Timothy Calkins, Joseph Fahr and Samuel Yount.
“Fraud” means common law fraud under applicable Delaware law committed by the Company with respect to the representations and warranties of the Company expressly set forth in Article 2 of this Agreement (as modified by the Disclosure Schedules), in the Company Certificate, or in any other certificate delivered by the Company pursuant to Section 1.3(a).
“Fully Diluted Company Capital Stock” means the sum of (i) the aggregate number of shares of Company Common Stock (other than shares to be cancelled in accordance with Section 1.7(a)) that are outstanding immediately before the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock that would be issuable if all the In-the-Money Options were exercised.
“Fundamental Representations” means the representations and warranties made in Section 2.1 (Organization and Power), Section 2.2(a), 2.2(b), 2.2(k) (Capitalization; Subsidiaries), Section 2.3 (Authorization; Enforceability), Section 2.4(a) (Noncontravention), Section 2.10 (Taxes), Section 2.13 (Related Party Transactions) and Section 2.21 (Brokers and Finders).
“Funded Company Indebtedness” means any of the items included in Company Indebtedness that are due and payable in connection with the Closing.
“Governmental Authority” means any governmental, regulatory, law enforcement or administrative authority, agency, body, commission or other entity, whether international, multinational, national, regional, state, provincial or of a political subdivision; any court, judicial body, arbitration board or arbitrator; any tribunal of a self-regulatory organization; or any instrumentality of any of the foregoing.
“Incidental License” means any (i) permitted use right to confidential information in a non-disclosure agreement; and (ii) license, assignment, covenant not to sue, or waiver of rights with any current and former employees, consultants or contractors of the Company for the benefit of the Company.

“Intellectual Property” means the rights associated with or arising out of any of the following: (i) domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions and reexaminations thereof, and any identified invention disclosures (“Patents”); (ii) trade secret rights and corresponding rights in confidential information and other non-public information, content or data (whether or not patentable), including such rights in ideas, formulas, compositions, inventor’s notes, discoveries and improvements, knowhow, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (“Trade Secrets”); (iii) all copyrights, copyrightable works, rights in databases, data collections, “moral” rights, mask works, industrial designs, industrial design registrations and applications therefor, copyright registrations and applications therefor and corresponding rights in works of authorship (“Copyrights”); (iv) all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (v) all Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith, social media identifiers, social media accounts and all registrations for any of the foregoing; and (vi) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.
“Joinder Agreement” means a Joinder Agreement, in the form of Exhibit B.
“Knowledge of the Company” means the knowledge of the Company’s directors and officers and general counsel and the knowledge that they would have if they had made reasonable inquiry of those employees who have actual knowledge, or would reasonably be expected to have knowledge, as to the relevant matter.
“Law” means the law of any jurisdiction, whether international, multilateral, multinational, national, federal, state, provincial, local or common law, an Order or act, statute, ordinance, regulation, rule, collective bargaining agreement, extension order or code promulgated by a Governmental Authority, including any administrative interpretations or guidance issued by any Governmental Authority pursuant to any of the foregoing. For the avoidance of doubt, “Law” shall include any Financial Services Laws.
“Liabilities” means any and all liabilities, indebtedness, claims, commitments, deficiencies and obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with GAAP, including those arising under any Law, Action or Order and those arising under any Contract.
“Losses” means any and all losses, liabilities, damages (whether or not foreseeable), costs and expenses, and Taxes, including costs of investigation, settlement, and defense, legal and consulting fees and alternative dispute resolution and court costs, and any interest costs or penalties, but excluding (i) any punitive damages and consequential damages that are not probable or reasonably foreseeable unless actually paid to a third party and (ii) any losses or damages based on loss of profits.
“Material Adverse Effect” with respect to the Company means any change, event, development, condition or effect (collectively, “Effects”) that either alone or in combination with any other Effect (a) would, or would reasonably be expected to, have a material adverse effect on the Company to perform its obligations hereunder or to consummate the Transactions or otherwise prevent or materially delay the consummation of the Transactions, or (b) has or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), assets, liabilities, business, operations, results of operations or prospects of the Company, except any Effect to the extent arising from any of the following will not be deemed to constitute a Material Adverse Effect under clause (b), unless it impacts the Company disproportionately as compared with similarly situated Persons in its industry with respect to clauses (i), (ii), (iii), (iv), (v), and (vi): (i) outbreak or escalation in national or international political or social conditions, including engagement by the government of any Applicable Jurisdiction in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon any Applicable Jurisdiction, (ii) changes in GAAP (iii) changes in Laws or Orders, (iv) Effects generally affecting the industry or competitive landscape in which the Company operates, (v) Effects generally affecting the economy or the debt, credit or securities market (including any decline in the price of any security or any market index), (vi) any acts of God, national disaster, pandemic, epidemic or disease outbreak (including COVID-19), (vii) Effects resulting from actions taken by the Company that Parent has expressly requested of the Company in writing (including by e-mail); (viii) any failure of the Company to meet projections, forecasts or revenue or earning predictions for any period (it being understood that any Effects underlying such failure may be taken into account) or (ix) Effects resulting directly from the announcement of this Agreement and the Transactions.
“Measurement Time” means 11:59 p.m. Colorado time on the Business Day that is immediately preceding the Closing Date.
“Merger Cash Consideration” means an amount in cash that equals (i) the Merger Consideration multiplied by (ii) 58%.
“Merger Consideration” means the sum of (i) $120,000,000, plus (ii) the Estimated Company Cash, plus (iii) the amount, if any, by which the Working Capital Ceiling is less than Estimated Closing Date Working Capital, minus (iv) the amount, if any, by which the Estimated Closing Date Working Capital is less than the Working Capital Floor, minus (v) the Estimated Transaction Expenses, minus (vi) the Estimated Company Indebtedness.
“Merger Stock Consideration” means the aggregate number of shares of Parent Class A Common Stock to be issued pursuant to this Agreement, which number will be equal (rounded to the nearest whole share, and subject to the rounding described in Section 1.7(c)) to the quotient resulting from (i) an amount that equals (A) the Merger Consideration multiplied by (B) 42% divided by (ii) the Per Share Parent Class A Common Stock Deemed Value. For example, if the Merger Consideration is $120,000,000 and the Per Share Parent Class A Common Stock Deemed Value is $10 per share of Parent Class A Common Stock, the Merger Stock Consideration or

aggregate number of shares of Parent Class A Common Stock to be issued pursuant to this Agreement is 5,040,000 shares.
“Nasdaq” means the Nasdaq Stock Market, a national securities exchange registered under Section 6 of the Securities Act of 1934 with the SEC.
“Open Source Software” refers to any Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).
“Order” means any order, decision, ruling, charge, writ, subpoena, judgment, injunction, decree, stipulation, determination, award, assessment or binding agreement issued, promulgated or entered by or with any Governmental Authority.
“Parent Class A Common Stock” means Parent’s Class A common stock, with a par value per share of $0.0001, which is widely held and publicly traded on Nasdaq.
“Parent Material Adverse Effect” with respect to Parent and its Subsidiaries, taken as a whole, means any Effect that either alone or in combination with any other Effect (a) that has or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), assets, liabilities, business, operations, results of operations or prospects of Parent and its Subsidiaries, taken as a whole, or (b) would, or would reasonably expected to, have a material adverse effect on the ability of Parent to perform its obligations hereunder or to consummate the Transactions or otherwise prevent or materially delay the consummation of the Transactions, except any adverse Effect to the extent arising from any of the following will not be deemed to constitute a Parent Material Adverse Effect with respect to clause (a), unless it impacts Parent and its Subsidiaries disproportionately as compared with similarly situated Persons in their industry: (i) outbreak or escalation in national or international political or social conditions, including engagement by the government of any Applicable Jurisdiction in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon any Applicable Jurisdiction, (ii) changes in GAAP (iii) changes in Laws or Orders, (iv) Effects generally affecting the industry or competitive landscape in which Parent or any of its Subsidiaries operates, (v) Effects generally affecting the economy or the debt, credit or securities market (including any decline in the price of any security or any market index), (vi) any acts of God, national disaster, pandemic, epidemic or disease outbreak (including COVID-19), (vii) any failure of Parent to meet projections, forecasts or revenue or earning predictions for any period (it being understood that any Effects underlying such failure may be taken into account) or (viii) Effects resulting directly from the announcement of this Agreement and the Transactions.
“Parent Public Reports” means all forms, reports, schedules, statements and other documents (including exhibits and all information incorporated by reference filed with, or furnished to, the SEC by or on behalf of Parent prior to the date of this Agreement).

“Party” means any of Parent, the Company, Merger Sub, Merger Sub 2, NWC or the Representative.
“Patents” has the meaning set forth in the definition of Intellectual Property.
“Per Share Cash Equivalent Consideration” means an amount equal to the quotient of (a) the sum of (i) the product of (A) the Merger Stock Consideration multiplied by (B) the Per Share Parent Class A Common Stock Deemed Value, plus (ii) the Closing Cash Consideration, plus (iii) the aggregate exercise price of all In-the-Money Options, divided by (b) the Fully Diluted Company Capital Stock.
“Per Share Cash Equivalent Option Consideration” means an amount equal to the quotient of (a) the sum of (i) the product of (A) the Merger Stock Consideration multiplied by (B) the Per Share Parent Class A Common Stock Deemed Value, plus (ii) the Closing Cash Consideration, plus (iii) the Representative Amount, plus (iv) the aggregate exercise price of all In-the-Money Options, divided by (b) the Fully Diluted Company Capital Stock.
“Per Share Closing Cash Consideration” means an amount equal to the quotient of (a) the Closing Cash Consideration, less the Closing Net Option Cash Consideration divided by (b) the aggregate number of shares of Company Common Stock (other than Canceled Shares) that are outstanding immediately before the Effective Time.
“Per Share Parent Class A Common Stock Deemed Value” means $10.37, which is an amount (rounded to the nearest cent) equal to the 30-Trading Day volume weighted average price of one share of Parent Class A Common Stock as derived from Bloomberg.com as of the close of the NASDAQ Global Market on the Trading Day immediately preceding the date of this Agreement.
“Per Share Stock Consideration” means a number of shares of Parent Class A Common Stock equal to the quotient of (a) the Merger Stock Consideration divided by (b) the aggregate number of shares of Company Common Stock (other than Canceled Shares) that are outstanding immediately before the Effective Time.
“Permit” means any approval, authorization, consent, franchise, license, permit or certificate by any Governmental Authority, including any state licenses, registrations, notifications, or other authorizations required to conduct lead generation, mortgage brokering, loan brokering, or insurance production activities.
“Permitted Encumbrances” means (i) any restriction or limitation expressly imposed by this Agreement or any Related Agreement, (ii) statutory or contractual Encumbrances arising out of operation of applicable Law with respect to a Loss incurred in the ordinary course of business of the Company and which is not yet due or delinquent and which individually or in the aggregate do not detract materially from the use or value of the assets or the business of the Company or which is being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) Encumbrances arising out of deferred purchase price agreements, conditional sales contracts and/or arrangements, equipment leases or any arrangements having similar effect with third parties as of the date of this Agreement; (iv) pledges, deposits or other Encumbrances incurred in the ordinary course of business in compliance with worker’s compensation, unemployment insurance and other similar social security laws; (v) Encumbrances for Taxes (A) not yet due and payable nor subject to penalties for nonpayment or (B) that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (vi) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Encumbrances and security obligations that are not yet due or delinquent or are being contested in good faith through appropriate proceedings; (vii) easements, rights of way, reservations, zoning and building laws, ordinances, resolutions, regulations and other similar Encumbrances affecting real property that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the continued use and operation of the properties to which they relate in the conduct of the business of the Company as presently conducted; (viii) with respect to leasehold interests, mortgages and other Encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the Leased Real Property; and (ix) encumbrances on title or restrictions on transfer arising under applicable securities Laws or, in respect of the shares of Parent Class A Common Stock to be issued hereunder as Merger Stock Consideration, any restriction on transfer arising under the terms of the Lock-Up Agreements; in each case under items (iii) and (iv), to the extent particularly described on Section 2.20 of the Disclosure Schedule and in all other cases to the extent the relevant written contracts, leases, pledges, licenses, leases or other written documents or contested matters are particularly described on Section 2.20 of the Disclosure Schedule.
“Person” means any natural person, general or limited partnership, corporation, limited liability company, joint venture, trust, firm, association, unincorporated organization, labor union or other legal person or Governmental Authority.
“Personal Information Processor” means any Person other than an employee of the Company that Processes any Personally Identifiable Information on behalf of the Company.
“Personally Identifiable Information” means any data and information maintained by or on behalf of the Company that constitutes “personal information,” “personal data,” or other analogous term pursuant to Laws governing the Company’s privacy and data security or the published privacy policies of the Company.
“Pre-Closing Tax Amount” means the sum of (a) all accrued but unpaid income Taxes (whether or not due or payable) of the Company (or for which the Company is liable) as of the end of the day on the Closing Date for any Pre-Closing Tax Period determined in accordance with Section 4.11(i), plus (b) Deferred Payroll Taxes. For the avoidance of doubt, any amounts required to be included in taxable income under Code section 481 due to Company’s use of the cash basis method of income Tax accounting prior to Closing as contemplated by Section 4.11(i)(ii) shall be considered a Pre-Closing Tax Amount.
“Pre-Closing Taxes” means (a) all Taxes imposed on the Company or for which the Company is liable for Pre-Closing Tax Periods, (b) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any of the Company is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local, or non-U.S. Law, (c) any and all Taxes of any Person imposed on the Company as a transferee or successor, by contract or pursuant to any applicable Law, which Taxes relate to an event or transaction occurring before the Closing, and (d) all Transfer Taxes borne by the Indemnitors pursuant to Section 1.14; provided, that Pre-Closing Taxes shall not include (i) any Taxes resulting from an election under Sections 336 or 338 of the Code (or analogous or similar provisions of state, local or non-U.S. Law) with respect to the transactions contemplated by this Agreement, (ii) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business, except for transactions explicitly contemplated by this Agreement or any Related Agreement, (iii) any Taxes to the extent resulting from a breach by Parent of any provision of this Agreement (including Section 4.11(i)), (iv) any Transfer Taxes borne by Parent pursuant to Section 1.14, and (v) any amount of Taxes taken into account in Working Capital or Company Indebtedness.
“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Process” means any operation or set of operations which is performed upon information, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.
“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority, including any of the following: (i) issued Patents and Patent applications; (ii) Trademark registrations, renewals and applications; (iii) Copyright registrations and applications; and (iv) Domain Name registrations.
“Related Agreements” means the Non-Competition Agreements, the Joinder Agreements, the Lock-up Agreements, the Escrow Agreement, and the Option Consents.
“Representative” means Fortis Advisors LLC, a Delaware limited liability company, as of the date of this Agreement and any successor appointed pursuant to Section 7.11(a).
“Retention/Severance Payments” means the aggregate gross amount of any amount due and payable to any current or former Workers under any severance or retention agreement between the Company and such current or former Worker whether or not payable at the Closing.
“SEC” means the United States Securities and Exchange Commission.
“Stockholders’ Consent” means a written consent of the stockholders of the Company, in the form of Exhibit A.
“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, object code, operating systems, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Specified Representations” means the representations and warranties made in Section 2.9 (Intellectual Property) and Section 2.16(f), (g) and (h) (Compliance with Laws).
“Straddle Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Subsidiary” of any Person means any other Person (i) of which the first Person owns directly or indirectly 50% or more of the equity interest in the other Person or (ii) of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is directly or indirectly owned or Controlled by the first Person, by such Person with one or more of its Subsidiaries or by one or more of such Person’s other Subsidiaries, or (iii) in which the first Person has the contractual or other power to designate a majority of the board of directors or other governing body.
“Tax” means (i) any income, capital gains, gift, alternative minimum, add-on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, registration, franchise, profits, license, withholding, estimated, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, value added or windfall profit tax, social security, unemployment, disability, custom duty, or any other tax, fee, impost or similar governmental assessment or charge, in each case, in the nature of a tax, together with any interest, penalty or addition to tax imposed by any Tax Authority, (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for Tax purposes, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any contractual obligation, including any agreement to indemnify any other Person.
“Tax Attribute” means any net operating losses or Tax credits of the Company arising in any Pre-Closing Tax Period.
“Tax Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition, administration, assessment or collection of any Tax.
“Tax Return” means any return, statement, report, form, schedule, declaration, election, claim for refund, election, document, filing or similar submission (including information returns and reports) filed or required to be filed with a Governmental Authority with respect to Taxes, and including any amendment thereof.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.
“Trading Day” means any day on which NASDAQ is open for trading.
“Transaction Expenses Paid by Parent” means the Estimated Transaction Expenses that are to be paid by Parent on behalf of the Company.

“Transaction Tax Deductions” means, without duplication, any deduction allowable to the Company for income Tax purposes in a Pre-Closing Tax Period under applicable Law with respect to the following amounts to the extent paid by the Company on or before the Closing or a liability of the Company attributable to a Pre-Closing Tax Period under applicable Law and taken into account as a reduction of the Final Merger Consideration: (a) any and all stay bonuses, sale bonuses, change in control payments, or retention payments made or accrued by the Company at or before Closing in connection with the Closing, (b) all fees, expenses and interest (or amounts treated as such for U.S. federal income Tax purposes), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, or defeasance in excess of par incurred in respect of Company Indebtedness paid at the Closing, (c) all Transaction Expenses, fees, costs and expenses incurred by the Company in connection with this Agreement and the Transactions contemplated hereby, including any such legal, accounting and investment banking fees, costs and expenses of the Company incurred in connection with the Transactions, (d) all deductions in respect of the exercise, or payment for the cancellation of, Company Options in connection with the Closing, and (e) the employer portion of any employment Taxes payable by the Company with respect to the amounts set forth in the foregoing clauses (a) and (d). For the avoidance of doubt, Transaction Tax Deductions does not include any amounts (i) required by applicable Law to be capitalized, (ii) attributable to a taxable period beginning after the Closing Date, or (iii) comprised of expenses of any holder of shares of Company Capital Stock or Company Options.
“Worker” means any officer, director, manager, employee (regular, temporary, part-time or otherwise), consultant, project worker, agent or individual independent contractor of the Company or any of its ERISA Affiliates.
“Working Capital” means, as of the date of computation, an amount, which may be positive or negative, equal to (i) the total “current assets” of the Company (but excluding, without duplication, any Company Cash, current and deferred Tax assets, and prepaid Taxes in excess of Tax Liabilities), minus (ii) the total “current liabilities” of the Company with Tax liabilities calculated in accordance with Section 4.11(i) (but excluding, without duplication any Company Indebtedness, Transaction Expenses, the Pre-Closing Tax Amount and deferred Tax Liabilities), in each case as set forth on the Closing Date Working Capital Illustration. Solely for illustrative purposes, Schedule 1.11(a)(iii) sets forth an example calculation of Working Capital as of March 31, 2022, including the components thereof, assuming the Closing occurred on such date (the “Closing Working Capital Illustration”). For the avoidance of doubt, the accounts specified in Closing Working Capital Illustration shall be the sole accounts used in the calculation of Working Capital for purposes of this Agreement.
“Working Capital Ceiling” means $7,000,000.
“Working Capital Floor” means $5,000,000.
(g)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2020/2021 Balance Sheets	2.5(a)
280G Stockholder Approval	5.3(d)

Term	Section
401(k) Plan	4.13
Accounting Firm	1.12(b)
Advisory Group	7.11(d)
Agreement	Preamble
Book-Entry Shares	1.7(d)
Certificate of Merger	1.4(a)
Certificates	1.7(d)
Charter Documents	2.1
Claim Period Expiration Date	7.5(a)
Claims Notice	7.6
Closing	1.2
Closing Balance Sheet	1.12(a)
Closing Date	1.2
Closing Date Cash	1.12(a)
Closing Date Indebtedness	1.12(a)
Closing Date Transaction Expenses	1.12(a)
Closing Date Working Capital	1.12(a)
Closing Net Option Cash Consideration	1.10(a)(i)
Closing Statement	1.11(a)
Company	Preamble
Company Authorizations	2.16(f)
Company Board	Recitals
Company Capital Stock	1.7(a)
Company Certificate	1.3(a)(i)
Company Charter	2.1
Company IT Systems	2.9(m)
Company Option	1.10(a)
Company Prepared Tax Return	4.11(b)(i)
Company Registered Intellectual Property	2.9(b)
Company Services	2.9(a)
Company Source Code	2.9(e)
Company Trade Secrets	2.9(m)
Company Websites	2.9(a)
Confidentiality Agreement	4.4(a)
Contaminants	2.9(n)
Covered Materials	8.13
Customer Contract	2.19(b)
D&O Coverage	4.12(b)
Data Room	4.3(a)
Deductible	7.4(a)

Term	Section
DGCL	Recitals
Dispute	2.9(g)
Dissenting Shares	1.13(a)
DLLCA	Recitals
Effective Time	1.4(a)
Employee Benefit Plan(s)	2.11(a)
Employment Practices	2.12(a)
ERISA	2.11(a)
Escrow Agreement	1.8(a)(iii)
Estimated Closing Date Working Capital	1.11(a)(iii)
Estimated Company Cash	1.11(a)(vi)
Estimated Company Indebtedness	1.11(a)(vii)
Estimated Transaction Expenses	1.11(a)(iv)
Expense Fund	1.8(a)(v)
Final Closing Date Cash	1.12(c)
Final Closing Date Indebtedness	1.12(c)
Final Closing Date Transaction Expenses	1.12(c)
Final Closing Date Working Capital	1.12(c)
Financial Statements	2.5(a)
Funds Flow Statement	1.11(d)
GAAP	2.5(a)
Inbound Licenses	2.9(f)
Indemnification Escrow Amount	1.8(a)(iii)
Indemnification Escrow Fund	1.8(a)(iii)
Indemnified Person	7.3(a)
Indemnitors	7.3(a)
Initial Release Amount	7.5(a)
Initial Release Date	7.5(a)
Intended Tax Treatment	4.11(h)
In-the-Money Option	1.10(a)
IRCA	2.12(i)
IRS	1.3(a)(vii)
Leased Real Property	2.20(b)
Letter of Transmittal	1.8(b)
Liability Cap	7.4(b)(ii)
Liability Claim	7.6
Lock-Up Agreement	1.3(a)(x)
Material Contract	2.19
Merger Consideration Excess	1.12(c)
Merger Consideration Shortfall	1.12(c)

Term	Section
Merger	Recitals
Merger Sub	Preamble
Merger Sub 2	Preamble
Most Recent Balance Sheet	2.6(b)
Most Recent Balance Sheet Date	2.5(a)
Net Insurance Proceeds	7.4(i)
New Litigation Claim	4.3(b)
Non-Competition Agreements	Recitals
NWC	Preamble
NWC Merger	Recitals
Objection Notice	7.7(a)
Offer Letters	Recitals
Option Consent	1.10(e)
Parent	Preamble
Parent Parties	3.1
Parent Prepared Returns	4.11(b)(ii)
Payoff Letters	4.10
Pre-Closing Period	4.1
Post-Closing Statement	1.12(a)
Purchaser Arrangements	4.9(c)
Real Property Leases	2.20(b)
Reissued Financial Statements	1.3(a)(xvii)
Related Party	2.13
Remaining Release Amount	7.5(a)
Representative Amount	1.8(a)(v)
Representative Engagement Agreement	7.11(d)
Representative Expenses	7.11(d)
Representative Group	7.11(d)
Representative’s Decision	7.11(b)
Required Vote	2.3(b)
Restricted Party	4.4(b)
Retention Agreements	Recitals
Second Certificate of Merger	1.4(b)
Second Effective Time	1.4(b)
Second Merger	Recitals
Second Surviving Entity	1.1(b)
Securities Act	1.9
Supplemental Certificate	1.3(a)(xvi)
Surviving Entity	1.1(a)
Tail and D&O Policies	4.12(c)

Term	Section
Tail Policies	4.12(a)
Tax Claim	4.11(d)
Termination Date	6.1(b)
Termination Fee	6.2(b)
Third-Party Claim	7.9(a)
Third Certificate of Merger	1.4(c)
Third Effective Time	1.4(c)
Third Surviving Entity	1.1(c)
Top Customers	2.18
Transaction Expenses	4.8
Transactions	Recitals
Transfer Taxes	1.4
WARN Act	2.12(j)
Section 8.2    Terms Generally; Interpretation. Except to the extent that the context otherwise requires:
(a)    when a reference is made in this Agreement to an Article, Section, Subsection, Annex, Exhibit, Schedule, the Preamble or Background/Recitals, such reference is to an Article, Section or Subsection of, an Annex, Exhibit or Schedule or the Preamble or Background/Recitals to, this Agreement unless otherwise indicated;
(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c)    the words “include,” “includes” or “including” (or similar terms) are deemed to be followed by the words “without limitation”;
(d)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(e)    any gender-specific reference in this Agreement include all genders;
(f)    the definitions contained in this Agreement are applicable to the other grammatical forms of such terms;
(g)    a reference to any legislation or to any provision of any legislation will include any modification, amendment or re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation;
(h)    if any action is to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action will be taken on the next Business Day following such day;
(i)    references to a Person are also to its permitted successors and assigns (whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise);

(j)    unless indicated otherwise, mathematical calculations contemplated hereby will be made to the maximum number of significant digits stored and used in calculations by Microsoft Excel, but payments will be rounded to the nearest whole cent, after aggregating all payments due to or owed by a Person;
(k)    “ordinary course of business” (or similar terms) will be deemed followed by “consistent with past practice”;
(l)    the contents of the Disclosure Schedule and the other Schedules form an integral part of this Agreement and any reference to “this Agreement” will be deemed to include the Disclosure Schedule and such other Schedules;
(m)    no parol evidence will be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence;
(n)    although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content);
(o)    all references to currency and monetary values mean U.S. dollars unless otherwise specified;
(p)    any documents or other information or materials will only be deemed to have been “Made Available” by (or on behalf of) the Company to Parent if (and only if) the Company has caused such documents, information and materials to be posted in the Data Room at least 48 hours prior to the execution and delivery of this Agreement in a manner accessible and viewable by Parent and its representatives;
(q)    any reference to an event, change, condition or effect being “material” with respect to any Person means any event, change, condition or effect that is material in relation to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole; and
(r)    the doctrine of election of remedies will not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Transactions.
Section 8.3    Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if (a) delivered personally, (b) emailed, or (c) delivered by globally recognized express delivery service, to the Parties at the addresses or email addresses set forth below or to such other address or email address as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (i) in the case of personal delivery or email, on the date of such delivery, and (ii) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed under the service’s systems; provided, however, that any notice, delivery or communication (whether delivered by hand, courier or email) received after 5:30 p.m. in the time zone of the recipient or not on a Business Day, will be deemed to be received on the immediately following Business Day; provided further that with respect to notices delivered to the Representative, such notices must be delivered solely by email.
(a)    if to Parent, Merger Sub, Merger Sub 2, or NWC to:
NerdWallet, Inc.
55 Hawthorne St., 11th Floor
San Francisco, CA 94105
Attention: General Counsel
Email: generalcounsel@nerdwallet.com
with a copy (which will not constitute notice) to:
Jones Day
90 South Seventh Street, Suite 4950
Minneapolis, Minnesota 55402
Attention: Dotun O. Obadina
Email: dobadina@jonesday.com
(b)    if to the Company before the Effective Time to:
On the Barrelhead, Inc.
1309 East 3rd Ave., Room 202
Durango, CO 81301
Attention: General Counsel
Email: legal@onthebarrelhead.com
with a copy (which will not constitute notice) to:
Cooley LLP
1144 15th Street, Suite 2300
Denver, CO 80202
Attention: Noah Pittard and Kassendra Galindo
Email: npittard@cooley.com; kgalindo@cooley.com
(c)    if to the Representative:
Fortis Advisors LLC
Attention: Notices Department (Project Bighorn)
Email: notices@fortisrep.com
Section 8.4    Severability. If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, (b) delete specific words or phrases, or (c) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.
Section 8.5    Entire Agreement. This Agreement, the Confidentiality Agreement, the Related Agreements and the documents, instruments and other agreements specifically referred to in this Agreement or therein or delivered pursuant hereto or thereto, including all annexes, exhibits and schedules hereto and thereto, constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior agreements, term sheets, letters of interest, correspondence (including e-mail) and undertakings, both written and oral, between the Company, on the one hand, and Parent, on the other hand, with respect to the subject matter of this Agreement.
Section 8.6    Assignment. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned or delegated by any Party to this Agreement by operation of law or otherwise without the prior written consent of the other Parties, and any attempt to do so will be void, except that (a) Parent may assign or delegate any or all of its rights, interests and obligations under this Agreement, in whole or in part, (i) before or after the Closing, to any of its Affiliates and (ii) after the Closing, to any Person, as long as any such Affiliate or Person agrees in writing to be bound by all of the terms of this Agreement, but no such assignment or delegation will relieve Parent of its obligations under this Agreement if such assignee does not perform such obligations, and (b) the rights and obligations of the Representative may be assigned and delegated pursuant to Section 7.11(a).
Section 8.7    No Third-Party Beneficiaries. Except as provided in Article 7, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 8.8    Governing Law. This Agreement and any dispute, claim or controversy shall be governed by and construed in accordance with the internal laws of the State of Delaware as applied to agreements entered into among Delaware residents to be performed entirely within Delaware, without regard to principles of conflicts of law the application of which would result in the Laws of any other jurisdiction governing.
Section 8.9    Jurisdiction and Venue. Each of the Parties agrees (i) that this Agreement involves at least $100,000.00, and (ii) that this Agreement has been entered into by the Parties in express reliance upon 6 Del. C. § 2708. Any claim, action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Related Agreements or the Transactions may be heard and determined in any Delaware State court or federal court sitting in Wilmington, Delaware, and each of the parties to this Agreement hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom in any such claim, action, suit or proceeding) and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of venue of any such claim, action, suit or proceeding in any such court or that any such claim, action, suit or proceeding that is brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by applicable Law, process in any such claim, action, suit or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court, including by mail at the address set forth in Section 8.3. Without limiting the foregoing and subject to applicable Law, each party agrees that service of process on such party as provided in this Section 8.9 shall be deemed effective service of process on such party and shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. WITH RESPECT TO ANY SUCH CLAIM, ACTION, SUIT OR PROCEEDING IN ANY SUCH COURT, EACH OF THE PARTIES IRREVOCABLY WAIVES AND RELEASES TO THE OTHER ITS RIGHT TO A TRIAL BY JURY, AND AGREES THAT IT WILL NOT SEEK A TRIAL BY JURY IN ANY SUCH PROCEEDING.
Section 8.10    Specific Performance. The Parties hereby agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached and that monetary damages would not provide adequate remedy in such event. The Parties agree that, in the event of any breach by any Party of any covenant, obligation or other provision set forth in this Agreement for the benefit of another Party, such other Party will be entitled without proof of actual damages (and in addition to any other remedy that may be available to it) to seek (a) an Order of specific performance or other equitable relief to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction or other equitable relief restraining such breach. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with any such Order.
Section 8.11    Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered by facsimile or electronic mail of a document in Adobe Portable Document Format or other electronic file based on common standards, including any electronic signature complying with the U.S. Federal ESIGN Act of 2000, including DocuSign, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.
Section 8.12    Separate Counsel. The Parties have had the opportunity to consult with their own legal counsel and other advisors, including their tax advisors, and are entering into this Agreement voluntarily and with a full understanding of the meaning and legal effects of each provision contained in this Agreement. The Parties and their respective legal counsel and other advisors have participated jointly in the negotiation and drafting of this Agreement. In the event of any dispute regarding the interpretation of any provision of this Agreement, or ambiguity or question of intent regarding this Agreement, the Parties agree that this Agreement and the provisions hereof will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction of this Agreement.
Section 8.13    Legal Representation; Attorney-Client Privilege. Parent, the Indemnitors and the Company agree that any attorney-client privilege, attorney work-product protection, and the expectation of client confidence attaching as a result of counsel’s (whether external or internal) representation of the Company in connection with the Transactions, and all information and documents covered by such privilege or protection (the “Covered Materials”), shall belong to and be controlled by the Representative, and not by Parent or the Company, following the Closing, and may be waived only by the Representative, and not the Company, and shall not pass to or be claimed or used by Parent or the Company. Absent the consent of the Representative, neither Parent nor the Company shall have a right to access the Covered Materials following the Closing and, in the event Parent or the Company accesses Covered Materials in violation of this sentence, such access will not waive or otherwise affect the rights of the Representative with respect to the related privilege or protection. Notwithstanding the foregoing, if a dispute arises between Parent or the Company, on the one hand, and a third party other than (and unaffiliated with) the Indemnitors and the Representative, on the other hand, after the Closing, then the Company may assert such attorney-client privilege to prevent disclosure of such Covered Materials; and provided, however, that Parent and the Company may not waive such privilege without the prior written consent of the Representative.
Section 8.14    Acknowledgements.
(a)    Each of Parent and the other Parent Parties hereby acknowledges and agrees that (i) in making its decision to enter into this Agreement and the Related Agreements to which it is a party and to consummate the Transactions, each of the Parent Parties has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 2 (including, and subject to, the related portions of the Disclosure Schedule) and the Company Certificate and disclaims reliance on any other representations and warranties of any kind or nature, express or implied, (including any representations and warranties relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Company) and (ii) none of the Company, its securityholders or any other Person has made any representation or warranty as to the Company or the accuracy or completeness of any information regarding the Company furnished or made available to the Parent Parties and their representatives, except as expressly set forth in Article 2 (including, and subject to, the related portions of the Disclosure Schedule) and the Company Certificate.
(b)    Each of the Indemnitors and the Company hereby acknowledges and agrees that (i) in making its decision to enter into this Agreement and the Related Agreements to which it is a party and to consummate the Transactions, each of the Indemnitors and the Company has relied solely upon its own investigation and the express representations and warranties of the Parent Parties set forth in Article 3 and disclaims reliance on any other representations and warranties of any kind or nature, express or implied, (including any representations and warranties relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of Parent or any of its Subsidiaries) and (ii) none of the Parent Parties, any of their respective Affiliates or representatives, or any other Person has made any representation or warranty as to Parent or any of its Subsidiaries, the accuracy or completeness of any information regarding Parent or any of its Subsidiaries furnished or made available to the Indemnitors, the Company or any of their respective representatives, except as expressly set forth in Article 3.
(c)    In connection with the due diligence investigation of the Company by the Parent Parties and their representatives, the Parent Parties and their representatives have received and may continue to receive after the date hereof from the Company and its representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Each of the Parent Parties hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Parent Parties have not relied on, and disclaim reliance on, the accuracy or completeness of such estimates, projections, forecasts, forward-looking information, or business plan information. Accordingly, each of the Parent Parties hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 2 (including, and subject to, the related portions of the Disclosure Schedule) and the Company Certificate, neither the Company, nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.
Section 8.15    Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate Schedules corresponding to the subsections of Article 2 of this Agreement. The representations and warranties contained in Article 2 of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent that the relevance of such exception or disclosure for such representation and warranty is reasonably apparent on its face. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any Party to any third Person of any matter whatsoever, including of any violation of Law or breach of any Contract. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant.

Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.
[Signature page follows]

Each of the Parties has caused this Agreement to be executed by their respective officers thereunto duly authorized, in each case as of the date first written above.

PARENT:

NERDWALLET, INC

By: /s/ Tim Chen
        Name: Tim Chen
        Title: Chief Executive Officer

MERGER SUB:

BIGHORN MERGER SUB CORP.

By: /s/ Ekumene Lysonge
        Name: Ekumene Lysonge
        Title: President and Chief Executive Officer

MERGER SUB 2:

BIGHORN MERGER SUB 2, LLC

By: /s/ Ekumene Lysonge
        Name: Ekumene Lysonge
        Title: Manager

NWC:

NERDWALLET COMPARE, INC.

By: /s/ Tim Chen
        Name: Tim Chen
        Title: Chief Executive Officer

Each of the Parties has caused this Agreement to be executed by their respective officers thereunto duly authorized, in each case as of the date first written above.

COMPANY: ON THE BARRELHEAD, INC. By: /s/ Samuel Yount Name: Samuel Yount Title: Chief Executive Officer REPRESENTATIVE: FORTIS ADVISORS LLC By: /s/ Ryan Simkin Name: Ryan Simkin Title: Managing Director